As filed with the Securities and Exchange Commission on December 12, 2003

Registration No. 333-109379

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FLEETBOSTON FINANCIAL CORPORATION

(Exact name of Registrant as specified in its charter)

Rhode Island	6021	05-0341324
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

100 Federal Street

Boston, Massachusetts 02110

617-434-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gary A. Spiess, Esq.	Janice B. Liva, Esq.
Executive Vice President, General Counsel and Secretary	Deputy General Counsel and Assistant Secretary
FleetBoston Financial Corporation	FleetBoston Financial Corporation
100 Federal Street	100 Federal Street
Boston, Massachusetts 02110	Boston, Massachusetts 02110
617-434-2870	617-434-8630

(Names, addresses, including zip code, and telephone numbers, including area code, of agents for service)

COPIES TO:

Laura N. Wilkinson, Esq.	Progress Financial Corporation	Raymond A. Tiernan, Esq.
Edwards & Angell, LLP	4 Sentry Parkway	Elias, Matz, Tiernan & Herrick L.L.P.
2800 Financial Plaza	Suite 200	734 15th Street, N.W.
Providence, Rhode Island 02903	Blue Bell, Pennsylvania 19422-0764	Washington, D.C. 20005
401-274-9200	Attention: Corporate Secretary	202-347-0300

Approximate date of commencement of the proposed sale of the securities to the public:  As soon as practicable after the effective date of this registration statement and all other conditions precedent to the merger of Progress Financial Corporation with and into the registrant have been satisfied or waived as described in the enclosed proxy statement-prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement-prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement-prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 12, 2003

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Progress Financial Corporation

Four Sentry Parkway, Suite 200

Blue Bell, Pennsylvania 19422-0764

(610) 825-8800

Dear fellow shareholders:

You are cordially invited to attend a special meeting of shareholders of Progress Financial Corporation to be held at 9:00 a.m., local time, on Tuesday, January 20, 2004 at the Whitemarsh Valley Country Club, 815 Thomas Road, Lafayette Hill, Pennsylvania. At the special meeting you will be asked to consider and vote upon a proposal to approve and adopt an agreement and plan of merger pursuant to which Progress will be merged with and into FleetBoston Financial Corporation.

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Progress common stock (other than certain shares held by Progress or FleetBoston) will be converted into the right to receive 0.9333 of a share of FleetBoston common stock, subject to adjustment if the price of FleetBoston common stock averages below $27.00 per share or above $33.00 per share for a specified period prior to the closing of the merger.

The merger cannot be completed unless the shareholders of Progress approve and adopt the merger agreement and the parties receive all required regulatory approvals, among other customary conditions.

In deciding whether to vote in favor of the merger, you should be aware that on October 27, 2003, FleetBoston entered into an agreement and plan of merger with Bank of America Corporation under which FleetBoston will be merged into Bank of America, with Bank of America as the surviving corporation. As part of the terms of the Bank of America/FleetBoston merger, shareholders of FleetBoston will receive in that merger 0.5553 of a share of Bank of America common stock for each share of FleetBoston common stock that they hold. Since the announcement of the Bank of America/FleetBoston merger, FleetBoston common stock has traded above $33.00 per share. Using the closing price of FleetBoston common stock on December 2, 2003 of $40.86, the exchange ratio would be adjusted downward such that each share of Progress common stock would be converted into the right to receive 0.7538 of a share of FleetBoston common stock.

The Bank of America/FleetBoston merger is expected to close after the merger of Progress into FleetBoston. As a result, if both mergers are consummated, and you do not sell your shares of Progress or FleetBoston, you will ultimately become a shareholder of Bank of America. The Bank of America/FleetBoston merger is subject to a number of conditions, including regulatory approvals and the approval of both Bank of America’s and FleetBoston’s shareholders. We cannot assure you that the Bank of America/FleetBoston merger will be consummated, or, if it is consummated, when the closing will occur.

Based on our reasons for the merger described in the accompanying document, our board of directors believes that the merger agreement is advisable and in your best interest. In making this determination, our board of directors considered, among other things, the opinion of Ryan Beck & Co., Inc., our financial advisor, that, as of the date of that opinion, and subject to the assumptions, limitations and qualifications set forth in that opinion, the merger consideration is fair, from a financial point of view, to the holders of Progress common stock. Accordingly our board of directors unanimously recommends that you vote “FOR” approval and adoption of the merger agreement.

The accompanying document gives you detailed information about the special meeting, the merger, the merger agreement and related matters, including the Bank of America/FleetBoston merger. We urge you to read this entire document carefully, including the merger agreement and the other appendices to this document.

It is very important that your shares be voted at the special meeting, regardless of whether you plan to attend the meeting in person. To ensure that your shares are represented on this very important matter, please take the time to vote by completing and mailing the enclosed proxy card or by voting by telephone or via the Internet in the manner described in the accompanying document. Failure to vote your shares by mail, by telephone, via the Internet or in person at the special meeting will have the same effect as a vote against the merger agreement.

Thank you for your cooperation and your continued support of Progress Financial Corporation.

Sincerely,

W. Kirk Wycoff Chairman, President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement-prospectus or determined if this proxy statement-prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. The securities of FleetBoston being offered through this document are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

This proxy statement-prospectus is dated December 12, 2003

and is first being mailed to Progress shareholders on or about December 16, 2003

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about FleetBoston and Progress from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents related to FleetBoston and Progress that are incorporated by reference in this document, without charge, by requesting them in writing or by telephone from the appropriate company:

FleetBoston	Progress Financial Corporation
Investor Relations Department	4 Sentry Parkway
FleetBoston Financial Corporation	Suite 200
100 Federal Street	Blue Bell, Pennsylvania 19422-0764
P.O. Box 2016	Attention: Corporate Secretary
Mail Stop: MA DE 10032F	(610) 825-8800
Boston, Massachusetts 02106-2106
(617) 434-7858

If you would like to request documents, please do so by January 12, 2004 to receive them before the special meeting.

See “Where You Can Find More Information” on page 80.

Progress Financial Corporation

Notice of Special Meeting of Shareholders

to be Held on January 20, 2004

To the Shareholders of Progress:

We will hold a special meeting of shareholders of Progress Financial Corporation, a Delaware corporation, on Tuesday, January 20, 2004, at 9:00 a.m., local time, at the Whitemarsh Valley Country Club, 815 Thomas Road, Lafayette Hill, Pennsylvania, for the following purposes:

•	To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of August 27, 2003, by and between Progress and FleetBoston Financial Corporation, a Rhode Island corporation. The merger agreement provides the terms and conditions under which Progress proposes to merge with and into FleetBoston. This proposal is more fully described in the enclosed proxy statement-prospectus,

•	To consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement, and

•	To consider and vote upon any other matters that may be properly brought before the meeting or any adjournment or postponement of the meeting.

Progress has fixed the close of business on December 10, 2003 as the record date for determining those shareholders entitled to vote at the Progress special meeting and any adjournments or postponements of the Progress special meeting. Only shareholders of record on that date are entitled to notice of, and to vote at, the Progress special meeting and any adjournments or postponements of the Progress special meeting.

By Order of the Board of Directors,

Blue Bell, Pennsylvania December 12, 2003	Eric J. Morgan
Corporate Secretary

The Board of Directors of Progress unanimously recommends that you vote for approval of the merger agreement.

The affirmative vote of the holders of a majority of the outstanding shares of Progress common stock, voting in person or by proxy, is necessary to approve the merger agreement on behalf of Progress. Whether or not you plan to attend the Progress special meeting in person, please vote your shares by telephone, via the Internet or by mail, in the manner described in this proxy statement-prospectus. If you plan on attending the special meeting, please so indicate on your proxy.

Important Notice:  All shareholders planning to attend the special meeting should refer to the back cover for directions to the special meeting site and for important information regarding procedures for admittance to the special meeting.

i

ii

SUMMARY

This brief summary highlights selected information from this document and does not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which this document refers you. See “Where You Can Find More Information.” Each item in this summary contains a page reference directing you to a more complete description of that item.

Progress shareholders will receive 0.9333 of a share of FleetBoston common stock for their shares of Progress common stock, subject to adjustment as described below (page 24 and 39)

FleetBoston and Progress propose a merger in which Progress will merge with and into FleetBoston, with FleetBoston continuing after the merger as the surviving corporation. Subject to receipt of Progress shareholder approval, regulatory approvals and other matters, we expect to complete the merger in the first quarter of 2004. When we complete the merger, each share of Progress common stock will be converted into the right to receive a number of shares of FleetBoston common stock calculated as described in the next paragraph.

The exact exchange ratio for the merger will not be known until the determination date, which is the date of receipt of the last regulatory approval required to consummate the merger. If the average daily last sale price of FleetBoston common stock on the New York Stock Exchange during the 10 consecutive full trading days ending at the close of trading on the determination date is from $27.00 to $33.00 per share, then each share of Progress common stock will convert into the right to receive 0.9333 of a share of FleetBoston common stock. If the average FleetBoston price is above $33.00 per share, each share of Progress common stock will convert into the right to receive the number of shares of FleetBoston common stock equal to the quotient obtained by dividing $30.80 by such average price. If the average FleetBoston price is below $27.00 per share, each share of Progress common stock will convert into the right to receive the number of shares of FleetBoston common stock equal to the quotient obtained by dividing $25.20 by such average price. In each case, Progress shareholders who would otherwise be entitled to a fractional share of FleetBoston common stock will instead receive an amount in cash based on an average of the daily closing prices of FleetBoston common stock for the 10 consecutive trading days beginning on the 12th trading day and ending on the third trading day preceding the merger.

Since the announcement of the Bank of America/FleetBoston merger, FleetBoston common stock has traded above $33.00 per share. On December 2, 2003, the closing price of FleetBoston common stock on the New York Stock Exchange was $40.86. If the closing price of FleetBoston common stock averaged $40.86 during the determination period described in the preceding paragraph, each share of Progress common stock would be converted into the right to receive 0.7538 of a share of FleetBoston common stock.

The conversion of Progress common stock into the right to receive FleetBoston common stock is further described in the section titled “The Merger—Conversion of Stock” on page 39.

You will have to surrender your Progress common stock certificates to receive new stock certificates representing FleetBoston common stock. Please do not send us any certificates now—we will send you written instructions on how to surrender your Progress common stock certificates for new FleetBoston common stock certificates after we complete the merger.

On October 27, 2003, Bank of America and FleetBoston entered into a merger agreement under which each share of FleetBoston common stock will be exchanged for 0.5553 of a share of Bank of America common stock (page 20)

On October 27, 2003, FleetBoston entered into an agreement and plan of merger with Bank of America under which FleetBoston will be merged into Bank of America, with Bank of America as the surviving corporation. The Bank of America/FleetBoston merger will be accounted for as a purchase by Bank of America under accounting principles generally accepted in the United States of America (“GAAP”) and is intended to constitute a “reorganization” for U.S. federal income tax purposes. As part of the terms of the Bank of America/FleetBoston merger, shareholders of FleetBoston will receive in that merger 0.5553 of a share of the common stock of Bank of America for each share of FleetBoston common stock that they hold. FleetBoston stockholders who would otherwise be entitled to a fractional share of Bank of America common stock will instead receive an amount in cash based on the average of the closing sale prices of Bank of America common stock for the five full trading days immediately preceding to the date on which the Bank of America/FleetBoston merger is completed.

The Bank of America/FleetBoston agreement and plan of merger dated October 27, 2003 was filed on October 28, 2003 with the Securities and Exchange Commission as an exhibit to FleetBoston’s Current Report on Form 8-K, and is incorporated by reference in this proxy statement-prospectus. See “Where You Can Find More Information” on page 80. In addition, the preliminary joint proxy statement-prospectus which is part of the Form S-4 registration statement of Bank of America was filed with the Securities and Exchange Commission on December 4, 2003 (File No. 333-110924), and contains further information about that merger. You should be aware that the Bank of America Form S-4 is subject to review by the Securities and Exchange Commission and may be revised prior to being finalized. These filings are public documents available on the SEC’s web site at www.sec.gov. We urge you to obtain and read carefully the Bank of America/FleetBoston merger agreement and the Form S-4 containing the Bank of America/FleetBoston joint proxy statement-prospectus filed by Bank of America.

Completion of the Bank of America/FleetBoston merger, which is currently anticipated to occur in the first half of 2004, is subject to a number of conditions, including stockholder approval by both companies, receipt of all requisite governmental approvals (including the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”)), and certain other customary conditions. The Bank of America/FleetBoston merger is expected to close after the merger of Progress into FleetBoston. As a result, if both mergers are consummated, and you do not sell your shares of Progress or FleetBoston, you will ultimately become a stockholder of Bank of America. For this reason, we have summarized the material terms of the Bank of America/FleetBoston merger agreement and have included certain pro forma financial information about that merger in this proxy statement-prospectus. See “Recent Developments—Bank of America/FleetBoston Merger” and “Bank of America/FleetBoston Unaudited Pro Forma Condensed Combined Financial Information” on page 86. You should be aware that if the record date for the FleetBoston special meeting to be held in connection with the Bank of America/Fleet Boston merger occurs before the closing of the FleetBoston/Progress merger, you will not be a stockholder of FleetBoston entitled to vote on the Bank of America/FleetBoston merger. See “—Depending on the record date for the Bank of America/FleetBoston special meeting, you may not have the opportunity to vote on the Bank of America/FleetBoston merger.”

We cannot assure you that the Bank of America/FleetBoston merger will be consummated, or if it is consummated, when it will be consummated and what the value of shares of Bank of America common stock will be following the merger. Since the announcement of the Bank of America/FleetBoston merger, FleetBoston common stock has traded above its prior trading range. If the Bank of America/FleetBoston merger agreement were terminated after the determination period for the FleetBoston/Progress merger, the exchange ratio would not be adjusted to reflect any decline in the market price of FleetBoston common stock that might occur after such a termination.

If both mergers are consummated, and you do not sell your shares of Progress or FleetBoston common stock, you will ultimately become a shareholder of Bank of America

If you hold 200 shares of Progress common stock, and the exchange ratio in the FleetBoston/Progress merger is 0.7538, you will receive 150 shares of FleetBoston common stock and a cash payment instead of the 0.76 of a share of FleetBoston common stock that you otherwise would have received (i.e., 200 shares x 0.7538 = 150.76 shares). If you continue to hold those 150 shares of FleetBoston common stock until consummation of the Bank of America/FleetBoston merger, you will receive 83 shares of Bank of America common stock and a cash payment instead of the 0.295 of a share of Bank of America common stock that you otherwise would have received (i.e., 150 shares x 0.5553 = 83.295 shares).

Depending on the record date for the FleetBoston special meeting, you may not have the opportunity to vote on the Bank of America/FleetBoston merger

If the record date for the FleetBoston special meeting to be held in connection with the Bank of America/FleetBoston merger occurs before the closing of the FleetBoston/Progress merger, you will not be a stockholder of FleetBoston entitled to vote on the Bank of America/FleetBoston merger. Factors that affect the timing of the closing of the merger are summarized elsewhere in this proxy statement-prospectus. Factors that affect the timing of the record date for the FleetBoston special meeting include the timing of the review made by the Securities and Exchange Commission of the Form S-4 registration statement filed by Bank of America with the Securities and Exchange Commission.

FleetBoston and Progress comparative per share market price information (page 59)

FleetBoston common stock trades on the New York Stock Exchange under the symbol “FBF.” Progress common stock trades on the Nasdaq National Market under the symbol “PFNC.” Some examples of recent New York Stock Exchange and Nasdaq closing prices for FleetBoston common stock, Progress common stock and the  implied market value of the merger consideration, based on the FleetBoston common stock price and assuming the indicated exchange ratio, are as follows:

On August 27, 2003

FleetBoston:	Progress:	Exchange Ratio:	Implied Value:
$29.72	$16.96	0.9333	$27.74

On December 2, 2003

FleetBoston:	Progress:	Exchange Ratio(1):	Implied Value:
$40.86	$30.52	0.7538	$30.80

(1)	Calculated by using $40.86, which was the closing price of FleetBoston common stock on the New York Stock Exchange on December 2, 2003.

The market price of FleetBoston common stock will fluctuate prior to the merger. It will fluctuate in part in relation to fluctuations in the share price of Bank of America shares. You should obtain current market quotations for FleetBoston and Bank of America common stock.

The merger will generally be tax-free to shareholders (page 50)

FleetBoston has received a legal opinion dated the date of this proxy statement-prospectus from its counsel, Edwards & Angell, LLP, that the merger will be treated as a transaction of a type that is generally tax-free for federal income tax purposes and that the exchange by Progress shareholders of shares of Progress common stock for shares of FleetBoston common stock generally will not cause them to recognize any gain or loss for U.S. federal income tax purposes. Progress shareholders will, however, have to recognize income or gain in connection with any cash received instead of fractional shares. This legal opinion also states that neither FleetBoston nor Progress generally will recognize any gain or loss for U.S. federal income tax purposes.

The obligations of FleetBoston and Progress to consummate the merger are conditioned upon the receipt of opinions of their respective counsel to the same effect.

This tax treatment may not apply to all Progress shareholders. Determining the actual tax consequences of the merger to you can be complicated. They will depend on your specific situation and on variables not within our control. You should consult your own tax advisor for a full understanding of the merger’s tax consequences to you.

Dividend policy; difference in cash dividends per share (page 54)

After the merger, FleetBoston expects to continue to pay dividends on FleetBoston common stock in an amount equal to FleetBoston’s current dividend of $0.35 per quarter. Progress’s last dividend declared on Progress common stock was $0.13. Future dividend payments by FleetBoston will depend on business conditions and on the combined company’s financial condition and earnings and other factors.

Prior to the merger, the merger agreement permits Progress to pay regular quarterly dividends, not to exceed $0.13 per share, for the third and fourth quarters of 2003 and the first quarter of 2004. If the closing occurs in any fiscal quarter after the fiscal quarter ended December 31, 2003, after the record date for a FleetBoston dividend for such quarter, then at the closing FleetBoston will make a cash payment to Progress shareholders equal to the sum of (1) $0.13 times the portion of the quarter prior to the closing and (2) $0.35 times the portion of the quarter remaining following the closing, multiplied by the exchange ratio.

Under the Bank of America/FleetBoston merger agreement, FleetBoston has agreed that, until the Bank of America/FleetBoston merger is completed, it will not pay regular quarterly cash dividends in excess of $0.35 per share of FleetBoston common stock. FleetBoston and Bank of America also have agreed to coordinate the declaration of dividends so that holders of FleetBoston common stock will not receive two dividends, or fail to receive one dividend, for any quarter with respect to their FleetBoston common stock and any Bank of America common stock any holder receives in the Bank of America/FleetBoston merger.

Progress’s financial advisor says the merger consideration is fair to shareholders (page 28)

Among other factors considered in deciding to approve the merger, the Progress board of directors received the written opinion of its financial advisor, Ryan Beck & Co., Inc. that, as of August 27, 2003 (the date on which the Progress board of directors approved the merger and related agreements), the consideration being offered to Progress’s shareholders in the merger was fair to the holders of Progress common stock from a financial point of view. This opinion was subsequently reconfirmed in writing as of the date of this proxy statement-prospectus noting the announcement of the Bank of America/FleetBoston merger. The opinion dated as of the date of this proxy statement-prospectus is included as Appendix C. Progress has agreed to pay a financial advisory fee to Ryan Beck & Co., Inc. as described on page 39 of this proxy statement-prospectus.

Progress shareholders do not have appraisal rights (page 78)

Progress shareholders do not have any right to dissent from the merger or to have the value of their shares of Progress common stock appraised in connection with the merger under Delaware law or otherwise.

The Progress board of directors recommends that you approve the merger (page 27)

Based on Progress’s reasons for the merger described in this document, including the fairness opinion of Ryan Beck & Co., Inc., the Progress board of directors believes that the merger is in the best interests of Progress shareholders and unanimously recommends that you vote “FOR” approval of the merger agreement.

Conditions to completion of the merger (page 48)

The completion of the merger depends on a number of conditions being met, including:

•	approval of the merger agreement by Progress shareholders;

•	receipt of required regulatory approvals and other consents to consummate the merger and the merger of Progress Bank into Fleet National Bank, including either an approval or a waiver of the application requirement by the Board of Governors of the Federal Reserve System and applicable state banking authorities;

•	there is no injunction or legal or regulatory prohibition to completion of the merger;

•	the SEC shall have declared effective the registration statement of which this proxy statement-prospectus forms a part and the SEC shall not have issued, initiated or threatened to issue a stop order suspending that effectiveness;

•	the shares of FleetBoston common stock being issued to Progress shall have been listed on the New York Stock Exchange;

•	the receipt of opinions from our respective tax counsel that the merger will qualify as a tax-free reorganization;

•	our respective representations and warranties in the merger agreement must be true and correct, subject to exceptions that would not have a material adverse effect on Progress or FleetBoston;

•	we must each be in compliance in all material respects with our respective covenants in the merger agreement; and

•	there has been no material adverse change to either of our respective businesses, results of operations or financial condition.

Where the law permits, a party to the merger agreement could elect to waive a condition to its obligation to complete the merger although that condition has not been satisfied. We cannot be certain when (or if) the conditions to the merger will be satisfied or waived or that the merger will be completed.

We may decide not to complete the merger (page 52)

Progress and FleetBoston can agree at any time not to complete the merger, even if you have voted to approve the merger agreement. Also, either of us can decide, without the consent of the other, not to complete the merger in a number of other situations, including:

•	final denial of a required regulatory approval;

•	failure of the Progress shareholders to approve the merger agreement;

•	failure to complete the merger by June 30, 2004;

•	material breach by the other party of its representations, warranties, covenants or agreements contained in the merger agreement if the breach is not, or cannot be, cured within 30 days of notice of the breach;

•	by FleetBoston, if the Progress board of directors after the mailing of this proxy statement-prospectus withdraws its recommendation to shareholders to vote to approve the merger or the Progress board of directors authorizes Progress to engage in a competing proposal; or

•	by Progress, at any time prior to the special meeting, if it concurrently enters into an agreement to engage in a competing proposal and satisfies certain other conditions.

If the merger agreement is terminated under the circumstances described under “The Merger—Breakup Fee” on page 53, Progress may be required to pay an $8 million breakup fee to FleetBoston.

We may amend the terms of the merger and waive some conditions (page 53)

FleetBoston and Progress may jointly amend the terms of the merger, and each of us may waive our right to require the other party to adhere to those terms, to the extent legally permissible. However, after you approve the merger agreement, you must approve any amendment or waiver that reduces or changes the amount or form of the consideration that you will receive as a result of the merger.

Officers and directors have some interests in the merger that are in addition to their interests as shareholders (page 54)

Progress’s directors and executive officers have interests in the merger that are in addition to their interests as shareholders of Progress. These additional interests are described in greater detail under “The Merger—Interests of Certain Persons in the Merger.”

W. Kirk Wycoff, President and Chief Executive Officer of Progress, has entered into an employment agreement with Fleet National Bank that will become effective upon the completion of the merger. Mr. Wycoff will serve as chairman and chief executive officer of Fleet National Bank’s commercial financial services and investment management businesses in Pennsylvania and certain counties of New Jersey. The employment agreement provides for minimum annual base salary and bonus, which over its three-year term totals $625,000 per year. Mr. Wycoff also will be granted at the effective time an option to purchase 50,000 shares of FleetBoston common stock at an exercise price per share equal to the fair market value per share on that date.

Mr. Wycoff also has entered into a termination and release agreement with FleetBoston, Fleet National Bank, Progress and Progress Bank under which Mr. Wycoff will receive on the effective date of the merger a cash severance payment of approximately $5.2 million, calculated in accordance with the terms of his existing employment agreement with Progress and Progress Bank.

In addition, Progress executive officers hold a total of 69,084 stock options that will vest upon consummation of the merger which is sooner than they were scheduled to vest when the parties entered into the merger agreement on August 27, 2003.

Progress officers also have existing change in control and termination agreements and arrangements with Progress providing for potential cash severance payments and other benefits if the employment of any of those officers terminates following the merger. The aggregate cash severance payments that will become payable to Progress officers (other than to Mr. Wycoff) under those agreements and arrangements is estimated to be approximately $2.8 million. FleetBoston has agreed to pay those officers covered by such agreements as of the effective time of the merger the severance benefits pursuant to those agreements as if they had terminated their employment and were entitled to receive those benefits even if the executives are not terminated by FleetBoston or a FleetBoston subsidiary following the merger.

Also, following the merger, FleetBoston has agreed to indemnify, and provide directors’ and officers’ insurance equivalent to that provided by Progress for, the officers and directors of Progress for events occurring before the merger, including events that are related to the merger.

The members of Progress’s board of directors knew about these additional interests, and considered them, when they approved the merger.

The special meeting of shareholders (page 21)

The special meeting of Progress shareholders will be held on January 20, 2004, at 9:00 a.m., local time, at the Whitemarsh Valley Country Club, 815 Thomas Road, Lafayette Hill, Pennsylvania. At the Progress special meeting, you will be asked to approve the merger agreement between Progress and FleetBoston providing for the merger.

Record date; vote required (page 22)

You can vote at the Progress special meeting if you owned Progress common stock at the close of business on December 10, 2003. On that date, there were 7,180,900 shares of Progress common stock outstanding and entitled to vote. You can cast one vote for each share of Progress common stock you owned on that date. The affirmative vote of the holders of a majority of the outstanding shares of Progress common stock, voting in person or by proxy, is necessary to approve the merger agreement on behalf of Progress.

The Progress board of directors and executive officers held approximately 912,487 shares of Progress common stock as of the record date. The shares held as of the record date by the Progress directors and executive officers represent approximately 25% of the number of shares of Progress common stock necessary to approve the merger agreement. The Progress directors and executive officers have entered into a stockholder agreement with FleetBoston agreeing to vote all shares owned by them in favor of the merger. This stockholder agreement is attached as Appendix B to this proxy statement-prospectus.

The companies (page 19)

FleetBoston Financial Corporation

100 Federal Street

Boston, Massachusetts 02110

(617) 434-2200

FleetBoston is a diversified financial services company offering a comprehensive array of financial solutions to its customers. FleetBoston’s three major domestic business lines are Personal Financial Services, Regional Commercial Financial Services and Investment Management, and National Commercial Financial Services. FleetBoston’s other lines of business are International Banking and Capital Markets.

At September 30, 2003, on a consolidated basis, FleetBoston’s total assets were $196.4 billion, its total deposits were $132.5 billion and its total stockholders’ equity was $17.6 billion.

Progress

4 Sentry Parkway

Suite 200

Blue Bell, Pennsylvania 19422-0764

(610) 825-8800

Progress is a Delaware corporation and the holding company for Progress Bank, a federally chartered savings bank. Progress Bank has a total of 21 banking offices in the Delaware Valley area with 11 full-service banking officers in Montgomery County, four full-service banking offices in Bucks County, one full-service banking office in Delaware County, two full-services banking offices in Chester County and two full-service banking offices in Philadelphia County in southeastern Pennsylvania, and one full-service banking office in Lambertville, Hunterdon County, New Jersey.

At September 30, 2003, on a consolidated basis, Progress’s total assets were $1.2 billion, its total deposits were $746.6 million and its total shareholders’ equity was $64.3 million.

Information

FleetBoston has supplied all information contained or incorporated by reference in this proxy statement-prospectus relating to FleetBoston, as well as all pro forma financial information, and Progress has supplied all relevant information relating to Progress.

UNAUDITED COMPARATIVE PER SHARE DATA

The following table presents historical information about earnings per share, cash dividends per share and book value per share, and similar information reflecting the merger and the Bank of America/FleetBoston merger, which we refer to as pro forma financial information. In presenting the comparative pro forma financial information for the periods shown in the table, we assumed that the merger and the Bank of America/FleetBoston merger, in which Bank of America will be the surviving corporation, had occurred on January 1, 2002 for purposes of presenting pro forma net income per share and cash dividends declared per common share (or January 1, 2003 for the interim data) and on September 30, 2003 for purposes of presenting pro forma book value per share.

We assumed that both mergers will be accounted for under an accounting method known as “purchase accounting.” Under the purchase method of accounting, the assets and liabilities of the company not surviving a merger are, as of the completion date of the merger, recorded at their respective fair values and added to those of the surviving company. Financial statements of the surviving company issued after consummation of the merger reflect these values and are not restated retroactively to reflect the historical financial position or results of operations of the company not surviving.

The information listed as “pro forma equivalent—FleetBoston/Progress” was obtained by multiplying the FleetBoston/Progress pro forma amounts by the assumed exchange ratio, calculated as described in footnote (1) to the table on page 9. We present this information to reflect the fact that Progress shareholders will receive less than one share of combined company common stock for each share of Progress common stock exchanged in the merger. The information listed as “pro forma equivalent—FleetBoston/Progress/Bank of America” was obtained by multiplying the FleetBoston/Progress/Bank of America pro forma amounts by the 0.5553 exchange ratio for the Bank of America/FleetBoston merger. We present this information because if both this merger and the Bank of America/FleetBoston merger are consummated, and you do not sell your shares of Progress or FleetBoston, you will ultimately become a shareholder of Bank of America.

We expect that we will record merger and restructuring expenses and purchase accounting adjustments as a result of combining our companies. These expenses are described under “Management and Operations After the Merger—Operations” on page 58. FleetBoston also expects that Bank of America will record similar expenses and adjustments as a result of the Bank of America/FleetBoston merger. See “Bank of America/FleetBoston Unaudited Pro Forma Condensed Combined Financial Information” on page 86. A portion of these expenses and adjustments will be recorded upon consummation of both mergers as purchase accounting adjustments, with the remainder expected to be recorded in future combined results of operations. We also anticipate that both mergers will provide the combined companies with financial benefits that include reduced operating expenses. The pro forma information, while helpful in illustrating the financial characteristics of each of the combined companies under one set of assumptions, does not reflect these anticipated expenses and financial benefits and, accordingly, does not attempt to predict or suggest future results, nor does it include the effects of any divestitures that may be required by regulatory authorities.

The pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had both mergers been completed and the applicable purchase accounting adjustments been reflected during the periods or as of the dates for which this pro forma information is presented.

We cannot assure you that the Bank of America/FleetBoston merger will be consummated, or if it is consummated, when it will be consummated and what the value of shares of Bank of America common stock will be following the merger.

The information in the following table is based on the historical financial information that we have presented in our prior Securities and Exchange Commission filings. We are incorporating this material into this document by reference. See “Where You Can Find More Information” on page 80.

	As of or for the nine months ended September 30, 2003	As of or for the year ended December 31, 2002
FleetBoston common stock:
Income from continuing operations per share:
Basic:
Historical	$1.73	$1.44
Pro forma—FleetBoston/Progress(1).	1.72	1.44
Pro forma—FleetBoston/Progress/Bank of America(2)	4.70	5.03
Diluted:
Historical	1.72	1.44
Pro forma—FleetBoston/Progress(1).	1.72	1.43
Pro forma—FleetBoston/Progress/Bank of America(2)	4.64	4.93
Cash dividends declared per common share:
Historical	1.05	1.40
Pro forma—FleetBoston/Progress(3)	1.05	1.40
Pro forma—FleetBoston/Progress/Bank of America(4)	2.08	2.44
Book value per share at period end:
Historical	16.46	15.78
Pro forma—FleetBoston/Progress(1)	16.59	n/m
Pro forma—FleetBoston/Progress/Bank of America(2)	46.16	n/m

Progress common stock:
Income from continuing operations per share:
Basic:
Historical	.90	.57
Pro forma equivalent—FleetBoston/Progress(5)	1.30	1.09
Pro forma equivalent—FleetBoston/Progress/Bank of America(6)	2.61	2.79
Diluted:
Historical	.86	.56
Pro forma equivalent—FleetBoston/Progress(5)	1.30	1.08
Pro forma equivalent—FleetBoston/Progress/Bank of America(6)	2.58	2.74
Cash dividends declared per common share:
Historical	.20	.10
Pro forma equivalent—FleetBoston/Progress(5)	.79	1.06
Pro forma equivalent—FleetBoston/Progress/Bank of America(6)	1.16	1.35
Book value per share at period end:
Historical	9.30	9.38
Pro forma equivalent—FleetBoston/Progress(5)	12.51	n/m
Pro forma equivalent—FleetBoston/Progress/Bank of America(6)	25.63	n/m

(1)	Includes the effect of the FleetBoston/Progress merger, assuming that the exchange ratio used for the merger was 0.7538 of a share of FleetBoston common stock for each share of Progress common stock, calculated by using $40.86, which was the closing price of FleetBoston common stock on the New York Stock Exchange on December 2, 2003.
(2)	Includes the effect of the FleetBoston/Progress merger and the Bank of America/FleetBoston merger, using the assumed 0.7538 exchange ratio for the FleetBoston/Progress adjustments and the 0.5553 exchange ratio for the Bank of America/FleetBoston adjustments.
(3)	The FleetBoston/Progress pro forma dividends per share represent FleetBoston’s historical dividends per share.
(4)	The FleetBoston/Progress/Bank of America pro forma dividends per share represent Bank of America’s historical dividends per share.
(5)	The FleetBoston/Progress equivalent pro forma per share amounts are calculated by multiplying the FleetBoston pro forma information described in notes (1) and (3) by the assumed exchange ratio of 0.7538.
(6)	The FleetBoston/Progress/Bank of America equivalent pro forma per share amounts are calculated by multiplying the FleetBoston pro forma information described in notes (2) and (4) by the exchange ratio used for the Bank of America/FleetBoston merger of 0.5553.
n/m	Pro forma book value calculations at December 31, 2002 are not meaningful as purchase accounting adjustments were calculated at September 30, 2003.

FLEETBOSTON FINANCIAL CORPORATION

SELECTED FINANCIAL DATA

The following summary sets forth selected historical consolidated financial data for FleetBoston and its subsidiaries for the nine months ended September 30, 2003 and 2002 and for each of the years in the five-year period ended December 31, 2002. The following summary should be read in conjunction with the financial information incorporated in this proxy statement-prospectus by reference to other documents. See “Where You Can Find More Information” on page 80. Information concerning adjusted net income and related adjusted earnings per share for each of the years in the four-year period ended December 31, 2001 is presented in accordance with the disclosure provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which was adopted on January 1, 2002. This pro forma information reflects net income and earnings per share without the amortization of goodwill. The summary for the nine months ended September 30, 2003 and 2002 is based on unaudited consolidated financial statements which include all adjustments (consisting only of normal, recurring adjustments) that, in FleetBoston’s opinion, are necessary for a fair statement of the results for the respective interim periods. The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of the results expected for 2003 or any other interim period. Certain amounts in prior periods have been reclassified to conform to current-year presentation. Information is presented on a continuing operations basis unless otherwise noted.

	Nine Months Ended September 30,				Years Ended December 31,
	2003		2002		2002		2001		2000		1999		1998
	(Dollars in millions, except per share data)
Consolidated Summary of Operations:
Interest income (fully taxable equivalent)	$6,914		$7,799		$10,165		$13,661		$16,150		$15,377		$14,501
Interest expense	2,142		2,880		3,682		6,317		8,324		7,336		6,875

Net interest income (fully taxable equivalent)	4,772		4,919		6,483		7,344		7,826		8,041		7,626
Provision for credit losses	830		2,010		2,760		2,324		1,290		1,056		907

Net interest income after provision for credit losses (fully taxable equivalent)	3,942		2,909		3,723		5,020		6,536		6,985		6,719
Noninterest income	3,698		3,725		5,036		4,555		7,559		6,091		5,303
Noninterest expense	4,778		4,738		6,404		7,977		8,100		9,089		7,454
Income from continuing operations	1,823		1,227		1,524		968	(c)	3,572	(d)	2,381	(e)	2,805
Income/(loss) from discontinued operations	43	(a)	(299	)(b)	(336	)(b)	(37)		338		95		(34)
Net income	$1,866		$928		$1,188		$931		$3,910		$2,476		$2,771

Per Common Share:
Continuing Operations:
Basic earnings per share	$1.73		$1.16		$1.44		$.88	(c)	$3.27	(d)	$2.12	(e)	$2.51
Diluted earnings per share	1.72		1.16		1.44		.87	(c)	3.22	(d)	2.07	(e)	2.45
Net Income:
Basic earnings per share	1.77	(a)	.87	(b)	1.12	(b)	.84		3.58		2.21		2.48
Diluted earnings per share	1.76	(a)	.87	(b)	1.12	(b)	.83		3.52		2.16		2.42

	Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001		2000		1999		1998
	(Dollars in millions, except per share data)
Weighted average basic shares outstanding (in millions)	1,047.5	1,045.1	1,045.3	1,074.2		1,081.4		1,095.7		1,094.7
Weighted average diluted shares outstanding (in millions)	1,050.7	1,049.2	1,048.7	1,083.7		1,098.7		1,121.5		1,119.7
Book value	$16.46	$15.84	$15.78	$16.61		$17.31		$15.92		$14.78
Cash dividends declared	1.05	1.05	1.40	1.34		1.23		1.11		1.00
Common dividend payout ratio	59.32%	120.69%	125.00%	159.52%		34.36%		50.23%		40.32%

Consolidated Balance Sheet-Average Balances:
Total assets(f)	$194,506	$190,887	$189,866	$208,931		$223,895		$223,238		$201,042
Securities held to maturity	892	654	706	577		5,907		7,820		6,636
Securities available for sale	32,414	27,631	27,493	25,601		29,362		27,329		24,413
Loans and leases, net of unearned income	123,283	120,320	119,932	128,792		138,609		138,751		130,098
Due from brokers/dealers	5,008	3,895	3,937	4,099		3,404		3,226		3,766
Interest bearing deposit liabilities	95,696	92,321	91,928	96,717		100,711		109,336		106,413
Short-term borrowings	14,553	14,323	13,949	19,845		22,127		20,035		24,506
Due to brokers/dealers	5,018	3,902	3,896	3,849		4,829		4,138		4,497
Long-term debt(g)	18,827	23,306	22,658	27,945		31,191		26,198		12,957
Stockholders’ equity	17,266	17,457	17,316	19,330		18,134		17,479		16,319

Consolidated Ratios:
Net interest margin (fully taxable equivalent)(h)	3.78%	4.05%	4.01%	4.18%		4.26%		4.35%		4.39%
Return on average assets(h)	1.26	.88	.82	.48	(c)	1.66	(d)	1.12	(e)	1.41
Return on average common stockholders’ equity(h)	14.23	9.44	8.84	4.96	(c)	20.12	(d)	13.88	(e)	17.73
Average stockholders’ equity to average assets(f)	8.88	9.15	9.12	9.25		8.10		7.83		8.12
Tier 1 risk-based capital ratio(f)	8.64	8.24	8.24	7.37		8.08		7.15		7.56
Total risk-based capital ratio(f)	11.79	11.77	11.72	10.95		11.87		11.44		11.65
Period-end reserve for credit losses to period-end loans and leases, net of unearned income	2.48	3.18	3.21	2.86		2.02		1.98		1.98
Net charge-offs to average loans and leases, net of unearned income(h)	1.56	2.06	2.05	1.08		.89		.74		.68
Period-end nonperforming assets to related assets	1.85	3.20	2.86	1.46		.84		.70		.62

	Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Dollars in millions, except per share data)

Adjusted Net Income and Earnings Per Share(i):
Reported net income from continuing operations available to common stockholders				$941	$3,533	$2,325	$2,745
Add back goodwill amortization, net of applicable tax benefit				255	251	235	184

Adjusted net income from continuing operations				1,196	3,784	2,560	2,929

Net (loss)/income from discontinued operations				(37)	338	95	(34)
Add back goodwill amortization of discontinued operations, net of applicable tax benefit				10	8	8	3

Adjusted net income				$1,169	$4,130	$2,663	$2,898

Adjusted Earnings Per Share – Continuing Operations:
Reported basic earnings per share				$.88	$3.27	$2.12	$2.51
Add back goodwill amortization				.23	.23	.21	.17

Adjusted basic earnings per share				$1.11	$3.50	$2.33	$2.68

Reported diluted earnings per share				$.87	$3.22	$2.07	$2.45
Add back goodwill amortization				.23	.22	.21	.16

Adjusted diluted earnings per share				$1.10	$3.44	$2.28	$2.61

Adjusted Earnings Per Share – Net Income:
Reported basic earnings per share				$.84	$3.58	$2.21	$2.48
Add back goodwill amortization				.25	.24	.22	.17

Adjusted basic earnings per share				$1.09	$3.82	$2.43	$2.65

Reported diluted earnings per share				$.83	$3.52	$2.16	$2.42
Add back goodwill amortization				.25	.24	.21	.17

Adjusted diluted earnings per share				$1.08	$3.76	$2.37	$2.59

(a)	Includes impact of gain from the sale of Interpay, Inc. ($117 million pre-tax, $57 million post-tax) recorded in the second quarter of 2003.
(b)	Includes impact of gain from sale of AFSA Data Corporation ($300 million pre-tax, $173 million post-tax), and estimated losses from dispositions of Robertson Stephens, Inc. ($638 million pre-tax, $421 million post-tax) and the Asia fixed income business ($50 million pre-tax, $30 million post-tax) recorded in the second quarter of 2002.
(c)	Includes impact of merger-related and restructuring charges ($955 million pre-tax, $600 million post-tax); write-downs recorded against the carrying value of the principal investing portfolio ($1.1 billion pre-tax, $679 million post-tax); and a loss from the sale of the mortgage banking business ($428 million pre-tax, $285 million post-tax) recorded in 2001. Also includes impact of gains from branch divestitures ($410 million pre-tax, $252 million post-tax) and the sale of an investment in the NYCE Corporation ($146 million pre-tax, $91 million post-tax) recorded in 2001.

(d)	Includes impact of gain from branch divestitures ($843 million pre-tax, $420 million post-tax) and merger-related and restructuring charges ($249 million pre-tax, $151 million post-tax) recorded in 2000.
(e)	Includes impact of merger- and restructuring-related charges and other costs ($1 billion pre-tax, $680 million post-tax) recorded in 1999.
(f)	Includes discontinued operations.
(g)	Amounts include guaranteed preferred beneficial interests in FleetBoston’s junior subordinated debentures.
(h)	Ratios for the nine-month periods are annualized.
(i)	Pro forma information concerning adjusted net income and related adjusted earnings per share is presented only for periods prior to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which was adopted on January 1, 2002.

PROGRESS FINANCIAL CORPORATION

SELECTED FINANCIAL DATA

The following summary sets forth selected historical consolidated financial data for Progress and its subsidiaries for the nine months ended September 30, 2003 and 2002 and for each of the years in the five-year period ended December 31, 2002. The following summary should be read in conjunction with the financial information incorporated in this proxy statement-prospectus by reference to other documents. See “Where You Can Find More Information” on page 80. Information concerning earnings, book value and cash dividends declared per common share has been restated to reflect the impact of stock dividends. Information concerning adjusted net income and related adjusted earnings per share for each of the years in the four-year period ended December 31, 2001 is presented in accordance with the disclosure provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which was adopted on January 1, 2002. This pro forma information reflects net income and earnings per share without the amortization of goodwill. The summary for the nine months ended September 30, 2003 and 2002 is based on unaudited consolidated financial statements which include all adjustments (consisting only of normal, recurring adjustments) that, in Progress’s opinion, are necessary for a fair statement of the results for the respective interim periods. The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of the results expected for 2003 or any other interim period. Certain amounts in prior periods have been reclassified to conform to current-year presentation.

	Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001	2000		1999	1998
	(Dollars in thousands, except per share data)
Consolidated Summary of Operations:
Interest income (fully taxable equivalent)	$42,644	$40,343	$53,798	$65,448	$67,422		$52,380	$45,329
Interest expense	18,518	19,878	26,325	35,650	37,082		27,027	24,043

Net interest income (fully taxable equivalent)	24,126	20,465	27,473	29,798	30,340		25,353	21,286
Provision for credit losses	1,760	2,939	3,814	7,116	4,416		3,548	959

Net interest income after provision for credit losses (fully taxable equivalent)	22,366	17,526	23,659	22,682	25,924		21,805	20,327
Noninterest income	9,770	12,111	15,319	15,810	19,542		17,587	7,645
Noninterest expense	22,452	24,413	32,150	37,285	36,399		30,053	20,241
Income from continuing operations	6,226	2,972	3,996	544	5,657		6,032	4,915
Income from discontinued operations	—	—	—	—	1,642	(a)	639	111
Cumulative effect of accounting change	—	—	—	—	—		—	(46)
Net income	$6,226	$2,972	$3,996	$544	$7,299		$6,671	$4,980

Per Common Share:
Continuing Operations:
Basic earnings per share	$.90	$.43	$.57	$.09	$.93		$.99	$.87
Diluted earnings per share	.86	.42	.56	.09	.90		.94	.80
Net Income:
Basic earnings per share	.90	.43	.57	.09	1.20	(a)	1.10	.88
Diluted earnings per share	.86	.42	.56	.09	1.16	(a)	1.04	.81
Weighted average basic shares outstanding (in thousands)	6,940.0	6,938.1	6,991.5	5,879.0	6,082.6		6,066.6	5,646.2
Weighted average diluted shares outstanding (in thousands)	7,253.2	7,099.4	7,168.6	6,003.1	6,283.2		6,389.9	6,157.1
Book value	$9.30	$9.29	$9.38	$8.68	$8.40		$7.87	$7.09
Cash dividends declared	.20	.05	.10	.11	.20		.16	.12
Common dividend payout ratio	22.22%	11.63%	17.54%	122.22%	16.67%		14.55%	13.64%

Consolidated Balance Sheet—Average Balances:
Total assets	$1,102,030	$886,617	$903,429	$895,827	$833,305		$680,857	$562,555
Securities held to maturity	148,483	71,110	79,549	37,821	35,268		25,578	31,914
Securities available for sale	373,869	263,171	277,509	228,810	175,317		138,403	120,644
Loans and leases, net of unearned income	518,930	485,078	479,604	553,705	541,178		454,479	373,545
Interest bearing deposit liabilities	619,526	557,254	562,643	549,571	488,824		395,484	322,709
Short-term borrowings	137,746	33,443	39,500	36,513	76,515		35,340	53,836
Long-term debt	171,019	151,663	151,145	165,811	126,547		134,841	96,956
Stockholders’ equity	63,948	61,192	62,585	52,140	48,141		43,131	36,140

	Nine Months Ended September 30,		Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Dollars in thousands, except per share data)

Consolidated Ratios:
Net interest margin (fully taxable equivalent)(b)	3.07%	3.28%	3.23%	3.52%	3.92%	3.99%	4.02%
Return on average assets(b)	.76	.45	.44	.06	.88	.98	.89
Return on average common stockholders’ equity(b)	13.02	6.49	6.38	1.04	15.16	15.47	13.78
Average stockholders’ equity to average assets	5.80	6.90	6.93	5.82	5.78	6.33	6.42
Tier 1 risk-based capital ratio (bank)	12.95	14.76	14.09	11.60	9.79	8.90	9.57
Total risk-based capital ratio (bank)	13.99	16.01	15.20	12.85	11.04	10.01	10.59
Period-end reserve for credit losses to period-end loans and leases, net of unearned income	1.30	1.55	1.39	1.87	1.36	1.18	1.06
Net charge-offs to average loans and leases, net of unearned income(b)	.24	1.59	1.52	.83	.54	.46	.09
Period-end nonperforming assets to related assets	.93	1.86	1.19	2.08	1.08	1.16	.88

Adjusted Net Income and Earnings Per Share(c):
Reported net income from continuing operations available to common stockholders				$544	$5,657	$6,032	$4,915
Add back goodwill amortization, net of applicable tax benefit				174	384	326	302

Adjusted net income from continuing operations				718	6,041	6,358	5,217
Net income from discontinued operations				—	1,642	639	111

Adjusted net income				$718	$7,683	$6,997	$5,328

Adjusted Earnings Per Share – Continuing Operations:
Reported basic earnings per share				$.09	$.93	$.99	$.87
Add back goodwill amortization				.03	.06	.05	.05

Adjusted basic earnings per share				$.12	$.99	$1.04	$.92

Reported diluted earnings per share				$.09	$.90	$.94	$.80
Add back goodwill amortization				.03	.06	.05	.05

Adjusted diluted earnings per share				$.12	$.96	$.99	$.85

Adjusted Earnings Per Share – Net Income:
Reported basic earnings per share				$.09	$1.20	$1.10	$.88
Add back goodwill amortization				.03	.06	.05	.05

Adjusted basic earnings per share				$.12	$1.26	$1.15	$.93

Reported diluted earnings per share				$.09	$1.16	$1.04	$.81
Add back goodwill amortization				.03	.06	.05	.05

Adjusted diluted earnings per share				$.12	$1.22	$1.09	$.86

(a)	Includes impact of gain from the sale of Procall TeleServices, Inc. ($2.5 million pre-tax, $1.5 million post-tax) recorded in 2000.
(b)	Ratios for the nine-month periods are annualized.
(c)	Pro forma information concerning adjusted net income and related adjusted earnings per share is presented only for periods prior to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which was adopted on January 1, 2002.

BANK OF AMERICA/FLEETBOSTON

SELECTED PRO FORMA COMBINED FINANCIAL DATA

The following table sets forth information about the financial condition and results of operations of Bank of America and FleetBoston, including per share data and financial ratios, after giving effect to the Bank of America/FleetBoston merger, with Bank of America the surviving corporation. This information is referred to as Bank of America/FleetBoston pro forma financial information in this proxy statement-prospectus. The summary does not give effect to the FleetBoston/Progress merger since the FleetBoston/Progress merger is not significant to either FleetBoston or Bank of America/FleetBoston on a combined basis.

This table sets forth the information as if the Bank of America/FleetBoston merger had become effective on September 30, 2003, with respect to financial condition data, and on January 1, 2002, with respect to results of operations data. This Bank of America/FleetBoston pro forma financial information assumes that the Bank of America/FleetBoston merger is accounted for using the purchase method of accounting, with Bank of America as the acquirer, and represents a current estimate by Bank of America based on available information of the combined company’s results of operations. The Bank of America/FleetBoston pro forma financial information includes adjustments to record the assets and liabilities of FleetBoston at their estimated fair values and is subject to further adjustment by Bank of America as additional information becomes available and as additional analyses are performed by Bank of America. The unaudited pro forma condensed combined balance sheet includes an anticipated $1.27 billion pre-tax, $800 million after-tax, charge for restructuring the existing Bank of America operations and merger-related charges to be recorded in conjunction with the Bank of America/FleetBoston merger. Estimates related to restructuring and merger-related charges are subject to adjustment by Bank of America based on final decisions related to combining the two companies. The Bank of America/FleetBoston unaudited pro forma condensed combined financial information does not reflect any asset impairments or accrued liabilities resulting from the restructuring of FleetBoston’s current operations, as Bank of America is currently in the process of assessing these activities. When Bank of America determines these amounts, if any, they will be included as purchase accounting adjustments and will be reflected in goodwill in conformity with GAAP. See the Notes to the Bank of America/FleetBoston Unaudited Pro Forma Condensed Combined Financial Information for a further discussion of the treatment of restructuring charges. This table should be read in conjunction with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of Bank of America and FleetBoston incorporated by reference in this document and the more detailed pro forma financial information, including the notes thereto, appearing elsewhere in this document. See “Where You Can Find More Information” on page 80 and “Bank of America/FleetBoston Unaudited Pro Forma Condensed Combined Financial Information” on page 86.

The pro forma financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors, that may result as a consequence of the Bank of America/FleetBoston merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had Bank of America and FleetBoston been combined during these periods.

We are presenting the Bank of America/FleetBoston pro forma information in this proxy statement-prospectus because if both this merger and the Bank of America/FleetBoston merger are consummated, and you do not sell your shares of Progress or FleetBoston, you will ultimately become a shareholder of Bank of America. We cannot assure you that the Bank of America/FleetBoston merger will be consummated, or, if it is consummated, when the closing will occur.

SELECTED PRO FORMA COMBINED FINANCIAL DATA

	Nine Months Ended September 30, 2003	Twelve Months Ended December 31, 2002
(Dollars in millions, except per share information)
Income statement
Net interest income	$20,751	$27,573
Noninterest income	15,973	18,601
Total revenue	36,724	46,174
Provision for credit losses	3,086	6,457
Gains on sales of securities	906	636
Noninterest expense	19,961	25,347
Income from continuing operations before income taxes	14,583	15,006
Income tax expense	4,803	4,408
Income from continuing operations	9,780	10,598
Average common shares issued and outstanding (in thousands)	2,076,046	2,100,497
Average diluted common shares issued and outstanding (in thousands)	2,106,977	2,147,810
Performance ratios(1)
Return on average assets	1.33%	n/m
Return on average common shareholders’ equity	13.83	n/m
Total equity to total assets (period end)	9.95	n/m
Total average equity to total average assets	9.63	n/m
Dividend payout ratio	44.26	48.51%
Per common share data(1)
Earnings	$4.70	$5.03
Diluted earnings	4.64	4.93
Cash dividends paid	2.08	2.44
Book value	46.11	n/m
Average balance sheet(1)
Total loans and leases	$474,402	n/m
Total assets	983,384	n/m
Total deposits	531,004	n/m
Long-term debt(2)	87,606	n/m
Common shareholders’ equity	94,374	n/m
Total shareholders’ equity	94,702	n/m

Capital Ratios(1)
Risk-based capital:
Tier 1	7.75%	n/m
Total	11.51	n/m
Leverage	5.97	n/m

(1)	Average balance sheet amounts and capital and other ratios as of December 31, 2002 are not meaningful (n/m) as purchase accounting adjustments were calculated as of September 30, 2003.
(2)	Includes long-term debt related to trust preferred securities.

THE COMPANIES

Information About FleetBoston

FleetBoston is a diversified financial services company offering a comprehensive array of financial solutions to its customers. FleetBoston’s three major domestic business lines are:

•	Personal Financial Services - provides consumer retail banking, small business banking and credit card services, as well as retail brokerage;

•	Regional Commercial Financial Services and Investment Management - provides financial services to middle market corporations, including credit, cash management and trade services; provides asset management and personal financial planning services to high-net-worth customers, including estate settlement and deposit and credit products; provides proprietary and third party mutual funds and other investment products to retail and institutional customers, and retirement planning, large institutional asset management and not-for-profit investment services; and

•	National Commercial Financial Services - provides financial services to large corporations, including leasing and commercial real estate, asset-based and industry lending, cash management, loan syndications, global trade services, foreign exchange, interest rate risk management and mergers and acquisitions.

FleetBoston’s other lines of business are International Banking, which includes FleetBoston’s international operations in Latin America, and Capital Markets, which includes brokerage market-making, execution and clearing, and principal investing.

At September 30, 2003, on a consolidated basis, FleetBoston’s total assets were $196.4 billion, its total deposits were $132.5 billion and its total stockholders’ equity was $17.6 billion.

Information About Progress

General.     Progress is a financial services company incorporated under the laws of the State of Delaware headquartered in Blue Bell, Pennsylvania. Progress owns all of the outstanding stock of Progress Bank, a federally chartered savings bank. Progress is a registered unitary thrift holding company and authorized as a Delaware corporation to engage in any activity permitted by the Delaware General Corporation Law and federal law and regulation. The holding company structure permits Progress to expand the size and scope of the financial services offered beyond those that Progress Bank is permitted to offer.

Progress Bank has a total of 21 banking offices in the Delaware Valley area with 11 full-service banking offices located in Montgomery County, four full-service banking offices in Bucks County, one full-service banking office in Delaware County, two full-service banking offices in Chester County, two full-service banking offices in Philadelphia County, in southeastern Pennsylvania and one full-service banking office in Lambertville, Hunterdon County, New Jersey.

At September 30, 2003, on a consolidated basis, Progress’s total assets were $1.2 billion, its total deposits were $746.6 million and its total shareholders’ equity was $64.3 million.

Management and Additional Information.    Certain information relating to executive compensation, various benefit plans (including stock option plans), voting securities, including the principal holders of those securities, certain relationships and related transactions and other matters as to Progress is incorporated by reference or set forth in Progress’s Annual Report on Form 10-K for the year ended December 31, 2002, which is incorporated in this proxy statement-prospectus by reference. Shareholders desiring copies of this document and other documents may contact Progress at its address or telephone number indicated under “Where You Can Find More Information.”

RECENT DEVELOPMENTS

BANK OF AMERICA/FLEETBOSTON MERGER

This summary highlights selected information regarding the Bank of America/FleetBoston merger. The Bank of America/FleetBoston agreement and plan of merger dated October 27, 2003 was filed on October 28, 2003 with the Securities and Exchange Commission as an exhibit to FleetBoston’s Current Report on Form 8-K, and is incorporated by reference in this proxy statement-prospectus. See “Where You Can Find More Information” on page 80. In addition, the preliminary joint proxy statement-prospectus which is part of the Form S-4 registration statement of Bank of America was filed with the Securities and Exchange Commission on December 4, 2003 (File No. 333-110924), and contains further information about that merger. You should be aware that the Bank of America Form S-4 is subject to review by the Securities and Exchange Commission and may be revised prior to being finalized. These filings are public documents available on the SEC’s web site at www.sec.gov. We urge you to obtain and read carefully the Bank of America/FleetBoston merger agreement and the Form S-4 containing the Bank of America/FleetBoston joint proxy statement-prospectus filed by Bank of America.

The Bank of America/FleetBoston merger agreement provides for the merger of FleetBoston with and into Bank of America, with Bank of America as the surviving company. The Bank of America/FleetBoston merger will be accounted for as a purchase by Bank of America under GAAP and is intended to constitute a “reorganization” for U.S. federal income tax purposes.

If the Bank of America/FleetBoston merger is completed, each share of FleetBoston common stock outstanding immediately prior to the effective time of the Bank of America/FleetBoston merger will be converted into 0.5553 of a share of Bank of America common stock. In addition, all rights with respect to FleetBoston common stock pursuant to stock options or other stock-based awards outstanding at the effective time of that merger, whether or not then exercisable, will be converted into and will become rights with respect to Bank of America common stock on otherwise substantially similar terms, adjusted to reflect the Bank of America/FleetBoston exchange ratio. The Bank of America/FleetBoston merger agreement also provides, among other things, that: Charles K. Gifford, currently chairman and chief executive officer of FleetBoston, will be the chairman of the board of directors of the merged company; Kenneth D. Lewis, currently chairman and chief executive officer of Bank of America, will be chief executive officer of the merged company; and the board of directors of the merged company will include nineteen members, with twelve from Bank of America and seven from FleetBoston.

In connection with the Bank of America/FleetBoston merger agreement, each party has granted to the other an irrevocable option to purchase, under certain circumstances, up to 19.9% of its outstanding common shares at a price, subject to certain adjustments, of $31.80 per share (in the case of the option granted by FleetBoston) and $81.86 per share (in the case of the option granted by Bank of America). The stock option agreements are filed as exhibits to the Form 8-K filed by FleetBoston on October 28, 2003 and are incorporated in this proxy statement-prospectus by reference. Under certain circumstances, the granting party may be required to repurchase the option or the shares acquired pursuant to the exercise of the option; alternatively, the option could be surrendered to the granting party, together with any shares purchased under such option, in exchange for a cash payment of $1.8948 billion. The stock option agreements limit the grantee’s total profit (as defined in the stock option agreements) to not more than $2.3685 billion.

Completion of the Bank of America/FleetBoston merger, which is currently anticipated to occur in the first half of 2004, is subject to a number of conditions, including stockholder approval by both companies, receipt of all requisite governmental approvals (including the approval of the Board of Governors of the Federal Reserve System), and certain other customary conditions. We cannot assure you that the Bank of America/FleetBoston merger will be consummated, or if it is consummated, when it will be consummated and what the value of shares of Bank of America common stock will be following the merger.

PROGRESS SPECIAL MEETING

General

This proxy statement-prospectus is first being mailed by Progress to the holders of Progress common stock on or about December 16, 2003, and is accompanied by the notice of the special meeting and a form of proxy that is solicited by the board of directors of Progress for use at the special meeting, to be held on Tuesday, January 20, 2004 at 9:00 a.m., local time, at the Whitemarsh Valley Country Club, 815 Thomas Road, Lafayette Hill, Pennsylvania, and at any adjournments or postponements of that meeting.

Matters to be Considered

The purpose of the Progress special meeting is to approve the merger agreement, to consider and approve a proposal to adjourn the special meeting if necessary to permit solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement, and to consider any other matters that may be properly submitted to a vote at the special meeting. At this time, the Progress board of directors is unaware of any matters other than approval of the merger agreement that may be presented for action at the special meeting.

How to Vote Your Shares

Shareholders of record may vote by telephone, the Internet, mail or by attending the special meeting and voting in person. If you plan to attend the special meeting, please so indicate when you submit your proxy and please refer to the back cover for directions to the special meeting site and for important information regarding procedures for being admitted to the special meeting.

•	Voting by telephone: You can vote your shares by telephone by calling the toll-free telephone number on your proxy card. Telephone voting is available 24 hours a day, seven days a week. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. Our telephone voting procedures are designed to authenticate shareholders by using individual control numbers. If you vote by telephone, you do not need to return your proxy card.

•	Voting via the internet: You can vote via the Internet by accessing the web site listed on your proxy card and following the instructions you will find on the web site. Internet voting is available 24 hours a day, seven days a week. As with telephone voting, you will be given the opportunity to confirm that your instructions have been properly recorded. If you vote via the internet, you do not need to return your proxy card.

•	Voting by mail: If you choose to vote by mail, simply mark the enclosed proxy card, date and sign it, and return it to Progress’s transfer agent, American Stock Transfer and Trust Company, in the postage-paid envelope provided.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Each proxy submitted will be voted as directed; however, if you sign, date and return your proxy card by mail without specifying how your shares are to be voted, your shares will be voted FOR the merger.

You may revoke your proxy at any time before it is exercised by any of the following means:

•	submitting to the Secretary of Progress written notice of revocation;

•	submitting a new proxy with a later date by telephone, the Internet or mail; or

•	attending the special meeting and electing to vote in person.

Written notices of revocation and other communications with respect to the revocation of Progress proxies should be addressed to:

Progress Financial Corporation

4 Sentry Parkway

Suite 200

Blue Bell, Pennsylvania 19422-0764

Attention:  Corporate Secretary

At this time, the Progress board of directors is unaware of any matters other than approval of the merger agreement and the adjournment of the meeting if necessary that may be presented for action at the special meeting. If other matters do properly come before the special meeting, however, the shares represented by proxies will be voted, or not voted, in the discretion of the persons named in the proxies.

Solicitation of Proxies

Progress will bear the entire cost of soliciting proxies from Progress shareholders, except that each of FleetBoston and Progress has agreed to pay one-half of the costs of printing and mailing this proxy statement-prospectus and related proxy materials. In addition to the solicitation of proxies by mail, Progress will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of stock held by them and secure their voting instructions, if necessary. Progress will reimburse those record holders for their reasonable expenses in so doing. Progress has also made arrangements with Morrow & Co., Inc. to assist it in soliciting proxies from banks, brokers and nominees, and has agreed to pay approximately $6,500 plus expenses for those services. Progress may also use its regular employees, who will not be specially compensated, to solicit proxies from Progress shareholders, either personally or by mail, telephone, telegram, facsimile or other electronic methods.

Record Date and Voting Rights

In accordance with the provisions of the Delaware General Corporation Law, the Progress by-laws and the rules of the Nasdaq Stock Market, Progress has fixed December 10, 2003 as the record date for determining those Progress shareholders entitled to notice of, and to vote at, the Progress special meeting. Accordingly, only Progress shareholders of record at the close of business on the record date will be entitled to notice of and to vote at the Progress special meeting. At the close of business on the record date, there were 7,180,900 shares of Progress common stock outstanding held by approximately 2,100 holders of record. The presence, in person or by proxy, of shares of Progress common stock representing a majority of those shares outstanding and entitled to vote on the record date is necessary to constitute a quorum at the Progress special meeting. Each share of Progress common stock outstanding on the record date entitles its holder to one vote.

The affirmative vote of the holders of a majority of the outstanding shares of Progress common stock, voting in person or by proxy, is necessary to approve the merger agreement on behalf of Progress. The affirmative vote of a majority of the votes represented at the special meeting and entitled to vote on the matter is required to approve the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement and any other matter properly submitted to shareholders for their consideration at the special meeting.

Any “broker non-votes” submitted by brokers or nominees in connection with the special meeting will not be counted for purposes of determining the number of votes cast on a proposal but will be treated as present for quorum purposes. “Broker non-votes” are shares held by brokers or nominees as to which voting instructions have not been received from the beneficial owners or the persons entitled to vote those shares and the broker or nominee does not have discretionary voting power under the applicable New York Stock Exchange rules. Under these rules, the proposals to approve the merger agreement and to adjourn the special meeting are not items on which brokerage firms may vote in their discretion on behalf of their clients if their clients have not furnished voting instructions within ten days of the special meeting. Because the proposal to approve the merger agreement is required to be approved by the holders of a majority of the outstanding shares of Progress common stock, abstentions and broker “non-votes” will have the same effect as a vote against the proposal to approve the merger agreement at the special meeting. For the same reason, the failure of a Progress shareholder to vote by proxy or in person at the special meeting will have the effect of a vote against this proposal. Because the vote required for the proposal to adjourn the special meeting is the affirmative vote of a majority of the shares represented and entitled to vote on the matter at the special meeting, “broker non-votes” will have no effect on this proposal and abstentions will have the same effect as a vote against this proposal.

As of the record date, Progress, FleetBoston and their respective directors, executive officers and the other related parties identified below hold Progress common stock as follows:

•	directors and executive officers of Progress and their affiliates owned approximately 912,487 shares of Progress common stock (including shares of Progress common stock allocated to Progress executive officers in Progress’s Employee Stock Ownership Plan and excluding stock options to purchase Progress common stock), entitling them to exercise approximately 12.4% of the voting power of the Progress common stock entitled to vote at the Progress special meeting. The Progress directors and executive officers have entered into a stockholder agreement with FleetBoston agreeing to vote all shares owned by them in favor of the merger;

•	258,210 shares of Progress common stock are held in Progress’s Employee Stock Ownership Plan, of which 75,277 shares are allocated specifically to a participant’s account (excluding shares allocated to Progress executive officers) and 177,317 shares are unallocated. The trustees for this plan, who are executive officers of Progress, have the power to vote all unallocated shares as well as any shares as to which no voting instructions have been received from the relevant participants;

•	as of the record date, neither FleetBoston nor any of its directors or executive officers held any shares of Progress common stock;

•	as of the record date, none of the banking and trust subsidiaries of FleetBoston or Progress, as fiduciaries, custodians or agents, held any shares of Progress common stock.

More detailed information with respect to beneficial ownership of Progress common stock by directors and executive officers of Progress is incorporated by reference to the Annual Report on Form 10-K of Progress for the year ended December 31, 2002. See “Where You Can Find More Information.”

Recommendation of the Progress Board of Directors

The Progress board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. Based on Progress’s reasons for the merger described in this document, including the fairness opinion of Ryan Beck & Co., Inc., the Progress board of directors believes that the merger agreement is in the best interests of Progress shareholders and recommends that you vote “FOR” approval of the merger agreement. See “The Merger—Recommendation of the Progress Board of Directors and Reasons for the Merger.”

Employee Stock Ownership Plan Shares

Each individual who holds common stock allocated specifically to his or her account in Progress’s Employee Stock Ownership Plan will receive a separate card for use in providing voting instructions to the plan’s trustees. Full shares held by the plan will be voted by the trustees in accordance with instructions received from participants. Full shares held by the plan for which no voting instructions are received and all unallocated shares will be voted by the trustees in their discretion as fiduciaries. The trustees of the plan are executive officers of Progress.

THE MERGER

The following summary of the material terms and provisions of the merger agreement is qualified in its entirety by reference to the merger agreement dated as of August 27, 2003, between FleetBoston and Progress. The merger agreement is attached as Appendix A to, and is hereby incorporated by reference into, this proxy statement-prospectus.

General

The FleetBoston board of directors and the Progress board of directors each have unanimously approved the merger agreement providing for the merger of Progress with and into FleetBoston. FleetBoston will be the surviving corporation in the merger. We expect to complete the merger in the first quarter of 2004. As a result of the merger, each share of Progress common stock issued and outstanding at the effective time of the merger will, subject to adjustment as described below, generally be converted into the right to receive 0.9333 of a share of FleetBoston common stock, together with the preferred stock purchase rights issued to FleetBoston shareholders pursuant to the FleetBoston Rights Agreement, dated as of August 16, 2000, as amended, by and between FleetBoston and EquiServe Trust Company, N.A. (which we refer to in this document as “EquiServe”), as rights agent.

The exact exchange ratio for the merger will not be known until the determination date, which is the date of receipt of the last regulatory approval required to consummate the merger. If the average daily last sale price of FleetBoston common stock on the New York Stock Exchange during the 10 consecutive full trading days ending at the close of trading on the determination date is from $27.00 to $33.00 per share, then each share of Progress common stock will convert into the right to receive 0.9333 of a share of FleetBoston common stock. If the average FleetBoston price is above $33.00 per share, each share of Progress common stock will convert into the right to receive the number of shares of FleetBoston common stock equal to the quotient obtained by dividing $30.80 by such average price. If the average FleetBoston price is below $27.00 per share, each share of Progress common stock will convert into the right to receive the number of shares of FleetBoston common stock equal to the quotient obtained by dividing $25.20 by such average price.

Since the announcement of the Bank of America/FleetBoston merger, FleetBoston stock has traded above $33.00 per share. On December 2, 2003, the closing price of FleetBoston common stock on the New York Stock Exchange was $40.86. If the closing price of FleetBoston common stock averaged $40.86 during the determination period described in the preceding paragraph, each share of Progress common stock would be converted into the right to receive 0.7538 of a share of FleetBoston common stock.

This section of the proxy statement-prospectus describes the material terms of the merger agreement.

Background of the Merger

Progress’s management and board of directors have regularly considered various strategic alternatives as part of their continuing efforts to enhance Progress’s community banking franchise and to maximize shareholder value. These strategic alternatives have included continuing as an independent institution, establishing and acquiring branch offices, acquiring other community banks and entering into a strategic merger with a similarly-sized or larger institution. The board also has sought to enhance shareholder value through increased cash dividends and share repurchase programs.

In late March 2003, W. Kirk Wycoff, chairman, president and chief executive officer of Progress, received a telephone call from a representative of Keefe, Bruyette & Woods, Inc. (which we refer to in this document as “KBW”) inquiring whether Mr. Wycoff would be willing to meet with representatives of FleetBoston to discuss FleetBoston’s interest in expanding its presence in the Philadelphia market area. Mr. Wycoff indicated that Progress was not for sale but agreed to the meeting with representatives of FleetBoston in order to meet FleetBoston personnel and to explore whether there might be potential business opportunities with FleetBoston in the future. On April 8, 2003, a luncheon meeting was held at a hotel in Philadelphia between Mr. Wycoff and H. Jay Sarles, Vice Chairman and Chief Administrative Officer of FleetBoston, Lauren Mogensen, then Managing Director, Mergers and Acquisitions of FleetBoston, and a representative of KBW. The meeting consisted primarily of introductions of the participants to each other and a discussion of the banking industry in general and the Philadelphia market in particular. Mr. Sarles and Ms. Mogensen advised Mr. Wycoff that FleetBoston was interested in expanding its presence in the suburban Philadelphia market and indicated that FleetBoston might be interested in pursuing a business combination with Progress. Mr. Wycoff advised Mr. Sarles and Ms. Mogensen that he believed that Progress would be better served at present to continue building its franchise in the Philadelphia market area. Nevertheless, Mr. Sarles asked if Mr. Wycoff would be willing to meet other senior management officials of FleetBoston in order to continue the conversation on whether there might be a strategic fit between the companies.

On May 13, 2003, Mr. Wycoff met with several executive officers of FleetBoston at FleetBoston’s headquarters in Boston. At this meeting, the parties discussed the overall banking markets and FleetBoston’s general strategy with regard to the Pennsylvania regional market. FleetBoston again indicated to Mr. Wycoff its interest in expanding its presence in the suburban Philadelphia market and its interest in a business combination with Progress. Mr. Wycoff reiterated that he did not believe that Progress was presently interested in a possible business combination but that he would discuss FleetBoston’s interest in Progress with the merger and acquisition committee of the Progress board of directors.

After the May 13th meeting in Boston, Mr. Wycoff advised each member of the merger and acquisition committee individually of his meetings and conversations with FleetBoston. Each member of the committee indicated that the discussions should be continued in order that they could better assess the level of FleetBoston’s interest, and the committee instructed Progress’s investment advisor, Ryan Beck & Co. Inc. (which we refer to in this document as “Ryan Beck”), to prepare discussion materials for distribution to FleetBoston describing Progress’s business strategies. The committee also authorized Mr. Wycoff to provide to Ryan Beck Progress’s three year financial forecast in order to assist Ryan Beck in its discussions with FleetBoston.

On June 2, 2003, Ryan Beck provided Progress with the financial presentation materials to be given to FleetBoston. These materials were approved by Mr. Wycoff and subsequently sent to FleetBoston. In a telephone conference call between FleetBoston and representatives of Ryan Beck on June 16, 2003, FleetBoston indicated that it was prepared to offer a purchase price of $25.00 per share to acquire Progress, payable in FleetBoston common stock. The Ryan Beck representatives indicated that they would communicate the proposed offer to Progress but expressed concern that the proposed consideration would be insufficient.

On June 25, 2003, the merger and acquisition committee of the Progress board met to consider the proposed offer, review a written presentation prepared by Ryan Beck analyzing recent Mid-Atlantic merger and acquisition transactions and review a preliminary valuation of Progress based upon several recent Pennsylvania transactions. The committee concluded that the indication of interest was not sufficient. Mr. Wycoff was asked to meet with representatives of FleetBoston to communicate the committee’s position on the proposed pricing. Promptly after the merger and acquisition committee meeting on June 25, 2003, Ryan Beck contacted a KBW representative to communicate that FleetBoston’s proposed indication of interest of $25.00 per share was not sufficient. The parties agreed to meet in person to discuss the proposed pricing.

On June 27, 2003, Mr. Wycoff and a representative of Ryan Beck met with Mr. Sarles and Terrence Laughlin, Executive Vice President of FleetBoston, and further discussed the potential merits of a business combination between FleetBoston and Progress. Mr. Wycoff indicated that Progress would not be interested in a transaction unless the consideration was in the range of approximately $30 per share. FleetBoston indicated that it may be willing to offer up to $27.50 per share. Mr. Wycoff stated that he would advise the Progress merger and acquisition committee of this proposed consideration by FleetBoston.

On July 2, 2003, the merger and acquisition committee of the Progress board met to discuss the FleetBoston proposal. Also present at this meeting by telephone were representatives of Ryan Beck and Elias, Matz, Tiernan & Herrick L.L.P. (which we refer to in this document as “Elias, Matz”), special counsel to Progress. Mr. Wycoff updated the committee on the June 27, 2003 meeting with FleetBoston and the proposed consideration which was presented. Elias, Matz discussed the legal terms of the proposal as well as the fiduciary duties of directors in connection with a business combination. Ryan Beck discussed the financial terms of the proposal. After extensive discussion, the committee authorized Ryan Beck to discuss further with FleetBoston the material terms of a possible merger transaction and to prepare a term sheet setting forth the principal terms that had been discussed with FleetBoston.

On July 9, 2003, representatives of Ryan Beck met in Boston with Messrs. Sarles and Laughlin of FleetBoston to further discuss the merits of a possible merger transaction between Progress and FleetBoston and FleetBoston’s most recent proposal. The discussion focused on the method for establishing the exchange ratio, the potential use of price collars and certain corporate governance issues. Also on July 9, 2003, FleetBoston executed a confidentiality agreement with respect to information to be received from Progress.

On July 10, 2003, the merger and acquisition committee of Progress’s board met by telephone to discuss Ryan Beck’s meeting with FleetBoston. After discussion, the committee authorized Ryan Beck and Mr. Wycoff to continue negotiations with FleetBoston and directed that the entire Progress board of directors be advised of the negotiations with FleetBoston at a regular board meeting scheduled for July 24, 2003.

Over the next week, representatives of Ryan Beck, Mr. Wycoff and FleetBoston discussed price and other matters related to the proposed transaction, and on July 18, 2003, FleetBoston reiterated its offer of $27.50 per share. On July 23, 2003, Ryan Beck distributed a written presentation, including detailed financial information regarding the FleetBoston proposal, to the Progress board members in preparation for the board meeting scheduled for July 24, 2003.

On July 24, 2003, the board of directors of Progress held a meeting at which representatives of Ryan Beck and Mr. Wycoff advised the board of the FleetBoston indication of interest and the status of negotiations. Ryan Beck reviewed in detail the proposed offer as well as the discussions which had transpired since FleetBoston’s initial inquiry. Elias, Matz participated in the meeting by telephone and discussed the board’s legal duties regarding the proposed transaction. After discussion, the board authorized Mr. Wycoff and Ryan Beck to continue negotiations with FleetBoston.

On July 25, 2003, Ryan Beck had further discussions with FleetBoston concerning the proposed terms of the transaction, including a proposal by Progress to set a specific exchange ratio which FleetBoston rejected.

On July 31, 2003, Mr. Wycoff further discussed with Messrs. Sarles and Laughlin the terms of a possible transaction and FleetBoston indicated that it would be willing to increase its proposed offer to $28.00 per share, subject to a successful completion of its due diligence review of Progress. In subsequent discussions over the next two days, FleetBoston also agreed to allow Progress to increase its quarterly cash dividend by $.05 per share commencing with the dividend for the third quarter of 2003.

On August 5, 2003, the merger and acquisition committee of the Progress board met by telephone. The committee was updated on the status of the negotiations and discussed levels of proposed price collars for the transaction. The committee asked that a special meeting of the Progress board of directors be called to brief the board as to the status of discussions with FleetBoston.

On August 8, 2003, the Progress board met by telephone to review a revised term sheet, consider the potential range for price collars and to consider whether to authorize commencement of due diligence reviews. After careful consideration of the term sheet as revised, the board authorized commencement of due diligence reviews and negotiation of the proposed definitive agreement and related documents.

On August 14, 2003, FleetBoston’s counsel provided a draft of the proposed merger agreement and related documents to Progress and its counsel. On August 15, 2003, the board of directors of Progress met by telephone and was updated on the status of the negotiations with FleetBoston. From August 14 through August 21, 2003, FleetBoston conducted a due diligence review of Progress. On August 18, 2003, Progress executed a confidentiality agreement with respect to information to be received from FleetBoston and on August 19 and 20, 2003, Progress conducted a due diligence review of FleetBoston.

From August 15 to August 27, 2003, legal counsel for both Progress and FleetBoston, together with the parties and their representatives, negotiated the terms of the definitive merger agreement and related documents.

On August 22, 2003, the board of directors of Progress met by telephone to review the results of Progress’s due diligence review of FleetBoston and the status of negotiations of the merger agreement and related documents.

On August 27, 2002, the board of directors of Progress held a meeting to consider the proposed transaction with FleetBoston. Also attending the meeting were representatives of Ryan Beck and Elias, Matz and Progress’s chief financial officer, Michael High. At this meeting, representatives of Ryan Beck reviewed with the board a financial analysis of the proposed transaction with FleetBoston, and representatives of Elias, Matz reviewed with the board the terms of the proposed merger agreement and related documents as well as the fiduciary duties of directors in connection with the transaction. During this meeting, Ryan Beck delivered its written opinion to the Progress board of directors that, as of that date, the consideration to be received in the merger was fair to the holders of Progress common stock from a financial point of view. Following review by the Progress board of directors of the foregoing matters, the Progress board unanimously approved the merger agreement and the transactions contemplated by the merger agreement.

FleetBoston and Progress issued a joint press release announcing the transaction on Thursday, August 28, 2003, before the opening of the financial markets.

Recommendation of the Progress Board of Directors and Reasons for the Merger

The Progress board of directors believes that the merger is in the best interests of Progress and its shareholders. Accordingly, the Progress board of directors unanimously approved the merger agreement and unanimously recommends that Progress shareholders vote “FOR” approval of the merger agreement.

In reaching its decision to approve the merger agreement, the Progress board of directors consulted with management of Progress, as well as with its financial and legal advisors, and considered a variety of factors, including the following:

•	The Progress board’s knowledge of the business, operations, financial condition, earnings and prospects of Progress;

•	The business, operations, financial condition, earnings and prospects of FleetBoston. In making this determination, the Progress board took into account the results of Progress’s due diligence review of FleetBoston;

•	The Progress board’s knowledge and analysis of the current environment in the financial services industry, including continued consolidation, evolving trends in technology and increasing nationwide competition;

•	The initial exchange ratio of 0.9333, which represented a 64% premium over the closing price of Progress common stock on August 27, 2003 and a 72% premium over the average closing price of Progress common stock for the 30 trading days preceding the Progress board of directors’ approval of the merger agreement and the fact that the exchange ratio is not fixed and could float if the average price of FleetBoston common stock for the 10 trading days ending on and including the determination date is more than 10% above or below the starting price of $30.00;

•	The fact that the merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, which means that Progress shareholders generally will not recognize gain or loss for U.S. federal income tax purposes as a result of their exchange of shares in the merger (except for cash received in lieu of fractional shares);

•	The opinion of Ryan Beck & Co., Inc. to the Progress board of directors that, based on and subject to the considerations set forth in its opinion, the merger consideration was fair from a financial point of view to Progress shareholders;

•	The complementary nature of the businesses of Progress and FleetBoston and the anticipated improved stability of FleetBoston’s businesses and earnings in varying economic and market climates relative to Progress on a stand-alone basis as a result of substantially greater geographic, asset and line-of-business diversification;

•	The Progress board’s belief that a combination of Progress and FleetBoston will enhance the combined company’s ability to compete effectively, particularly in the Philadelphia, Pennsylvania markets;

•	The effect of the merger on Progress’s constituencies, such as its customers, employees and the communities served by it, including customer access to the breadth of FleetBoston’s sophisticated products, services and distribution capabilities. The Progress board also noted that there would likely be job reductions resulting from the merger and that the merger agreement contained protective severance commitments from FleetBoston;

•	The Progress board’s belief that the merger presents manageable execution risk in view of the similar markets and customer demographics served by Progress and FleetBoston, the similar business lines and business cultures of the two companies and the prior experiences of both Progress and FleetBoston in integrating acquisitions;

•	The likelihood that the merger will be approved by the appropriate regulatory authorities;

•	The fact that Mr. Wycoff entered into the employment and termination agreements described under “—Interests of Certain Persons in the Merger;” and

•	The fact that certain of Progress’s directors and executive officers have interests in the merger that are in addition to their interests as Progress shareholders. See “—Interests of Certain Persons in the Merger.”

This discussion of the information and factors considered by the Progress board of directors is not intended to be exhaustive, but it includes all material factors considered by the Progress board of directors. In reaching its determination to approve and recommend the merger, the Progress board of directors did not assign any relative or specific weights to those factors, and individual directors may have given differing weights to different factors. The Progress board of directors is unanimous in its recommendation that Progress shareholders vote for approval of the merger agreement.

Opinion of Progress’s Financial Advisor

Ryan Beck began working with Progress in May 2003, and on August 15, 2003, Progress formally retained Ryan Beck to act as Progress’s financial advisor with respect to an evaluation of alternative courses of action to maximize long-term shareholder value, including a potential sale of the company. Ryan Beck, as a customary part of its business, is regularly engaged in the valuation of banks, bank holding companies, savings and loan associations, savings banks and savings and loan holding companies in connection with mergers, acquisitions and other securities-related transactions. Ryan Beck has knowledge of, and experience with, the banking market in which Progress operates and banking organizations within this market, and was selected by Progress because of Ryan Beck’s knowledge of, experience with, and reputation in the financial services industry.

On August 27, 2003, the Progress board of directors held a meeting to evaluate the proposed merger with FleetBoston. In its capacity as Progress’s financial advisor, Ryan Beck participated in the negotiations with respect to the pricing and other terms and conditions of the merger, but the decision as to whether to accept the FleetBoston proposal and the pricing of the merger was made by the board of directors of Progress. At this meeting, Ryan Beck rendered a written opinion to Progress’s board that, based on and subject to the assumptions, factors, and limitations as set forth in the opinion and as described below, the consideration offered to Progress shareholders is fair from a financial point of view. Ryan Beck reconfirmed that opinion in writing as of the date of this proxy statement-prospectus noting the announcement of the Bank of America/FleetBoston merger, a copy of which opinion is attached as Appendix C to this proxy statement-prospectus. No limitations were imposed by the Progress board of directors upon Ryan Beck with respect to the investigations made or procedures followed by it in arriving at its opinion.

The full text of Ryan Beck’s opinion, which sets forth assumptions made and matters considered, is attached as Appendix C to this proxy statement-prospectus. Shareholders of Progress are urged to read the attached Ryan Beck opinion in its entirety. The Ryan Beck opinion is directed only to the financial fairness of the consideration to be paid to Progress shareholders in the FleetBoston/Progress merger and does not constitute a recommendation to any shareholder as to how a shareholder should vote at the special meeting. Ryan Beck has not considered, nor is it expressing any opinion with respect to, the fairness of the consideration offered in the Bank of America/FleetBoston merger or the price at which FleetBoston’s or Bank of America’s common stock will trade following consummation of the FleetBoston/Progress merger. The summary of the Ryan Beck opinion set forth in this proxy statement-prospectus is qualified in its entirety by reference to the full text of the Ryan Beck opinion. In rendering its opinion, Ryan Beck does not admit that it is an “expert” as that term is used in the Securities Act and the rules and regulations promulgated under the Securities Act, or that its opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act and the rules and regulations promulgated under the Securities Act.

Material and Information Considered with Respect to the Proposed Merger.    In connection with its opinion, Ryan Beck reviewed the following information:

•	the merger agreement and related documents;

•	this proxy statement-prospectus;

•	FleetBoston’s annual reports on Form 10-K for the years ended December 31, 2002, 2001 and 2000;

•	FleetBoston’s quarterly reports on Form 10-Q for the periods ended September 30, 2003, June 30, 2003, March 31, 2003, September 30, 2002, June 30, 2002 and March 31, 2002;

•	FleetBoston’s proxy statement dated March 18, 2003;

•	Progress’s annual reports on Form 10-K for the years ended December 31, 2002, 2001, and 2000;

•	Progress’s quarterly reports on Form 10-Q for the periods ended September 30, 2003, June 30, 2003, March 31, 2003, September 30, 2002, June 30, 2002 and March 31, 2002;

•	Progress’s proxy statement dated March 31, 2003;

•	the historical stock prices and trading volume of FleetBoston’s common stock;

•	other operating and financial information provided to Ryan Beck by the management of FleetBoston relating to its business and prospects;

•	the publicly available financial data of commercial banking organizations which Ryan Beck deemed generally comparable to FleetBoston;

•	the historical stock prices and trading volume of Progress’s common stock;

•	other operating and financial information provided to Ryan Beck by the management of Progress relating to its business and prospects;

•	the publicly available financial data of thrift organizations which Ryan Beck deemed generally comparable to Progress;

•	the publicly available financial data of commercial banking organizations which Ryan Beck deemed generally comparable to Progress; and

•	the terms of acquisitions of commercial banking organizations which Ryan Beck deemed generally comparable in whole or in part to Progress.

Additionally, Ryan Beck:

•	conducted or reviewed such other studies, analyses, inquiries and examinations as it deemed appropriate;

•	analyzed the impact of the merger on FleetBoston;

•	considered the future prospects of Progress in the event it remained independent; and

•	met with certain members of Progress’s and FleetBoston’s senior management to discuss Progress’s and FleetBoston’s past and current business operations, regulatory standing, financial condition, strategic plan and future prospects, including any potential operating efficiencies and synergies which may arise from the merger. However, Ryan Beck did not discuss the Bank of America transaction with FleetBoston management.

In connection with its review, Ryan Beck relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information regarding Progress, FleetBoston and their respective subsidiaries that was publicly available or provided to Ryan Beck by Progress and FleetBoston and their respective representatives. Ryan Beck is not an expert in the evaluation of allowance for loan losses. Therefore, Ryan Beck has not assumed any responsibility for making an independent evaluation of the adequacy of the allowance for loan losses set forth in the consolidated balance sheets of Progress and FleetBoston as of September 30, 2003, and Ryan Beck assumed those allowances were adequate and complied fully with applicable law, regulatory policy, sound banking practice and policies of the Securities and Exchange Commission as of the date of those financial statements. Ryan Beck discussed certain operating forecasts and financial projections (and the assumptions and bases for those forecasts and projections) with the management of Progress. Ryan Beck assumed that those forecasts and projections reflected the best currently available estimates and judgments of management. In certain instances, for the purposes of its analyses, Ryan Beck made adjustments to such forecasts and projections, which in Ryan Beck’s judgment were appropriate under the circumstances. Ryan Beck was not retained to, nor did it, make any independent evaluation or appraisal of the assets or liabilities of Progress or its subsidiaries, nor did Ryan Beck review any loan files of Progress or FleetBoston or their respective subsidiaries. Ryan Beck also assumed that the merger in all respects is, and will be, undertaken and consummated in compliance with all laws and regulations that are applicable to FleetBoston and Progress.

The preparation of a fairness opinion for a transaction such as the merger involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, Ryan Beck’s opinion is not readily susceptible to summary description. In arriving at its opinion, Ryan Beck performed a variety of financial analyses. Ryan Beck believes that its analyses must be considered as a whole and the consideration of portions of those analyses and the factors considered in those analyses, or any one method of analysis, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying Ryan Beck’s opinion. No one method of analysis was assigned a greater significance than any other.

The forecasts and projections discussed with Ryan Beck were prepared by the management of Progress without input or guidance by Ryan Beck. Progress does not publicly disclose internal management projections of the type provided to Ryan Beck in connection with the review of the merger. Those projections were not prepared with a view towards public disclosure. The public disclosure of those projections could be misleading since the projections were based on numerous variables and assumptions which are inherently uncertain, including without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

In its analyses, Ryan Beck made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Progress or FleetBoston. Any estimates contained in Ryan Beck’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. Estimates of values of companies do not purport to be appraisals nor do they necessarily reflect the prices at which companies or their securities may actually be sold.

Ryan Beck’s opinion was based solely upon the information available to it and the economic, market and other circumstances, as they existed as of the date of its reconfirmed opinion. Events occurring after that date could materially affect the assumptions and conclusions contained in Ryan Beck’s opinion. Ryan Beck has not undertaken to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its reconfirmed opinion.

The following is a brief summary of the analyses and procedures performed by Ryan Beck in the course of arriving at its opinion. The summary does not purport to be a complete description, but is a brief summary of the material analyses and procedures performed by Ryan Beck in the course of arriving at its opinion.

Analysis of Selected Publicly Traded Companies.    Ryan Beck compared Progress’s financial data as of June 30, 2003 to the following two peer groups:

•	A peer group of twenty-five selected bank holding companies with assets between $750 million and $1.5 billion located in the Mid-Atlantic region of the United States for which public trading and pricing information was available; and

•	A peer group of eight selected thrift holding companies with assets between $750 million and $1.5 billion located in the Mid-Atlantic region of the United States for which public trading and pricing information was available.

The results of the comparisons are reflected in the following table. The financial data and ratios shown in the table are as of or for the twelve months ended June 30, 2003, and the market price multiples are based on market prices as of August 25, 2003.

	Progress(1)		Public Banks				Public Thrifts
			Peer Average(1)		Peer Median(1)		Peer Average(1)		Peer Median(1)
Capitalization
Total Assets (000s)	$1,109,882		$1,028,435		$1,005,881		$966,873		$894,721
Total Deposits (000s)	740,852		773,124		730,755		609,671		582,704
Total Shareholders’ Equity (000s)	64,456		87,894		83,202		91,510		86,633
Total Equity / Assets	5.81%		8.59%		8.32%		9.85%		8.82%
Tangible Equity / Tangible Assets	5.72		7.93		7.60		9.28		8.29
Tier I Capital / Risk-Adj Assets(2)	12.88		13.69		11.42		15.33		15.96
Total Capital / Risk-Adj Assets(2)	13.95		15.27		14.37		16.19		16.42
Total Borrowings / Total Assets	22.77		14.27		14.60		22.61		22.15

Asset Quality
Non-Performing Loans / Loans	0.97		0.65		0.27		0.65		0.60
Loan Loss Reserves / NPLs	142.45		371.15		257.01		179.40		152.15
Loan Loss Reserves / Loans	1.36		1.39		1.31		1.06		1.15
Non-Performing Assets / Assets	0.46		0.38		0.21		0.34		0.29
Non-Performing Assets / Equity	7.89		4.89		2.11		4.31		3.17

Loan & Deposit Composition
Total Loans / Total Assets	47.94		53.55		55.34		43.53		48.26
Total Loans / Deposits	71.82		72.57		73.43		68.02		69.29
1-4 Family Loans / Total Loans	15.79		37.36		35.94		59.92		53.01
5+ Family Loans / Total Loans	8.17		1.82		1.50		5.30		4.42
Construction & Dev. Loans / Total Loans	19.27		6.12		4.58		4.45		3.95
Commercial Real Estate Loans / Total Loans	35.54		29.45		27.96		18.58		20.80
Real Estate Loans/Total Loans	78.77		74.76		80.17		88.25		90.30
Consumer Loans / Total Loans	1.35		8.97		4.22		6.20		2.44
C&I Loans / Total Loans	19.87		12.62		9.26		5.55		5.44
Non-Interest Bearing Dep./Total Deposits	14.68		13.44		12.44		7.33		5.84
Transaction Accounts/Total Deposits	49.69		63.98		62.04		57.08		55.38
Total CD’s/Total Deposits	50.31		36.02		37.96		42.92		44.62
Time Deposits > $100,000 / Total Deposits	12.99		10.00		8.11		5.49		4.43

Performance
Return on Average Assets	0.61%		1.08%		1.14%		0.74%		0.74%
Return on Average Equity	9.38		12.41		13.42		7.60		7.72
Net Interest Margin	3.02		3.94		3.96		2.93		3.00
Yield / Cost Spread	2.65		3.56		3.60		2.67		2.67
Yield on Interest Earning Assets	5.72		6.03		6.06		5.72		5.70
Cost of Interest Bearing Liabilities	3.07		2.47		2.49		3.05		3.19
Non Interest Income / Average Assets	1.11		0.84		0.80		0.49		0.40
Non Interest Expense/Avg Assets	3.18		2.80		2.83		2.14		2.23
Efficiency Ratio(3)	75.25		62.22		60.09		65.45		65.19

Growth Rates
Asset Growth	22.77		14.23		11.81		9.91		8.23
Loan Growth Rate	10.51		6.76		8.86		(2.86)		(1.44)
Deposit Growth Rate	17.29		12.90		11.86		9.94		11.44
Revenue Growth Rate	(6.97)		8.29		6.43		5.61		4.85
EPS Growth Rate	70.00		8.60		11.15		6.74		1.27

Market Statistics
Stock Price at August 25, 2003	$16.77
Price / LTM EPS	19.71	x	16.78	x	16.18	x	18.96	x	18.29	x
Price / Estimated 2003 EPS	15.37		16.51		16.55		19.24		19.56
Price / Estimated 2004 EPS	12.42		15.06		15.05		17.52		18.11
Price / Book Value	178.00%		198.81%		194.72%		139.91%		146.88%
Price / Tangible Book Value	180.89		219.09		207.35		149.23		150.62
Market Capitalization (millions)	$115.08		$173.39		$145.14		$129.94		$136.20
Dividend Yield	1.91%		2.25%		2.42%		2.17%		2.20%

(1)	As of or for the latest twelve-month period ending June 30, 2003.
(2)	Ratios are for Progress Bank.
(3)	Efficiency ratio is defined as non-interest expense divided by the sum of the net interest income and non-interest income.

Ryan Beck noted that approximately 82.85% of Progress’s loans are commercially oriented versus the commercial bank peer average of approximately 50.01% and the thrift peer average of approximately 33.88%. Progress’s residential mortgage loans (1-4 family loans) represent approximately 15.79% of its total loan portfolio versus approximately 37.36% and 59.92% for the commercial bank and thrift peer group averages, respectively. Progress’s level of non-interest bearing demand deposits, at approximately 14.68%, is in line with its commercial bank peers (average: 13.44%) and approximately twice that of its thrift peers (average: 7.33%).

Due to Progress’s commercial bank-like balance sheet and operating strategy, Ryan Beck deemed Progress to be generally more comparable to its commercial bank peers than its thrift peers despite operating as a thrift regulated by the Office of Thrift Supervision.

Ryan Beck noted that the performance of Progress, as measured by return on average assets and return on average equity, was below that of the commercial bank peer group average (which we refer to in this document as “peer average”). Contributing to the below peer level returns, Progress’s net interest margin of 3.02% was approximately 25% below the peer average of 3.94%. Progress’s yield on earning assets of 5.72% was slightly below the peer average of 6.03% despite a generally more risky loan portfolio. Progress’s efficiency ratio of 75.25% for the twelve months ended June 30, 2003 is significantly higher than the peer average of 62.22%. Progress generated more non-interest income as a percentage of average assets of 1.11%, compared to the peer average of 0.84%.

Additionally, Ryan Beck noted that Progress has a higher level of nonperforming loans measured as a percentage of total loans at 0.96% compared to the peer average of 0.65%. This is probably due in part to its higher level of commercial loans, which generally are considered to have more credit risk than other types of loans. At 1.36%, Progress maintains a level of loan loss reserves as a percentage of total loans in line with the peer average of 1.39% although its reserve coverage of nonperforming loans at 142.45% is less than half that of the peer average of 371.15%. Progress’s equity to assets ratio at 5.81% is below that of the peer average of 8.59%, which contributes to the significant difference in its nonperforming assets to equity ratio (7.89%) versus the peer average (4.89%).

Lastly, Ryan Beck noted that Progress’s common shares were trading at a higher multiple to latest twelve-month earnings but at a lower multiple to 2003 and 2004 International Brokers’ Estimate System estimated earnings than the peer average. (International Brokers’ Estimate System, which we refer to in this document as “I/B/E/S”, is a data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors.) As a percentage of book value and tangible book value, again Progress common shares traded at a discount to the peer average. Progress’s dividend yield at 1.91% was below the peer average of 2.25%.

Ryan Beck compared the financial data for FleetBoston to that of a peer group of twelve selected bank holding companies located in the United States with assets greater than $80 billion for which public trading and pricing information was available. Ryan Beck deemed this group to be generally comparable to FleetBoston.

	FleetBoston(1)	Peer Average(1)	Peer Median(1)
Capitalization
Total Assets (000s)	$197,128,000	$373,795,599	$247,181,000
Total Deposits (000s)	130,241,000	185,069,273	149,171,000
Total Shareholders’ Equity (000s)	17,438,000	28,066,671	20,718,500
Total Equity / Assets	8.85%	8.11%	8.02%
Tangible Equity / Tangible Assets	6.68	6.40	6.45
Tier I Capital / Risk-Adj Assets	8.35	8.72	8.32
Total Capital / Risk-Adj Assets	11.60	12.46	12.33
Total Borrowings / Total Assets	15.70	25.25	24.05

Asset Quality
Non-Performing Loans / Loans	1.77	1.21	1.02
Loan Loss Reserves / NPLs	146.09	180.47	165.43
Loan Loss Reserves / Loans	2.58	2.00	1.90
Non-Performing Assets / Assets	1.32	0.65	0.57
Non-Performing Assets / Equity	14.93	8.30	8.00

Loan & Deposit Composition
Total Loans / Total Assets	62.83	52.52	57.10
Total Loans / Deposits	95.10	92.31	93.91
1-4 Family Loans / Total Loans	32.79	33.83	30.47
5+ Family Loans / Total Loans	0.90	1.07	0.87
Construction & Dev. Loans / Total Loans	1.44	4.45	4.21
Other Real Estate Loans / Total Loans	7.98	10.02	9.22
Real Estate Loans/Total Loans	43.62	49.97	48.75
Consumer Loans / Total Loans	7.43	16.43	15.44
C&I Loans / Total Loans	34.06	22.26	23.24
Non-Interest Bearing Dep./Total Deposits	26.59	23.64	24.32
Transaction Accounts/Total Deposits	87.76	77.86	79.76
Total CD’s/Total Deposits	12.24	22.14	20.24
Time Deposits > $100,000 / Total Deposits	3.36	9.36	8.97

Performance
Return on Average Assets	1.06%	1.41	1.37
Return on Average Equity	11.96	16.56	17.29
Net Interest Margin	3.84	3.88	3.89
Yield / Cost Spread	3.36	3.49	3.57
Yield on Interest Earning Assets	5.75	5.73	5.85
Cost of Interest Bearing Liabilities	2.39	2.25	2.20
Non Interest Income / Average Assets	2.42	2.51	2.53
Non Interest Expense/Avg Assets	3.32	3.30	3.31
Efficiency Ratio(2)	57.16	56.15	57.27

Growth Rates
Asset Growth	3.19	12.86	12.06
Loan Growth Rate	6.59	4.95	4.49
Deposit Growth Rate	7.54	12.42	11.49
Revenue Growth Rate	(8.33)	6.10	5.89
EPS Growth Rate	255.56	31.28	22.06

Market Statistics
Stock Price at August 25, 2003	$29.41
Price / LTM EPS	15.32x	14.59x	13.20x
Price / 2003 Est. EPS	12.46	12.84	12.76
Price / 2004 Est. EPS	10.85	11.91	11.66
Price / Book Value	180.20%	221.02%	214.81%
Price / Tangible Book Value	244.67	286.65	281.57
Market Capitalization (millions)	$30,947.48	$61,402.32	$44,791.98
Dividend Yield	4.76%	3.46%	3.56%

(1)	As of or for the latest twelve-month period ending June 30, 2003.
(2)	Efficiency ratio is defined as non-interest expense divided by the sum of net interest income plus non-interest income.

Ryan Beck noted that FleetBoston’s capital levels, as measured by tangible equity to tangible assets and both tier 1 capital and total capital to risk-adjusted assets, are in line with its peers. Other than a higher level of commercial and industrial loans and a lower level of consumer loans relative to the peer group average, FleetBoston also maintains a loan portfolio that is generally comparable to its peers and complimentary to Progress’s loan portfolio.

Ryan Beck also noted FleetBoston has a higher level of nonperforming loans measured as a percentage of total loans at 1.77% compared to its peer group average of 1.21%. At 2.58%, FleetBoston maintains a level of loan loss reserves as a percentage of total loans above its peer group average of 2.00% although its reserve coverage of nonperforming loans at 146.09% is slightly below the 180.47% average of its peers. FleetBoston’s level of nonperforming assets to total assets of 1.32% and nonperforming assets to equity of 14.93% are approximately twice that of its peer group average.

Additionally, Ryan Beck noted that the performance of FleetBoston, as measured by return on average assets and return on average equity, was below that of its peer group average. Contributing to the below peer level returns were certain asset quality related charges. Other than the aforementioned, FleetBoston’s performance related ratios listed in the table above are in line with the peer group average.

Lastly, Ryan Beck noted that FleetBoston common shares were trading at a slightly higher multiple to latest twelve-month earnings, partly due to lower twelve-month earnings than the peer group. FleetBoston’s common shares trade in line with its peers based on its price to 2003 I/B/E/S estimated earnings multiple and approximately one multiple lower than the peer average based on 2004 I/B/E/S estimated earnings. As a percentage of book value and tangible book value, FleetBoston common shares traded at a discount to the peer group average. FleetBoston’s dividend yield at 4.76% was significantly higher than the peer group average of 3.46%.

Analysis of Selected Transactions.    Ryan Beck compared Progress’s financial data as of June 30, 2003 with that of a group of sixteen selected transactions announced since January 1, 2002 for which pricing data pertaining to the transactions was publicly available. The criteria for this group was commercial banks located in the United States with assets between $500 million and $2.0 billion with a return on average assets greater than 0.70%. None of the comparisons failed to support Ryan Beck’s determination that the merger consideration was fair to Progress’s shareholders from a financial point of view. The following table compares selected ratios of Progress’s transaction with the median and average ratios for the sixteen companies with announced transactions:

	Progress	Peer Group Average	Peer Group Median
Total Assets (000s)	$1,109,882	$775,760	$634,586
Tangible Equity/Tangible Assets	5.72%	7.76%	7.08%
Return on Average Assets	0.71%	1.12%	1.10%
Return on Average Equity	11.75%	14.01%	13.42%
Non-Performing Assets/Assets	0.46%	0.55%	0.23%
Operating Expenses/Assets	2.98%	2.21%	2.17%
Efficiency Ratio	72.12%	58.73%	60.92%

Ryan Beck noted that Progress’s financial performance, as measured by return on average assets and return on average equity, was inferior to that of the peer group of companies with announced transactions. Consequently, Ryan Beck would expect acquisition pricing multiples for Progress to be below those of the peer group.

Assuming a transaction value of $27.63 per share as of August 25, 2003, based on the exchange ratio of 0.9333 of a share of FleetBoston common stock for each share of Progress common stock, multiplied by FleetBoston’s closing common stock price of $29.60 on August 26, 2003, Ryan Beck calculated the transaction value as a multiple of Progress’s June 30, 2003 stated book value, tangible book value, 2003 I/B/E/S median earnings per share estimate ($1.09 as of August 25, 2003), tangible book premium over core deposits and premium over August 25, 2003 stock price, $16.77 per share, as follows:

Percentage of stated book value	294%
Percentage of tangible book value	298%
Multiple of 2003 I/B/E/S median earnings per share estimate	25.35	x
Multiple of 2004 I/B/E/S median earnings per share estimate	20.47	x
Tangible Book Premium over Core Deposits	22.56%
Market Premium	64.76%

The average and median pricing ratios for the comparable transactions are illustrated in the chart that follows:

	Price/Book Value	Price/Tangible Book Value	Price/LTM Earnings	Core Deposit Premium
Average	240.94%	257.36%	21.11x	17.71%
Median	231.57%	260.42%	19.66x	17.94%

Ryan Beck then adjusted the peer group statistics to reflect the change in the NASDAQ Bank Stock Index from the date of announcement of each transaction to the closing value of the index on August 25, 2003. The adjusted average and median pricing ratios for the comparable transactions are illustrated in the chart below:

	Price/Book Value	Price/Tangible Book Value	Price/LTM Earnings	Core Deposit Premium
Average	274.93%	293.66%	24.05x	20.22%
Median	267.82%	292.24%	22.63x	20.37%

The imputed value of Progress, based upon the average and median ratios of the comparable transactions, as adjusted, can be seen in the chart below:

	Price/Book Value	Price/Tangible Book Value	Price/LTM Earnings	Core Deposit Premium	Median Value
Average	$25.87	$27.19	$26.22	$27.60	$26.70
Median	$25.20	$27.06	$24.67	$27.74	$26.13

No company or transaction used in the “Analysis of Selected Publicly Traded Companies” and “Analysis of Selected Transactions” is identical to Progress, FleetBoston or the merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved, market areas in which the companies operate and other factors that could affect the trading values of the securities of the company or companies to which they are being compared.

Discounted Dividend Analysis.    Using a discounted dividend analysis, Ryan Beck estimated the present value of the future dividend stream that Progress could produce in perpetuity. As a basis for performing this analysis, Ryan Beck utilized the median 2004 First Call earnings per share estimate for Progress of $1.35 and assumed certain growth rates. These projections are based upon various factors and assumptions, many of which are beyond the control of Progress. These projections are, by their nature, forward-looking and may differ materially from the actual future values or actual future results for the reasons discussed above. Actual future values or results may be significantly more or less favorable than suggested by those projections. In producing a range of per share Progress values, Ryan Beck utilized the following assumptions: discount rates ranging from 11% to 13%, terminal price/earnings multiples range from 13x to 15x (which, when applied to terminal year estimated earnings, produces a value which approximates the net present value of the dividends in perpetuity, given certain assumptions regarding growth rates and discount rates) and earnings that include estimated savings in Progress’s non-interest expense equal to 20.00% in the first year following the merger, and 30.00% in the second year following the merger, with 5.00% growth thereafter. The discounted dividend analysis produced the range of net present values per share of Progress common stock illustrated in the chart below:

		Discount Rates
		11%	12%	13%
Terminal Year	13x	$26.25	$25.10	$24.01
Multiple of	14x	$27.90	$26.67	$25.51
Earnings	15x	$29.55	$28.24	$27.01

Ryan Beck noted that the transaction value generally exceeds the estimated value derived from the discounted dividend analysis.

These analyses do not purport to be indicative of actual values or expected values or an appraisal range of the shares of Progress common stock. The discounted dividend analysis is a widely used valuation methodology, but Ryan Beck noted that it relies on numerous assumptions, including expense savings levels, dividend payout rates, terminal values and discount rates, the future values of which may be significantly more or less than such assumptions. Any variation from these assumptions would likely produce different results.

Analysis of Break-Even Returns.    Using a break-even analysis, Ryan Beck estimated the earnings growth rate necessary for Progress to have a total return equal to the price Progress would receive today. In producing a range of required earnings growth rates, Ryan Beck utilized the following assumptions: I/B/E/S’s 2003 earnings estimate of $1.09, discount rates ranging from 11% to 17%, terminal year price/earnings multiples ranging from 13x to 19x, 25% dividend payout ratio and a certain assumed growth rate in assets. The break-even analysis produced the range of five-year growth rates illustrated in the table below.

	Terminal Year Multiple of Earnings	Discount Rate
		11.0%	13.0%	15.0%	17.0%
Trading	13.0x	24.0%	26.1%
Market
Multiples
	15.0x	20.8%	22.9%

	17.0x			22.3%	24.3%
Acquisition
Multiples
	19.0x			19.8%	21.9%

Ryan Beck noted that Progress’s strategic plan called for five year earnings growth rates less than those indicated above. This analysis does not purport to be indicative of actual values or expected values or an appraisal range of the shares of Progress common stock. The break-even analysis is a widely used valuation methodology, but Ryan Beck noted that it relies on numerous assumptions, including projected earnings, price/earnings multiple, discount rates, dividend payout ratio and FleetBoston’s $27.63 offer per share to Progress shareholders, based on the exchange ratio of 0.9333 of a share of FleetBoston common stock for each share of Progress common stock, multiplied by FleetBoston’s closing common stock price of $29.60 on August 26, 2003, the future values of which may be significantly more or less than those assumptions. Any variation from these assumptions would likely produce different results.

Impact Analysis.    In order to measure the impact of the merger on the combined company’s operating results and financial position after the merger, Ryan Beck analyzed the pro forma effects of the merger for 2004. In performing this analysis Ryan Beck utilized a pro forma summary balance sheet and income statement for

FleetBoston. For its analysis, Ryan Beck used the 2004 analyst consensus earnings per share estimate for FleetBoston of $2.71. Ryan Beck used the median First Call 2004 earnings estimate of $1.35 per share for Progress. In its analysis, Ryan Beck utilized pre-tax cost savings assumptions of approximately $6.0 million in year 1 and approximately $9.0 million in Year 2. That estimate of cost savings was based upon Ryan Beck’s judgment and experience in analyzing similar bank and thrift merger transactions. This analysis indicated that the merger would have an immaterial effect on FleetBoston’s 2004 financial condition due to the relatively small size of the transaction compared to FleetBoston’s current financial position.

Ryan Beck analyzed the impact of the merger on FleetBoston values per Progress share based on the exchange ratio of 0.9333 of a share of FleetBoston common stock for each share of Progress common stock. That analysis found that based on such exchange ratio, Progress’s equivalent projected 2004 earnings per share would increase by approximately 86.88%, stated book value would increase by approximately 64.27% and tangible book value would increase by approximately 23.63%.

Ryan Beck also noted that a Progress shareholder would receive pro forma equivalent dividends of $1.31 per Progress common share representing a 308% increase to current Progress dividends. The actual results achieved may vary materially from the projected results.

Subsequent Event.    On October 27, 2003, Bank of America and FleetBoston entered into the Bank of America/FleetBoston merger agreement, whereby each share of FleetBoston common stock will be converted into the right to receive 0.5553 of a share of Bank of America common stock. Ryan Beck, as part of its review of the impact of the Bank of America/FleetBoston merger on Progress, reviewed FleetBoston’s Current Report on Form 8-K filed on October 28, 2003 containing the Bank of America/FleetBoston merger agreement, investor presentation and press release.

Ryan Beck’s review of the Bank of America/FleetBoston merger did not extend to a due diligence investigation of Bank of America.

Subsequent to the execution of the Bank of America/FleetBoston merger agreement, FleetBoston’s stock price increased significantly and, as of the latest practicable date prior to the mailing of this proxy statement-prospectus, exceeded the upper fixed exchange threshold of $33.00. At a price above $33.00 the exchange ratio of 0.9333 will adjust such that the final per share deal value will not exceed $30.80. This may result in an exchange ratio significantly lower than 0.9333. Based upon the $81.86 closing price of Bank of America common stock as of October 24, 2003 (the closing price immediately prior to announcement), each FleetBoston share would have a market value of approximately $45.00. The closing price of FleetBoston common stock as of December 2, 2003, was $40.86. If FleetBoston’s closing common stock price during the determination period averages $40.86, the exchange ratio would be 0.7538.

While the dollar value to be received by Progress shareholders is maintained at $30.80 per share (based solely on the average closing price during the determination period), an exchange ratio of 0.7538 would reduce Progress’ pro forma per share equivalent earnings accretion to 51.1% from 86.9% and would reduce the percentage increase in the pro forma per share dividends to 229.8% from 308.3%. Additionally, the increase in stated book value would be reduced to 33.3% from 64.3%, and the increase in tangible book value would be reduced to 0.2% from 23.6%.

Assuming (1) the combined Bank of America/FleetBoston entity achieves the projected earnings as presented in their investor presentation, (2) Bank of America continues to pay its existing per share cash dividend, and (3) Progress shareholders do not sell their new FleetBoston shares and thereby become Bank of America shareholders upon consummation of the Bank of America/FleetBoston merger, the Bank of America/FleetBoston values per Progress share based on a 0.7538 exchange ratio of FleetBoston shares for Progress shares and a 0.5553 exchange ratio of Bank of America shares for FleetBoston shares would result in the following per Progress share:

•	approximately 18% greater earnings per equivalent share as compared to a 0.9333 exchange ratio of FleetBoston shares for Progress shares; and

•	approximately 2% greater dividend than that resulting from a 0.9333 exchange ratio of FleetBoston shares for Progress shares.

It was not possible to determine the impact of the Bank of America/FleetBoston merger on the Progress pro forma equivalent book value and tangible book value based on the information disclosed by Bank of America and FleetBoston.

Since the announcement of the Bank of America/FleetBoston merger, FleetBoston common stock has traded above its prior trading range. If the Bank of America/FleetBoston merger agreement were terminated after the determination period for the FleetBoston/Progress merger, the exchange ratio would not be adjusted to reflect any decline in the market price of FleetBoston common stock that might occur after such a termination. There can be no assurance that the Bank of America/FleetBoston transaction will be consummated and Ryan Beck’s opinion does not address the consequences of a termination of the Bank of America/FleetBoston merger after the determination of the average closing price.

In connection with Ryan Beck’s reconfirmed opinion dated as of the date of this document and contained in Appendix C to this proxy statement-prospectus, Ryan Beck confirmed the appropriateness of its reliance on the analyses used to render its August 27, 2003 written opinion by performing procedures (including those discussed under “—Subsequent Event”) to update certain of those analyses and by reviewing the assumptions and conclusions upon which the August 27, 2003 opinion was based.

With regard to Ryan Beck’s services in connection with the merger, Progress paid Ryan Beck a retainer of $25,000, which will be credited against the advisory fee due at closing of the transaction. Progress will pay an advisory fee equal to 0.8% of the final transaction value, or between $1.5 million and $1.9 million. Based upon the per share value of the transaction at time of announcement, Ryan Beck’s total fee would be approximately $1.7 million, of which $25,000 was paid as a retainer and $444,000 was paid subsequent to signing the merger agreement. In addition, Progress has agreed to reimburse Ryan Beck for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of Ryan Beck’s legal counsel, which shall not exceed $20,000 without the prior consent of Progress. Progress has also agreed to indemnify Ryan Beck and certain related persons against certain liabilities, including liabilities under federal securities law, incurred in connection with its services.

Ryan Beck has had a long-standing investment banking relationship with Progress including acting as financial advisor to Progress relating to a 2002 private placement of common stock.

Ryan Beck’s research department provides published investment analyses on Progress and Ryan Beck acts as a market maker in Progress common stock.

Ryan Beck has not had an investment banking relationship with FleetBoston and Ryan Beck’s research department does not provide published investment analyses on FleetBoston. However, Ryan Beck does act as a third party market maker in FleetBoston’s common stock, and has acted from time to time as an underwriter on offerings of FleetBoston’s securities.

In the ordinary course of its business as a broker-dealer, Ryan Beck may actively trade equity securities of Progress and equity and debt securities of FleetBoston for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

Conversion of Stock

At the effective time of the merger, each share of Progress common stock outstanding, other than the shares described in the following sentence, will be converted into the right to receive a number of shares of FleetBoston common stock calculated as described in the next paragraph. Shares of Progress common stock held by FleetBoston or Progress will be cancelled and will not be converted into the right to receive FleetBoston common stock, except for shares held, directly or indirectly, in trust accounts, managed accounts and the like, or otherwise held in a fiduciary capacity, for the benefit of third parties or in respect of a debt previously contracted.

The exact exchange ratio for the merger will not be known until the determination date. The determination date is the date that all regulatory approvals necessary to consummate the merger and the bank merger have been received and all related applicable waiting periods have expired. If the average daily last sale prices of FleetBoston common stock on the New York Stock Exchange during the 10 consecutive full trading days ending at the close of trading on the determination date is from $27.00 to $33.00 per share, then each share of Progress common stock will convert into the right to receive 0.9333 of a share of FleetBoston common stock. If the average FleetBoston price is above $33.00 per share, each share of Progress common stock will convert into the right to receive the number of shares of FleetBoston common stock equal to the quotient obtained by dividing $30.80 by such average price. If the average FleetBoston price is below $27.00 per share, each share of Progress common stock will convert into the right to receive the number of shares of FleetBoston common stock equal to the quotient obtained by dividing $25.20 by such average price. Since the announcement of the Bank of America/FleetBoston merger, FleetBoston stock has traded above $33.00 per share. On December 2, 2003, the closing price of FleetBoston common stock on the New York Stock Exchange was $40.86. If the closing price of FleetBoston common stock averaged $40.86 during the determination period described above, each share of Progress common stock would be converted into the right to receive 0.7538 of a share of FleetBoston common stock.

If the outstanding shares of Progress common stock or FleetBoston common stock are changed in number or kind prior to the effective time of the merger due to a change in capitalization such as a stock split, stock dividend, recapitalization or similar event, an appropriate and proportionate adjustment will be made to the exchange ratio.

Treatment of Options and Restricted Stock

At the effective time of the merger, each stock option granted by Progress to purchase shares of Progress common stock which is outstanding and unexercised immediately prior to the effective time will cease to represent a right to acquire shares of Progress common stock and instead will be converted automatically into a stock option to purchase common stock of FleetBoston. FleetBoston will assume those stock options following consummation of the merger. In each case, the number of shares of FleetBoston common stock subject to the converted stock option will be equal to the product of the number of shares of Progress common stock subject to the Progress stock option and the exchange ratio, rounded down to the nearest whole share. The exercise price per share of FleetBoston common stock subject to the new FleetBoston stock option will be equal to the exercise price per share of Progress common stock under the Progress stock option divided by the exchange ratio, rounded up to the nearest whole cent. The duration and other terms of the converted stock options will be the same as the prior Progress stock option. In any event, stock options that are incentive stock options under the Internal Revenue Code will be adjusted in the manner prescribed by the Internal Revenue Code.

Under the Progress Restricted Stock Award Plan, each restricted share of Progress common stock granted which is unvested and outstanding immediately prior to the effective time of the merger will vest at the effective time and become free of any restrictions to which it is subject under that plan. Accordingly, all such shares will be treated as if they were unrestricted shares of Progress common stock upon consummation of the merger.

Exchange of Certificates; Fractional Shares

At or prior to the effective time of the merger, FleetBoston will deposit, or cause to be deposited, with EquiServe, or another bank or trust company designated by FleetBoston and reasonably acceptable to Progress, certificates representing the shares of FleetBoston common stock and cash in lieu of any fractional shares to be issued pursuant to the merger agreement, in exchange for outstanding shares of Progress common stock. EquiServe or such other bank or trust company will act as the exchange agent for the benefit of the holders of certificates of Progress common stock.

No later than five business days after the effective time, the exchange agent will mail to each Progress shareholder a form of transmittal letter. This transmittal letter will contain instructions with respect to the surrender of certificates representing Progress common stock.

Please do not send us any stock certificates now — we will send you written instructions on how to surrender your Progress stock certificates for new FleetBoston stock certificates after we complete the merger.

Until you surrender your Progress stock certificates for exchange after the effective time, dividends and other distributions declared after the effective time with respect to FleetBoston common stock into which your shares have been converted will accrue but will not be paid to you. Once you surrender your certificates, FleetBoston will pay any unpaid dividends or other distributions, without interest. After the effective time, there will be no transfers on the stock transfer books of Progress of shares of Progress common stock issued and outstanding immediately prior to the effective time. If certificates representing shares of Progress common stock are presented after the effective time, they will be cancelled and exchanged for certificates representing the applicable number of shares of FleetBoston common stock and cash in lieu of fractional shares, if any.

No fractional shares of FleetBoston common stock will be issued to any holder of Progress common stock upon completion of the merger. For each fractional share that would otherwise be issued, FleetBoston will pay cash in an amount equal to:

•	the fraction of a share of FleetBoston common stock to which the holder would otherwise be entitled, multiplied by

•	the average of the daily closing prices per share of FleetBoston common stock for the 10 consecutive trading days on which shares of FleetBoston common stock are actually traded, as reported on the New York Stock Exchange beginning on the 12th trading day and ending on the third trading day preceding the date of the effective time.

No interest will be paid or accrued on cash payable in lieu of fractional shares.

None of FleetBoston, Progress, the exchange agent or any other person will be liable to any former holder of Progress common stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

If a certificate for Progress common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and, if required by FleetBoston, the posting of a bond in an amount necessary as indemnity against any claim made against FleetBoston with respect to that certificate.

For a description of FleetBoston common stock and a description of the differences between the rights of the holders of Progress common stock, on the one hand, and the holders of FleetBoston common stock, on the other hand, see “Description of FleetBoston Capital Stock” and “Comparison of Shareholders’ Rights.” If both the FleetBoston/Progress and the Bank of America/FleetBoston mergers are consummated, shareholders of Progress who do not sell their shares will ultimately become shareholders of Bank of America. See the joint proxy statement-prospectus of Bank of America and FleetBoston contained in the Registration Statement on Form S-4 filed by Bank of America for a description of the Bank of America common stock and a comparison of the rights of shareholders of Bank of America and FleetBoston.

Effective Time

The effective time of the merger will be the time and date when the merger becomes effective, as set forth in the articles of merger that will be filed with the Secretary of State of the State of Rhode Island and the certificate of merger that will be filed with the Secretary of State of the State of Delaware on the closing date of the merger. The closing date will occur on a date to be specified by the parties. Subject to applicable law, this date will be no later than five business days after receipt of both the required regulatory approvals and the approval of the Progress shareholders, but in no event prior to January 1, 2004. FleetBoston and Progress each anticipate that the merger will be completed in the first quarter of 2004. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying other conditions to the merger. See “—Regulatory Approvals Required for the Merger” and “—Conditions to Consummation of the Merger.”

The Bank Merger

Pursuant to the terms of a merger agreement among FleetBoston, Progress, Fleet National Bank and Progress Bank, immediately following the merger, Progress Bank, a federally-chartered savings bank and a wholly-owned subsidiary of Progress, will merge into Fleet National Bank, a national banking association and a wholly-owned subsidiary of FleetBoston. Fleet National Bank will be the surviving bank in the bank merger.

Representations and Warranties

The merger agreement contains customary reciprocal representations and warranties of FleetBoston and Progress, as to, among other things,

•	their corporate organization and existence and that of their subsidiaries;

•	their capitalization and that of their subsidiaries;

•	their corporate power and authority;

•	the compliance of the merger agreement with (1) their articles and by-laws, (2) applicable law and (3) certain material agreements;

•	governmental and third-party approvals;

•	the timely filing of required regulatory reports;

•	their financial statements and filings with the Securities and Exchange Commission (which we refer to in this document as the “SEC”);

•	their brokers’ fees;

•	the absence of certain changes in their businesses since December 31, 2002;

•	the absence of material legal proceedings and injunctions;

•	the filing and accuracy of their tax returns;

•	their employee benefit plans and related matters;

•	their compliance with applicable law;

•	their agreements with regulatory agencies;

•	the absence of undisclosed liabilities;

•	the absence of environmental liabilities;

•	the adequacy of disclosure controls and procedures; and

•	the accuracy of information provided for inclusion in this proxy statement-prospectus.

In addition, the merger agreement contains further customary representations and warranties of Progress, as to, among other things,

•	loans and transactions with affiliates;

•	labor and employment matters;

•	the validity of, and the absence of material defaults under, certain contracts;

•	its tangible properties and assets;

•	its intellectual property;

•	its use of interest rate risk management instruments, such as swaps and options;

•	the sufficiency of its insurance; and

•	its receipt of an opinion from its financial advisor.

FleetBoston also has made an additional representation and warranty that it has no reason to believe that any conditions exist that might prevent or impede the merger being treated as a tax-free reorganization for federal tax purposes.

Conduct of Business of Progress Pending the Merger

Prior to the effective time of the merger, except as expressly contemplated or permitted by the merger agreement, Progress has agreed to, and to cause its subsidiaries to:

•	conduct its business in the ordinary course; and

•	use its reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, and to retain the services of its employees.

Furthermore, prior to the effective time, except as expressly contemplated by the merger agreement or specified in a schedule to the merger agreement, Progress has agreed that, without the consent of FleetBoston, it and its subsidiaries will not, among other things:

Indebtedness

•	other than in the ordinary course of business consistent with past practice:

•	incur any indebtedness for borrowed money; or

•	assume, guarantee, endorse or otherwise become responsible for the obligations of any other individual, corporation or other entity;

Dividends and Stock Repurchases

•	make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except for:

•	regular quarterly cash dividends at a rate not in excess of $0.13 per share of Progress common stock payable as described under “ — Dividends;” and

•	dividends paid by any of its subsidiaries to Progress or any of its wholly-owned subsidiaries;

Capital Stock

•	adjust, split, combine or reclassify any capital stock;

•	grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

•	issue any additional shares of capital stock, except pursuant to the exercise of stock options outstanding as of August 27, 2003;

Amendments to Governing Documents

•	amend its certificate of incorporation, charter, by-laws or other similar governing documents;

Conduct of Business

•	make any capital expenditures other than:

•	those made in the ordinary course of business or necessary to maintain existing assets and that in any event amount to no more than $150,000 in the aggregate; or

•	pursuant to commitments existing on August 27, 2003;

•	enter into any new line of business;

•	sell, purchase, enter into a lease, relocate, open or close any banking or other office, or file an application pertaining to such action with any governmental entity;

•	make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosure, settlements in lieu of foreclosure, or troubled loan or debt restructuring, in the ordinary course of business consistent with past practices;

•	except for commitments outstanding on August 27, 2003, make any new loans to, modify the terms of any existing loan to, or engage in any other transaction, other than routine banking transactions, with, any affiliated person of Progress or any Progress subsidiary;

•	change its existing deposit policy; or incur deposit liabilities, other than deposit liabilities incurred in the ordinary course of business consistent with past practices, including deposit pricing policies that would not change the risk profile of Progress or Progress Bank based on its existing deposit policy;

•	purchase any loans or sell, purchase or lease any real property, except for the sale of real estate that is the subject of a casualty loss or condemnation or the sale of other real estate owned on a basis consistent with past practices;

•	change its existing lending policy, or except for commitments outstanding as of the date hereof, originate any loans except in accordance with existing Progress lending policies;

•	sell or purchase any mortgage loan servicing rights; or

•	foreclose upon, purchase, or otherwise acquire the property subject to a certain loan referenced in the merger agreement until such time as FleetBoston has completed its environmental assessment, which shall be completed by September 15, 2003, and consented in writing to such foreclosure, purchase, or other acquisition;

Compensation

•	except as required by applicable law or to maintain qualification pursuant to the Internal Revenue Code, adopt, amend, renew or terminate any Progress employee benefit plan or any agreement, arrangement, plan or policy between Progress or any Progress subsidiary and one or more of its current or former directors, officers or employees;

•	increase in any manner the compensation of any director, executive officer or other employee who is a party to a contract relating to employment or severance referenced in the merger agreement except in the ordinary course of business consistent with past practice, or pay any benefit not required by any plan or agreement as in effect as of August 27, 2003, including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares;

•	enter into, modify or renew any contract, agreement, commitment or arrangement providing for the payment to any director, executive officer or employee of compensation or benefits;

•	enter into, modify or renew any contract, agreement, commitment or arrangement providing for the payment to any employee who is not a director or executive officer or who is not a party to a contract relating to employment or severance referenced in the merger agreement of compensation or benefits, other than normal annual cash increases in pay, consistent with past practice and not exceeding five percent of that employee’s base salary or wage;

•	hire any new employee at an annual compensation in excess of $60,000;

•	pay expenses of any employees or directors for attending conventions or similar meetings if the conventions or meetings are held after August 27, 2003 except in the ordinary course of business consistent with past practices;

•	promote to a rank of vice president or more senior any employee; or

•	pay any bonuses to any employees except bonuses not to exceed $45,000 individually and $1.25 million in the aggregate paid in the ordinary course of business consistent with past practices, subject to achieving applicable targets in accordance with the Progress bonus programs as in effect on August 27, 2003;

Dispositions and Acquisitions

•	acquire or agree to acquire, by merging or consolidating with, or by purchasing an equity interest in or the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; or

•	acquire any assets, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings, or in the ordinary course of business consistent with prudent banking practices;

Acquisition Proposals

•	solicit, initiate or encourage from any third party, enter into any negotiations, discussions or agreements in respect of, make or authorize any statement, recommendations or solicitation in support of, authorize any individual, corporation or other entity to take any of the prohibited actions or provide or cause to be provided any confidential information in connection with:

•	any inquiries, proposals or offers relating to the disposition of all or significant portion of its business or assets;

•	the acquisition of 15% or more of its voting securities; or

•	the merger, consolidation or similar business combination transaction involving it or any of its subsidiaries with any corporation or other entity;

provided that Progress may take those actions prior to the approval of the merger agreement by Progress shareholders if the Progress board of directors determines, in good faith after consultation with outside legal and financial advisers, that failure to take those actions would be inconsistent with its fiduciary duties under applicable law;

Settling Claims

•	settle any claim, action or proceeding requiring Progress or any of its subsidiaries to pay any monetary damages in excess of $150,000 or subjecting Progress or any of its subsidiaries to any restrictions on its current or future business or operations;

Adverse Actions

•	take any actions that would prevent the merger from qualifying as a transaction of a type that is generally tax-free for U.S. federal income tax purposes; or

•	take any action that is intended or is reasonably likely to result in any of its representations or warranties set forth in the merger agreement being or becoming untrue or in any of the conditions to the merger set forth in the merger agreement not being satisfied, or in violation of any provision of the merger agreement or the bank merger agreement, except, in every case, as may be required by applicable law;

Investment Portfolio

•	make any investments other than:

•	U.S. Treasuries with a maturity date not exceeding three months;

•	15-year agency mortgage–backed securities with a purchase price of par or less than par; or

•	five-year noncallable Fannie Mae debentures;

except that in no event will the amount of Progress’s investment portfolio exceed the amount of its portfolio as of August 27, 2003;

Accounting

•	change its method of accounting in effect at December 31, 2002, other than as may be required by changes in generally accepted accounting principles or regulatory accounting principles;

Access to Information

•	upon reasonable notice and subject to applicable laws, provide FleetBoston access to all of its properties, books, contracts, commitments and records and furnish information concerning its businesses, properties and personnel, subject to the restrictions and for the purposes set forth in the merger agreement; and

•	furnish FleetBoston with all information concerning Progress and its subsidiaries, directors, officers and shareholders and any other matters as may be necessary or advisable in connection with the merger and the filing of the registration statement of which this proxy statement-prospectus forms a part and all regulatory applications;

Other Agreements

•	authorize, or commit or agree to take any of these prohibited actions.

In addition, Progress has agreed to take the following actions:

•	at the request of FleetBoston, subject to the terms of the merger agreement and consistent with generally accepted accounting principles, the rules and regulations of the SEC and applicable banking laws and regulations, to modify or change its loan, other real estate owned, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of FleetBoston;

•	to terminate the Progress Employee Stock Purchase Plan as of December 31, 2003, and, after that date, not grant options under, or withhold any monies for investment in, that plan;

•	to use its reasonable best efforts to cause its independent public accountants to deliver a comfort letter on the date of the effectiveness of the registration statement of which this proxy statement-prospectus forms a part and on the effective date; and

•	to take and cause to be taken all actions necessary to terminate its agent bank agreement.

Conduct of Business of FleetBoston Pending the Merger

Prior to the effective time, except as expressly contemplated or permitted by the merger agreement, FleetBoston has agreed that, without the consent of Progress, it and its subsidiaries will not:

Adverse Actions

•	take or cause to be taken, or fail to take or cause to be taken, any action that would prevent the merger from qualifying as a transaction of a type that is generally tax-free for U.S. federal income tax purposes; or

•	take any action or fail to take any action that is intended or may reasonably be expected to result in any of its representations or warranties set forth in the merger agreement being or becoming untrue in any material respect, or in any of the conditions to the merger set forth in the merger agreement not being satisfied, or in violation of any provision of the merger agreement or the bank merger agreement, except, in every case, as may be required by applicable law;

Approval

•	take any action that is intended or may reasonably be expected to materially impair or delay the ability of the parties to obtain any necessary approvals of any governmental entity required for the merger;

Other Agreements

•	authorize, or commit or agree to take, any of these prohibited actions.

In addition, FleetBoston has agreed to:

•	take any action, other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process, required to be taken under any applicable state securities laws in connection with the merger; and

•	take such actions as may be necessary to effect the listing on the New York Stock Exchange of the shares of FleetBoston common stock to be issued in the merger.

Other Agreements of FleetBoston and Progress

In addition, FleetBoston and Progress have agreed to:

•	use their reasonable best efforts to have the registration statement, of which this proxy statement-prospectus forms a part, declared effective as promptly as practicable under the Securities Act of 1933;

•	cooperate with each other and use their reasonable best efforts to prepare and file promptly all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to complete the merger and to comply with the terms and conditions of permits, consents, approvals and authorizations of those governmental entities;

•	promptly advise each other of any change or event that, individually or in the aggregate, has or would be reasonably likely to have a material adverse effect on it or to cause or constitute a material breach of its representations and warranties contained in the merger agreement;

•	promptly advise each other of any communication from a governmental entity which causes the party receiving the communication to believe that any regulatory approval may not be obtained or be materially delayed;

•	furnish all information concerning each of them as may be required under any state securities laws in connection with the merger;

•	prior to the effective time, to cause their respective bank subsidiaries to execute and deliver the bank merger agreement;

•	use reasonable best efforts to cause the disposition of Progress equity securities or acquisitions of FleetBoston equity securities in connection with the merger by each officer or director of FleetBoston or Progress who is subject to Section 16 of the Securities Exchange Act of 1934 to be exempt from liability under Section 16(b) of the Exchange Act; and

•	use their reasonable best efforts to take all necessary actions to comply promptly with all legal requirements that may be imposed on a party or its subsidiaries to consummate the merger, and to obtain any material consent, authorization, order or approval of, or any exemption by, any governmental entity and any other third party that is required to be obtained in connection with the merger.

FleetBoston and Progress have also agreed that the benefits to be provided to employees of Progress and its subsidiaries who become employed by FleetBoston or any of its subsidiaries (which we refer to in this document as “covered employees”) will be the benefits provided to similarly situated employees of FleetBoston.

FleetBoston will, from and after the effective time:

•	give credit to covered employees with respect to the satisfaction of the limitations as to pre-existing condition exclusions, evidence of insurability requirements and waiting periods for participation and coverage that are applicable under FleetBoston’s or Fleet National Bank’s employee welfare benefit plans, equal to the credit that any covered employee had received as of the effective time of the merger towards the satisfaction of any such limitations and waiting periods under the comparable employee welfare benefit plans of Progress or its subsidiaries;

•	waive preexisting condition limitations to the same extent waived under the corresponding benefit plan;

•	give credit for purposes of eligibility to participate, vesting and benefit accrual, except for benefit accrual purposes under any qualified defined benefit plan maintained by FleetBoston, under any FleetBoston employee benefit plan, arrangement or policy to which such covered employee is eligible to participate after the effective time for services accrued or deemed accrued prior to the effective time with Progress or any of its subsidiaries;

•	assume certain contracts, plans and arrangements with employees of Progress entered into prior to August 27, 2003 and set forth on a schedule to the merger agreement, treat the consummation of the merger as a “change-in-control” of Progress for purposes of such employment, severance, change-in-control and other compensation agreements and, with certain exceptions, pay to the persons covered by these agreements the severance benefits pursuant to those agreements as if they had terminated their employment and were entitled to receive those benefits even if they are subsequently not terminated by FleetBoston or a FleetBoston subsidiary; and

•	from and after the effective time, give a covered employee who is not otherwise covered by a specific agreement referenced in the previous bullet and who is terminated by FleetBoston or a FleetBoston affiliate for a reason other than termination for cause during the period commencing on the effective time and ending on the one-year anniversary of the effective time the following severance and other benefits:

•	severance equal to two weeks base salary multiplied by the number of full years of service to Progress or any Progress subsidiary, with a minimum severance payment of four weeks and a maximum of 26 weeks base salary; and

•	out-placement services consistent with FleetBoston’s past practices.

FleetBoston and Progress have also reached certain agreements with respect to directors’ and officers’ indemnification and insurance, and with respect to dividends. See “—Dividends” and “—Interests of Certain Persons in the Merger.”

Progress Employee Stock Ownership Plan

The Progress Employee Stock Ownership Plan will be terminated as of the effective time of the merger. Promptly after the effective time, the trustees of the plan will sell a sufficient number of shares of FleetBoston common stock received with respect to the Progress common stock held by the plan that was not allocated to a specific plan participant’s account such that the proceeds of the sale will equal or exceed the outstanding indebtedness of the plan. Those proceeds will be used to pay off the indebtedness, and any remaining shares of FleetBoston common stock and cash held in the plan will be allocated to the plan participants in accordance with the terms of the plan and applicable law.

In connection with the termination of the plan, Progress has agreed to apply to the IRS for a favorable determination letter on the tax-qualified status of the plan on termination. The account balances of participants in the plan will be distributed as soon as practicable after the later of the effective time of the merger or the receipt of a favorable letter for termination of the plan from the Internal Revenue Service.

Conditions to Consummation of the Merger

Each party’s obligation to effect the merger is subject to the satisfaction or waiver, where permissible, of the following conditions:

•	approval of the merger agreement by Progress shareholders;

•	receipt of all regulatory approvals required to complete the merger and the bank merger and all those approvals remaining in effect and all statutory waiting periods with respect to those approvals having expired;

•	effectiveness of the registration statement of which this proxy statement-prospectus forms a part under the Securities Act, and no stop order suspending the effectiveness of the registration statement having been issued and no proceedings for that purpose having been initiated or threatened by the SEC;

•	authorization for listing on the New York Stock Exchange of the shares of FleetBoston common stock that are to be issued to Progress shareholders upon completion of the merger;

•	no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or any of the other transactions contemplated by the merger agreement being in effect, and no statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits, materially restricts or makes illegal completion of the merger;

•	receipt by each of FleetBoston and Progress of the opinions of their respective tax counsel, Edwards & Angell, LLP and Elias, Matz, in form and substance reasonably satisfactory to FleetBoston and Progress, as the case may be, dated as of the closing date, that the merger will be treated as a transaction of a type that is generally tax-free for U.S. federal income tax purposes;

•	the representations and warranties of the other party being true and correct in all material respects as of August 27, 2003 and, except to the extent those representations and warranties speak as of an earlier date, as of the closing date of the merger as though made on the closing date. For purposes of this condition, those representations and warranties will be deemed to be true and correct, unless the failure or failures of those representations and warranties to be true and correct would have or would be reasonably likely to have a material adverse effect on the party making the representation;

•	each party will have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date;

•	the consent or approval or waiver of each person (other than the required regulatory approvals) whose consent or approval is required in connection with the merger under any agreement of FleetBoston or Progress, as applicable, has been obtained, except for those, the failure of which to obtain, will not result in a material adverse effect on that party; and

•	there have been no changes, other than changes contemplated by the merger agreement, in the business, operation, condition (financial or otherwise), assets or liabilities of FleetBoston or Progress or their subsidiaries, as applicable, that individually or in the aggregate has had, would have, or is reasonably likely to have, a material adverse effect on that party.

We cannot assure you if, or when, we will obtain the required regulatory approvals necessary to consummate the merger, or whether all of the other conditions precedent to the merger will be satisfied or waived by the party permitted to do so. If the merger is not completed on or before June 30, 2004, either FleetBoston or Progress may terminate the merger agreement, unless the failure to effect the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe covenants and agreements of that party set forth in the merger agreement.

Regulatory Approvals Required for the Merger

FleetBoston and Progress have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the merger. These approvals include approval from the Office of the Comptroller of the Currency (which we refer to in this document as the “OCC”), and an approval or waiver of the approval requirement from the Federal Reserve Board, and various state regulatory authorities. The merger cannot proceed in the absence of these required regulatory approvals.

FleetBoston and Progress are not aware of any material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described below. If any additional governmental approvals or actions are required, the parties presently intend to seek those approvals or actions.

Except for the approval and waiver already received as indicated below, we cannot assure you that we will obtain the required regulatory approvals, or, if we obtain them, when we will do so or whether there will be any litigation challenging those approvals. We likewise cannot assure you that the U.S. Department of Justice (which we refer to in this document as the “Department of Justice”) or any state attorney general will not attempt to challenge the merger on antitrust grounds, or, if a challenge is made, the result of the challenge.

OCC.    Under the National Bank Act and the Federal Deposit Insurance Act, the merger of Progress Bank into Fleet National Bank requires the approval of the OCC. Fleet National Bank has filed the required application and has received the OCC’s approval.

Federal Reserve Board.    The merger of Progress into FleetBoston is subject to approval by the Federal Reserve Board pursuant to Section 4 of the Bank Holding Company Act of 1956 (we refer to in this document as the “Bank Holding Company Act”). FleetBoston has received a waiver of the requirement to file the required notification with the Federal Reserve Board for approval of the merger.

Office of Thrift Supervision.    Under regulations of the Office of Thrift Supervision (the “OTS”), Progress Bank provided advance notice to the OTS of the merger of Progress Bank with and into Fleet National Bank.

State Regulatory Authorities.    The parties have filed applications and notifications with various state financial institution regulatory authorities in connection with acquisitions or changes in control of subsidiaries of Progress that may be deemed to result from the completion of the merger. In addition, the state attorneys general in the various states in which FleetBoston and Progress have bank subsidiaries may review the merger. These authorities may be empowered under the applicable state laws and regulations to investigate and/or disapprove the merger under the circumstances and based upon the criteria set forth in applicable state laws and regulations.

Material Federal Income Tax Consequences

The following is a summary of the material anticipated U.S. federal income tax consequences of the merger to Progress shareholders who hold Progress common stock as a capital asset, that is, generally for investment. The summary is based on the Internal Revenue Code, Treasury regulations issued under the Internal Revenue Code, and administrative rulings and court decisions in effect as of the date of this proxy statement-prospectus, all of which are subject to change at any time, possibly with retroactive effect. This summary is not a complete description of all of the consequences of the merger and, in particular, may not address U.S. federal income tax considerations applicable to Progress shareholders subject to special treatment under U.S. federal income tax law. Progress shareholders subject to special treatment include, for example, foreign persons, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, holders who acquired their shares of Progress common stock pursuant to the exercise of an employee stock option or right or otherwise as compensation, and holders who hold Progress common stock as part of a “hedge,” “straddle,” “constructive sale” or “conversion transaction.” In addition, no information is provided in this document with respect to the tax consequences of the merger under applicable foreign, state or local laws.

Progress shareholders are urged to consult with their tax advisors regarding the tax consequences of the merger to them in their particular situations, including the effects of U. S. federal, state, local, foreign and other tax laws.

General.    In connection with the filing of the registration statement of which this proxy statement-prospectus forms a part, Edwards & Angell, LLP has delivered to FleetBoston an opinion, dated the date of this proxy statement-prospectus, addressing the U.S. federal income tax consequences of the merger. The material aspects of this opinion are as set forth below. Edwards & Angell, LLP has rendered its opinion on the basis of facts, representations and assumptions set forth or referred to in its opinion that are consistent with the state of facts expected to exist at the effective time. The opinions are that, for U.S. federal income tax purposes, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, that is, it will be treated as a transaction of a type that is generally tax-free for U.S. federal income tax purposes and that, accordingly:

•	neither FleetBoston nor Progress will recognize any gain or loss as a result of the merger;

•	Progress shareholders who exchange their Progress common stock solely for FleetBoston common stock pursuant to the merger will recognize no gain or loss, except with respect to cash received in lieu of a fractional share interest in FleetBoston common stock;

•	the aggregate tax basis of the shares of FleetBoston common stock received by Progress shareholders, including fractional shares deemed received and redeemed as described below, will equal the aggregate tax basis of the shares of Progress common stock surrendered in exchange for that FleetBoston common stock; and

•	the holding period of a share of FleetBoston common stock received in the merger, including a fractional share deemed received and redeemed as described below, will include the holder’s holding period in the Progress common stock surrendered in exchange for that FleetBoston common stock.

The obligations of FleetBoston and Progress to consummate the merger are conditioned upon the receipt of opinions of their respective counsel, Edwards & Angell, LLP and Elias, Matz, in form and substance reasonably satisfactory to FleetBoston and Progress, as the case may be, dated as of the closing date, that, on the basis of facts, representations and assumptions set forth in each opinion that are consistent with the state of facts existing at the effective time, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, that is, it will be treated as a transaction of a type that is generally tax-free for U.S. federal income tax purposes. In rendering those opinions, counsel may require and rely upon representations contained in certificates of officers of FleetBoston and Progress, reasonably satisfactory in form and substance to counsel. None of the tax opinions to be delivered to the parties in connection with the merger as described in this document is binding on the Internal Revenue Service or the courts, and the parties do not intend to request a ruling from the IRS with respect to the merger. Accordingly, there can be no assurance that the IRS will not challenge the conclusions reflected in those opinions or that a court will not sustain such challenge.

In the event that either FleetBoston or Progress fails to receive the opinion of its counsel described above, they will circulate additional materials to the Progress shareholders and will re-solicit their approval of the merger if:

•	they decide to waive the condition to their obligations to complete the merger relating to those opinions; and

•	they determine that the tax consequences of the merger are materially different from those described above.

Progress shareholders will be taxed on cash received instead of fractional shares.    Cash received by a Progress shareholder instead of a fractional share interest in FleetBoston common stock will be treated as received in redemption of that fractional share interest. If the deemed redemption meaningfully reduces the Progress shareholder’s actual or constructive ownership in FleetBoston, the Progress shareholder will recognize capital gain or loss for U.S. federal income tax purposes measured by the difference between the amount of cash received and the portion of the tax basis of the share of Progress common stock allocable to that fractional share interest. This capital gain or loss will be a long-term capital gain or loss if the holding period for that share of Progress common stock is greater than one year at the effective time. A common shareholder that owns an extremely small percentage of the stock of Progress and exercises no control over the affairs of FleetBoston or Progress, will be treated as experiencing a meaningful reduction in interest.

Accounting Treatment

FleetBoston intends to treat the merger as a purchase for accounting and financial reporting purposes, which means that Progress will be treated as a separate entity for periods prior to the completion of the merger and, thereafter, will be consolidated with the results of FleetBoston. The purchase price will be allocated to Progress’s assets, including intangible assets, and liabilities based on their estimated fair market values at the completion of the merger. Any excess of the purchase price over these fair market values will be accounted for as goodwill.

The parties have prepared the unaudited pro forma financial information contained in this proxy statement-prospectus using the purchase method of accounting to account for the merger. See “Unaudited Comparative Per Share Data.”

Termination of the Merger Agreement

The parties may terminate the merger agreement at any time prior to the effective time, whether before or after approval by the holders of Progress common stock:

•	by written agreement of FleetBoston and Progress, with board of directors approval;

•	by the board of directors of either party, so long as the terminating party is not then in breach of the merger agreement, if:

•	there has been a breach of any of the covenants or agreements or any of the representations or warranties set forth in the merger agreement on the part of the non-terminating party;

•	if a breach of the representations or warranties, such breach, individually or in the aggregate, has had or is reasonably likely to have a material adverse effect on the breaching party; and

•	the breach is not cured within 30 days following written notice to the party committing the breach or cannot by virtue of its nature be cured prior to the closing date;

•	by the board of directors of either party, if the merger is not completed on or before June 30, 2004, unless the failure of the closing to occur by this date is due to the default of the party seeking to terminate the merger agreement;

•	by either FleetBoston or Progress 30 days after the date on which any request or application for a regulatory approval has been denied or withdrawn at the request of the governmental entity, unless:

•	within the 30-day period following the denial or withdrawal the parties have filed with the applicable governmental entity a petition for rehearing or an amended application; or

•	the denial or request or recommendation for withdrawal is due to the default of the party seeking to terminate the merger agreement;

•	by either FleetBoston or Progress if the approval of Progress shareholders required for the completion of the merger has not been obtained;

•	by FleetBoston, if:

•	after recommending in this proxy statement-prospectus that Progress shareholders approve and adopt the merger agreement, the board of directors of Progress shall have withdrawn, modified or amended their recommendation in any manner adverse to FleetBoston; or

•	the board of directors of Progress has authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in any competing proposal (as defined below); and

•	by Progress, at any time prior to the special meeting, in order to concurrently enter into an acquisition agreement with respect to a superior competing proposal (as defined below) which Progress and its board of directors have received and considered in compliance with the merger agreement, but not until after the fifth business day following FleetBoston’s receipt of written notice from Progress, and only if, during that five business-day period, FleetBoston does not, in its sole discretion, make a proposal at least as favorable as the superior competing proposal.

A “competing proposal” means any of the following involving Progress or any Progress subsidiary, in each case other than the transactions contemplated by the merger agreement:

•	any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase by that person of Progress, any Progress subsidiary or any business line of Progress that constitutes 15% or more of the net revenues, net income or assets of Progress and its subsidiaries, taken as a whole, or 15% or more of any class of equity securities of Progress or Progress Bank;

•	any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of Progress or Progress Bank;

•	any merger, consolidation, business combination, recapitalization, liquidation, dissolution; or

•	any similar transaction involving Progress or Progress Bank.

A “superior competing proposal” means any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Progress common stock then outstanding or all or substantially all the assets of Progress, and otherwise on terms which the board of directors of Progress determines in its good faith judgment (based on the opinion of a financial advisor of nationally recognized reputation) to be more favorable to its shareholders than the merger, and for which financing, to the extent required, is then committed or which if not committed is, in the good faith judgment of the Progress board of directors, reasonably capable of being obtained by the third party.

Breakup Fee

Progress has agreed to pay to FleetBoston a termination fee of $8.0 million and to reimburse FleetBoston for its reasonable expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement if:

•	the merger agreement is terminated by FleetBoston or Progress under either of the scenarios described in the last two bullets above under “—Termination;” or

•	the merger agreement is terminated by FleetBoston because there was a material breach of Progress’s covenants or agreements to be fulfilled by Progress under the merger agreement or by either FleetBoston or Progress if the approval of the Progress shareholders required for the completion of the merger has not been obtained, and in either case, a competing proposal has been publicly announced or otherwise communicated to Progress and within 12 months after the termination, Progress or a Progress subsidiary enters into any agreement with respect to, or closes, a transaction which is the subject of a competing proposal.

Extension, Waiver and Amendment of the Merger Agreement

Extension and Waiver.    At any time prior to the effective time, FleetBoston and Progress, by action taken or authorized by their respective boards of directors, may, if legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

•	waive compliance with any of the agreements or conditions contained in the merger agreement.

Amendment.    Subject to compliance with applicable law, FleetBoston and Progress may amend the merger agreement by action taken or authorized by their respective boards of directors at any time before or after approval of the merger agreement by Progress shareholders. However, after any approval of the merger agreement by Progress shareholders, there may not be, without further approval of those shareholders, any amendment of the merger agreement that changes the amount or the form of the consideration to be delivered to the Progress shareholders, other than as contemplated by the merger agreement.

Expenses

The merger agreement provides that each of FleetBoston and Progress will pay its own costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement. However, FleetBoston and Progress will divide equally the costs and expenses of printing and mailing this proxy statement-prospectus.

Dividends

The merger agreement provides that, after August 27, 2003 Progress may continue to pay cash dividends as follows:

•	Progress will be permitted to pay regular quarterly dividends not to exceed $0.13 per share for the third and fourth quarters of 2003;

•	the fourth quarter dividend will be paid on the earlier of the closing date and January 31, 2004;

•	if the merger does not close prior to April 1, 2004, Progress will be permitted to pay, on the earlier of the closing date and April 30, 2004, a regular quarterly dividend not to exceed $0.13 per share for the first quarter of 2004;

•	if the closing occurs in any fiscal quarter after the fiscal quarter ended December 31, 2003, after the record date for a FleetBoston dividend for such quarter, then FleetBoston will pay at the closing a cash dividend to Progress shareholders equal to the sum of:

•	the quotient of the number of days from the end of FleetBoston’s previous fiscal quarter to the closing date divided by 90, multiplied by $0.13; and

•	the quotient of the number of days from the closing date to the end of the FleetBoston fiscal quarter in which the closing occurs divided by 90, multiplied by $0.35, multiplied by the exchange ratio.

Interests of Certain Persons in the Merger

Progress’s executive officers and its board of directors have interests in the merger that are in addition to their interests as Progress shareholders generally. These interests arise as a result of:

•	existing employment, termination and severance agreements and plans with Progress;

•	a new employment agreement entered into with Fleet National Bank that will become effective upon completion of the merger;

•	Progress’s stock-based compensation and incentive plans and awards made under those plans; and

•	FleetBoston’s agreement to continue Progress’s existing director and officer indemnification and insurance arrangements.

The Progress board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.

Employment Agreement with Fleet National Bank.    W. Kirk Wycoff, President and Chief Executive Officer of Progress, has entered into an agreement relating to his employment with Fleet National Bank after the effective time of the merger. Pursuant to the employment agreement, for a three-year period beginning at the effective time,

Mr. Wycoff will be employed as chairman and chief executive officer of Fleet National Bank’s commercial financial services and investment management businesses in Pennsylvania and certain counties of New Jersey.

During the three-year employment term, Mr. Wycoff will be paid an annual base salary of not less than $300,000 and an annual bonus of not less than $325,000. Under the employment agreement, Mr. Wycoff will be granted, at the effective time, an option to purchase 50,000 shares of common stock of FleetBoston at an exercise price per share equal to the fair market value per share of the common stock of FleetBoston on the date of grant. The shares subject to this option grant will become exercisable in three equal annual installments commencing on the first anniversary of the effective time. If Mr. Wycoff’s employment is terminated by Fleet National Bank for “cause” or if Mr. Wycoff terminates his employment with Fleet National Bank without “good reason,” as those terms are defined in the employment agreement, any unvested options will be forfeited. If the termination of employment is for any other reason, any unvested options under this option grant will vest.

In addition, Mr. Wycoff will be entitled to participate in all savings and retirement plans made available by Fleet National Bank on a basis no less favorable than provided to similarly situated senior executives of Fleet National Bank. Mr. Wycoff and his eligible dependents will also be entitled to participate in all applicable welfare benefit plans subject to the same terms, conditions, cost-sharing requirements and the like as similarly situated senior executives of Fleet National Bank, and Mr. Wycoff will be entitled to receive fringe benefits on  a basis no less favorable than provided to similarly situated senior executive officers of Fleet National Bank.  Mr. Wycoff will have the option to purchase from Fleet National Bank the company automobile that he was using immediately prior to the effective time, for an amount equal to the book value of the automobile on the closing date.

Mr. Wycoff’s employment agreement further provides that if his employment is terminated during the employment term by Fleet National Bank other than for cause, or by Mr. Wycoff for good reason or by reason of his death or disability, he will be entitled to, among other things:

•	any portion of his base salary and bonus through the third anniversary of the agreement that is unpaid;

•	all compensation and benefits payable to him under the terms of Fleet National Bank’s compensation and benefits plans; and

•	continuation of group health and dental benefits, long-term and short-term disability benefits and term life insurance coverage for a period ending on the third anniversary of the effective time.

If Mr. Wycoff voluntarily terminates employment for other than good reason during the employment term, Mr. Wycoff’s employment terminates for any reason after the employment term, or Mr. Wycoff’s employment is terminated by Fleet National Bank for cause, he will be entitled to receive any portion of his annual base salary through the date of termination that has been earned but not paid and all compensation and benefits payable to him under the terms of Fleet National Bank’s compensation and benefits plans, programs or arrangements as in effect immediately prior to the date of termination.

If any payments received under the employment agreement are subjected to the excise tax imposed under Section 4999 of the Internal Revenue Code, the agreement provides for an additional payment to Mr. Wycoff to restore him to the same after-tax position which he would have been in if the excise tax had not been imposed.

Termination and Release Agreement.    Mr. Wycoff has entered into a termination and release agreement with FleetBoston, Fleet National Bank, Progress and Progress Bank relating to certain payments due under his employment agreements with Progress and Progress Bank, each dated June 30, 2003.

The termination agreement provides that Progress and Progress Bank will pay Mr. Wycoff, upon the effective time of the merger, a cash severance payment reduced by certain parachute amounts, and Mr. Wycoff agrees to terminate his pre-existing employment agreements with Progress and Progress Bank. The net cash severance payment due to Mr. Wycoff upon completion of the merger is estimated to be approximately $5.2 million and was calculated in accordance with the terms of his existing employment agreements with Progress and Progress Bank. The cash severance payment will be reduced to the extent necessary if such payment, when combined with other parachute amounts, would exceed three times Mr. Wycoff’s average taxable compensation for the five calendar years preceding completion of the merger.

Termination Agreements.    Twelve officers of Progress have change in control agreements with Progress which provide for the payment of benefits after a termination of employment for certain reasons following a change in control of Progress during the five-year period following the date of those agreements. The closing of the merger will constitute a change in control for purposes of the change in control agreements. The change in control agreements provide that, following a covered termination of employment, the officer is entitled to receive, subject to the officer’s execution of a release:

•	a cash payment equal to either one or two times the sum of the officer’s base salary and bonus amount;

•	continuation of all life, medical and dental benefits for 24 months after the date of termination; and

•	outplacement services for 12 months.

The cash severance payments which would be payable upon termination to those 12 officers of Progress, other than Mr. Wycoff, are estimated to be approximately $2.8 million. FleetBoston has agreed to pay those officers, as of the effective time of the merger, the severance benefits to which they would have been entitled under their change in control agreements upon termination of employment, even if they are not terminated by FleetBoston or a FleetBoston subsidiary following the merger. However, the agreements with four of those officers provide that, in lieu of a severance payment at the effective time, each of them will receive a cash bonus equal to his or her annual base salary if the officer continues to be employed by FleetBoston or its affiliates on the one-year anniversary of the effective time.

Options and Restricted Stock.    Under Progress’s 2000 Stock Incentive Option Plan, 1993 Stock Incentive Plan and 1993 Directors’ Stock Option Plan, all options to purchase Progress common stock held by employees of Progress, including all of its executive officers, that were not previously exercisable will become exercisable at the effective time, in accordance with the terms of the stock option grants. In addition, at the effective time, each restricted share of Progress common stock granted under the Progress Restricted Stock Award Plan which is unvested and outstanding immediately prior to the effective time of the merger will vest and become free of any restrictions to which they are subject under that plan.

The following table sets forth, for each of the named executive officers of Progress, and for all of the executive officers of Progress as a group:

•	the number of shares of Progress common stock subject to stock options that will become exercisable as a result of the consummation of the merger; and

•	the weighted average exercise price per share of Progress common stock subject to these stock options.

	Shares Subject to Accelerated Options (1)	Weighted Average Exercise Price
W. Kirk Wycoff	48,876	$11.14
Michael B. High	14,632	10.15
Eric J. Morgan	5,576	10.29
Executive Officers as a group (3 persons)	69,084	10.86

(1)	All of the option grants reflected in this table were originally scheduled to vest no later than February 2006.

Upon completion of the merger, each Progress stock option that is outstanding immediately prior to the time of the merger will automatically convert into an option to purchase a number of shares of FleetBoston common stock equal to the number of shares of Progress common stock subject to the option multiplied by the exchange ratio, rounded down to the nearest whole share. The exercise price per share of FleetBoston common stock subject to the converted option will be equal to the current exercise price per share of Progress common stock divided by the exchange ratio, rounded up to the nearest whole cent. Restricted stock will vest at the effective time and be converted into the right to receive shares of FleetBoston common stock on the same basis as all other shares of Progress common stock. No executive officers of Progress hold any shares of restricted stock.

It is anticipated that FleetBoston will make grants of stock options and other awards to employees of Progress, including some of the current executive officers of Progress, who become employees of FleetBoston after the merger. FleetBoston is expected to make the grants promptly after completion of the merger on a basis consistent with elements of both the Progress and FleetBoston stock plans. Other than the option grant to Mr. Wycoff described above under “Employment Agreement with Fleet National Bank,” FleetBoston has not determined the specific recipients of awards or the size of the awards as of the date of this proxy statement-prospectus.

Indemnification; Directors and Officers Liability Insurance.    The merger agreement provides that in the event of any threatened or actual claim or proceeding in which any person who is or has been a director, officer or employee of Progress or any of its subsidiaries is, or is threatened to be, made a party based in whole or in part on, or pertaining to, the fact that the person was a director, officer or employee of Progress or any of its subsidiaries, or the merger agreement, or the transactions contemplated by the merger agreement, FleetBoston will, subject to the conditions set forth in the merger agreement, indemnify that person to the fullest extent permitted by law and the FleetBoston articles of incorporation and by-laws against any liability or expense incurred in connection with any of these claims or proceedings. FleetBoston also agreed to honor any indemnification obligation of any Progress subsidiary as in effect as of August 27, 2003 and that the limitations on liability existing in favor of the indemnified parties in Progress’s certificate of incorporation or by-laws or the equivalent documents of any Progress subsidiary as in effect as of August 27, 2003 will survive the merger and the bank merger and will continue in full force and effect following the effective time of the merger.

The merger agreement further provides that FleetBoston will, subject to the conditions set forth in the merger agreement, use its reasonable best efforts to cause the persons serving as officers and directors of Progress immediately prior to the merger to be covered for a period of six years following the effective time by Progress’s directors’ and officers’ liability insurance policy, or any equivalent substitute for that policy.

Restrictions on Resales by Affiliates

Shares of FleetBoston common stock to be issued to Progress shareholders in the merger have been registered under the Securities Act of 1933. Shares of FleetBoston common stock issued in the merger may be traded freely and without restriction by those shareholders not deemed to be affiliates (as that term is defined under the Securities Act) of Progress. Any subsequent transfer of shares, however, by any person who is an affiliate of Progress at the time the merger is submitted for vote of the Progress shareholders will, under existing law, require either:

•	the further registration under the Securities Act of the shares of FleetBoston common stock to be transferred;

•	compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances; or

•	the availability of another exemption from registration.

An “affiliate” of Progress is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Progress. These restrictions are expected to apply to the directors and executive officers of Progress and the holders of 10% or more of the Progress common stock. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those person have a 10% or greater beneficial or equity interest. FleetBoston will give stop transfer instructions to the transfer agent with respect to the shares of FleetBoston common stock to be received by persons subject to these restrictions, and the certificates for their shares will bear appropriate legends.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

Management

Pursuant to the merger agreement, Mr. Wycoff will become an employee of Fleet National Bank as described above under “The Merger—Interests of Certain Persons in the Merger.”

Operations

While there can be no assurance as to the achievement of business and financial goals, FleetBoston and Progress currently expect to achieve approximately $3.3 million in annual pre-tax cost savings as a result of the merger, with 100% to be realized by the end of 2004. FleetBoston and Progress also expect that the combined company will incur merger-related expenses of approximately $28 million in connection with the merger. These expenses will be recorded as purchase accounting adjustments, which have the effect of increasing the amount of the purchase price allocable to goodwill, and will be primarily composed of personnel-related costs, including costs related to executive contracts, employee severance and outplacement services; costs related to information technology and operations, including contract cancellation penalties resulting from duplicate or incompatible systems and losses incurred from the write-off of computer hardware and software held for disposition; and transaction costs, consisting primarily of investment banker fees, legal and accounting expenses and costs of required regulatory filings.

These expenses will result from a merger and integration plan which we anticipate will be formalized in the first quarter of 2004. We also expect to recognize approximately $5 million of after-tax charges to earnings in 2004 related to the costs of integrating our two companies. These costs will be expensed as incurred. These statements constitute “forward-looking statements” for purposes of the Private Securities Litigation Reform Act of 1995, and actual results, which are dependent on a number of factors, many of which are beyond the control of FleetBoston and Progress, may differ materially from expected results. See “Forward-Looking Statements.”

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

FleetBoston

FleetBoston common stock is listed on the New York Stock Exchange and traded under the symbol “FBF.” The following table sets forth, for the periods indicated, the high and low sales prices per share of FleetBoston common stock on the New York Stock Exchange and cash dividends declared per share of FleetBoston common stock.

	Price Range of Common Stock		Dividends Declared
	High	Low
2001
First Quarter	$43.99	$33.20	$.33
Second Quarter	42.44	35.52	.33
Third Quarter	40.17	31.90	.33
Fourth Quarter	38.80	31.27	.35

2002
First Quarter	37.56	30.95	.35
Second Quarter	36.98	29.90	.35
Third Quarter	32.43	18.01	.35
Fourth Quarter	27.50	17.65	.35

2003
First Quarter	28.25	21.50	.35
Second Quarter	31.81	23.86	.35
Third Quarter	31.82	28.85	.35
Fourth Quarter (through December 2, 2003)	41.16	30.61	.35

The timing and amount of future dividends will depend upon earnings, cash requirements, the financial condition of FleetBoston and its subsidiaries, applicable government regulations and other factors deemed relevant by the FleetBoston board of directors. As described under “Regulation and Supervision—Dividend Restrictions,” various U.S. state and federal laws limit the ability of affiliated banks to pay dividends to FleetBoston. See “The Merger—Conduct of Business Pending the Merger and Other Agreements.”

Progress

Progress common stock is listed on the Nasdaq National Market and traded under the symbol “PFNC.” The following table sets forth, for the periods indicated, the high and low sales prices per share of Progress common stock on the Nasdaq National Market, and cash dividends declared per share of Progress common stock. The information has been restated to reflect the impact of a stock dividend paid in May 2003.

	Price Range of Common Stock		Dividends Declared
	High	Low
2001
First Quarter	$9.40	$6.61	$0.05
Second Quarter	8.10	6.37	0.06
Third Quarter	7.58	5.33	—
Fourth Quarter	7.57	5.52	—

2002
First Quarter	9.19	7.00	—
Second Quarter	9.90	8.10	—
Third Quarter	9.76	6.76	0.05
Fourth Quarter	11.10	8.81	0.05

2003
First Quarter	12.73	10.71	0.06
Second Quarter	15.30	12.24	0.06
Third Quarter	27.93	13.96	0.08
Fourth Quarter (through December 2, 2003)	31.20	27.02	0.13

The timing and amount of any dividends paid prior to the completion of the merger will depend upon earnings, cash requirements, the financial condition of Progress and its subsidiaries, applicable government regulations and other factors deemed relevant by the Progress board of directors. In addition, the merger agreement contains limitations on the ability of Progress to pay dividends. See “The Merger—Dividends.”

REGULATION AND SUPERVISION

Introduction

The following discussion sets forth the material elements of the regulatory framework applicable to financial and bank holding companies and their subsidiaries, and provides certain specific information relevant to FleetBoston. This regulatory framework primarily is intended for the protection of depositors and the deposit insurance funds that insure deposits of banks, and not for the protection of security holders.

As discussed in more detail below, this regulatory framework, among other things, may restrict FleetBoston’s ability to diversify into certain areas of financial services, acquire depository institutions in certain states and pay dividends on its capital stock. It may also require FleetBoston to provide financial support to one or more of its banking subsidiaries, maintain capital balances in excess of those desired by management and pay higher deposit insurance premiums as a result of a deterioration in the financial condition of depository institutions in general.

To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. A change in the statutes, regulations or regulatory policies applicable to FleetBoston or its subsidiaries may have a material effect on the business of FleetBoston.

Additional information about the regulation and supervision of FleetBoston can be found in FleetBoston’s annual and quarterly reports filed with the SEC. See “Where You Can Find More Information.”

Regulatory Agencies

Financial Holding Company.    As a registered bank holding company and financial holding company, FleetBoston is subject to regulation under the Bank Holding Company Act and to inspection, examination and supervision by the Federal Reserve Board.

Subsidiary Banks.    Fleet National Bank and FleetBoston’s other national banking subsidiaries are subject to regulation, supervision and examination primarily by the OCC and secondarily by the Federal Reserve Board and the Federal Deposit Insurance Corporation (the “FDIC”). Fleet National Bank’s and FleetBoston’s operations in other countries are also subject to various restrictions imposed by the laws of those countries.

Non-bank Subsidiaries.    Many of FleetBoston’s non-banking subsidiaries also are subject to regulation by the Federal Reserve Board and other applicable federal and state agencies. FleetBoston’s brokerage subsidiaries are regulated by the SEC, the New York Stock Exchange, the National Association of Securities Dealers, Inc. and state securities regulators. Our insurance subsidiaries are subject to regulation by applicable state insurance regulatory agencies. Other non-banking subsidiaries of FleetBoston are subject to the laws and regulations of both the federal government and the various states and countries in which they conduct business.

Other Requirements and Regulations.    FleetBoston and its subsidiaries are also affected by the fiscal and monetary policies of the U.S. federal government and the Federal Reserve Board, and by various other governmental requirements and regulations in the states and countries where FleetBoston and its subsidiaries operate.

Financial and Bank Holding Company Activities

“Financial in Nature” Requirement.    As a financial holding company, FleetBoston may engage in, and acquire companies engaged in, activities that are considered “financial in nature,” as defined by the

Gramm-Leach-Bliley Act and Federal Reserve Board interpretations. These activities include, among other things, securities underwriting, dealing and market-making, sponsoring mutual funds and investment companies, insurance underwriting and agency activities, and merchant banking. If any banking subsidiary of FleetBoston ceases to be “well capitalized” or “well managed” under applicable regulatory standards, the Federal Reserve Board may:

•	place limitations on FleetBoston’s ability to conduct the broader financial activities permissible for financial holding companies; or

•	impose any limitations or conditions on the conduct or activities of FleetBoston or any of its affiliates as the Federal Reserve Board finds to be appropriate and consistent with the purposes of the Bank Holding Company Act.

If the deficiencies persist, the Federal Reserve Board may require FleetBoston to divest any banking subsidiary or cease to engage in any activities permissible for financial holding companies that are not permissible for bank holding companies. In addition, if any banking subsidiary of FleetBoston receives a Community Reinvestment Act rating of less than satisfactory, FleetBoston would be prohibited from engaging in any additional activities, other than those permissible for bank holding companies that are not financial holding companies. FleetBoston may engage directly or indirectly in activities considered financial in nature, either de novo or by acquisition, as long as it gives the Federal Reserve Board after-the-fact notice of the new activities. The Gramm-Leach-Bliley Act also permits national banks, such as Fleet National Bank, to engage in activities considered financial in nature through a financial subsidiary, subject to certain conditions and limitations and with the approval of the OCC.

Interstate Banking and Branching.    As a bank holding company, FleetBoston is required to obtain prior Federal Reserve Board approval before acquiring more than 5% of the voting shares, or substantially all of the assets, of a bank holding company, bank or savings association. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act (which we refer to in this document as “Riegle-Neal”), subject to certain concentration limits and other requirements:

•	bank holding companies such as FleetBoston may acquire banks and bank holding companies located in any state without regard to state law; and

•	banks may acquire branch offices outside their home states by merging with out-of-state banks, purchasing branches in other states and establishing de novo branch offices in other states. The ability of banks to acquire branch offices is contingent, however, on the host state having adopted legislation “opting in” to those provisions of Riegle-Neal. In addition, the ability of a bank to merge with a bank located in another state is contingent on the host state not having adopted legislation “opting out” of that provision of Riegle-Neal.

Control Acquisitions.    The Change in Bank Control Act prohibits a person or group of persons from acquiring “control” of a bank holding company, unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as FleetBoston, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

In addition, a company is required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more of any class of outstanding voting stock of a bank holding company, or otherwise obtaining control or a “controlling influence” over that bank holding company.

Liability for Banking Subsidiaries

Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to their support. This support may be required at times when the bank holding company may not have the resources to provide it. Similarly, under the cross-guarantee provisions of the Federal Deposit Insurance Act, the FDIC can hold any FDIC-insured depository institution liable for any loss suffered or anticipated by the FDIC in connection with:

•	the “default” of a commonly controlled FDIC-insured depository institution; or

•	any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution “in danger of default.”

“Default” generally is defined as the appointment of a conservator or receiver and “in danger of default” generally is defined as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance.

All of FleetBoston’s subsidiary banks are FDIC-insured depository institutions.

Capital Requirements

FleetBoston is subject to risk-based capital requirements and guidelines imposed by the Federal Reserve Board, which are substantially similar to the capital requirements and guidelines imposed by the Federal Reserve Board, the OCC, the OTS and the FDIC on the depository institutions within their respective jurisdictions. For this purpose, a depository institution’s or holding company’s assets and certain specified off-balance sheet commitments are assigned to four risk categories, each weighted differently based on the level of credit risk that is ascribed to those assets or commitments. In addition, risk-weighted assets are adjusted for low-level recourse and market risk equivalent assets. A depository institution’s or holding company’s capital, in turn, is divided into three tiers:

•	core (commonly referred to as “Tier 1”) capital, which includes common equity, non-cumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock and related surplus (excluding auction rate issues), and a limited amount of cumulative perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill, certain identifiable intangible assets and certain other assets;

•	supplementary (commonly referred to as “Tier 2”) capital, which includes, among other items, perpetual preferred stock not meeting the Tier 1 definition, mandatory convertible securities, subordinated debt and reserves for credit losses, subject to certain limitations, less certain required deductions; and

•	market risk (commonly referred to as “Tier 3”) capital, which includes qualifying unsecured subordinated debt.

FleetBoston, like other financial and bank holding companies, currently is required to maintain Tier 1 and “total capital” (the sum of Tier 1, Tier 2 and Tier 3 capital) equal to at least 4% and 8% of its total risk-weighted assets (including certain off-balance-sheet items, such as unused lending commitments and standby letters of credit), respectively. At September 30, 2003, FleetBoston met both requirements, with FleetBoston’s Tier 1 and total capital equal to 8.64% and 11.79% of its total risk-weighted assets, respectively.

The Federal Reserve Board, the FDIC and the OCC have adopted rules to incorporate market and interest rate risk components into their risk-based capital standards. Under these market risk requirements, capital must be allocated to support the amount of market risk related to a financial institution’s ongoing trading activities.

The Federal Reserve Board also requires bank holding companies to maintain a minimum “leverage ratio” (Tier 1 capital to adjusted total average quarterly assets) of 3%, if the bank holding company has the highest regulatory rating or meets certain other requirements, or 4% if the bank holding company does not meet these requirements. At September 30, 2003, FleetBoston’s leverage ratio was 8.38%. FleetBoston was not subject to any additional leverage ratio requirements as of that date.

The Federal Reserve Board may set capital requirements higher than the minimums noted above for holding companies whose circumstances warrant it. For example, bank holding companies experiencing or anticipating significant growth may be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a “tangible Tier I capital leverage ratio” (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

Each of FleetBoston’s bank subsidiaries is subject to similar risk-based and leverage capital requirements adopted by its applicable U.S. federal banking agency. FleetBoston’s bank subsidiaries and Progress’s bank subsidiary were all in compliance with the applicable minimum capital requirements as of September 30, 2003.

Failure to meet capital requirements could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business, which are described under “—FDICIA.”

FDICIA

The Federal Deposit Insurance Corporation Improvement Act of 1991 (which we refer to in this document as “FDICIA”) and the regulations promulgated under FDICIA, among other things, established five capital categories for insured depository institutions—well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized—and requires federal bank regulatory agencies to implement systems for “prompt corrective action” for insured depository institutions that do not meet minimum capital requirements based on these categories. Unless a bank is well capitalized, it is subject to restrictions on its ability to offer brokered deposits and on certain other aspects of its operations. An undercapitalized bank must develop a capital restoration plan and its parent bank holding company must guarantee the bank’s compliance with the plan up to the lesser of 5% of the bank’s assets at the time it became undercapitalized and the amount needed to comply with the plan. As of September 30, 2003, each of FleetBoston’s banking subsidiaries was considered well capitalized based on the guidelines implemented by the bank regulatory agencies.

Dividend Restrictions

FleetBoston’s funds for cash distributions to its shareholders are derived from a variety of sources, including cash and temporary investments. One of the principal sources of those funds and funds used to pay principal and interest on its indebtedness is dividends received from its subsidiary banks. Various federal laws limit the amount of dividends FleetBoston’s banking subsidiaries can pay to FleetBoston without regulatory approval. In addition, federal bank regulatory agencies have authority to prohibit FleetBoston’s banking subsidiaries from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the bank in question, could be deemed to constitute an unsafe or unsound practice. The ability of FleetBoston’s banking subsidiaries to pay dividends in the future is currently, and could be further, influenced by bank regulatory policies and capital guidelines. Also, bank regulatory authorities have the authority to prohibit bank holding companies from paying dividends if they deem such payment to be an unsafe or unsound practice.

Deposit Insurance Assessments

The deposits of FleetBoston’s banking subsidiaries are insured up to regulatory limits by the FDIC, and, accordingly, are subject to deposit insurance assessments to maintain the Bank Insurance Fund (which we refer to in this document as “BIF”) and/or the Savings Association Insurance Fund (which we refer to in this document as “SAIF”) administered by the FDIC. As of September 30, 2003, FleetBoston’s banking subsidiaries held approximately $114.1 billion and $11 billion, respectively, of BIF- and SAIF-assessable deposits. FleetBoston currently pays no insurance assessments on these deposits under the FDIC’s risk-related assessment system. However, it is possible that we could be required to pay insurance assessments in 2004.

Depositor Preference Statute

In the “liquidation or other resolution” of an institution by any receiver, U.S. federal legislation provides that deposits and certain claims for administrative expenses and employee compensation against the insured depository institution would be afforded a priority over other general unsecured claims against that institution, including federal funds and letters of credit.

Future Legislation

Changes to the laws and regulations in the states and countries where FleetBoston, Progress and their respective subsidiaries do business can affect the operating environment of financial holding companies and their subsidiaries in substantial and unpredictable ways. Neither FleetBoston nor Progress can accurately predict whether those changes in laws and regulations will occur, and, if those changes occur, the ultimate effect they would have upon the financial condition or results of operations of FleetBoston or any of its subsidiaries after the merger.

DESCRIPTION OF FLEETBOSTON CAPITAL STOCK

General

The authorized capital stock of FleetBoston consists of two billion shares of FleetBoston common stock, and sixteen million shares of FleetBoston preferred stock, issuable in one or more series from time to time by action of the FleetBoston board of directors.

At October 31, 2003, 1,054,559,871 shares of FleetBoston common stock were outstanding. In addition, as of September 30, 2003, FleetBoston had outstanding two series of FleetBoston preferred stock as follows:

•	690,000 shares of Series VI 6.75% perpetual preferred stock, having a liquidation value of $250 per share, plus accrued and unpaid dividends, were designated, of which 382,450 shares were issued and outstanding; and

•	805,000 shares of Series VII fixed/adjustable rate cumulative preferred stock, having a liquidation value of $250 per share, plus accrued and unpaid dividends, were designated, of which 700,000 shares were issued and outstanding.

In addition, the FleetBoston board of directors has established a series of 500,000 shares of cumulative participating junior preferred stock (Series 2000) issuable upon exercise of the FleetBoston rights described under “—Preferred Stock Purchase Rights,” of which no shares are issued and outstanding. Each of these outstanding series and classes of FleetBoston preferred stock is described under “—Preferred Stock.”

The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the Rhode Island Business Corporation Act, the FleetBoston articles of incorporation and the FleetBoston by-laws.

FleetBoston Common Stock

Holders of FleetBoston common stock are entitled to receive dividends when, as and if declared by the FleetBoston board of directors out of any funds legally available for dividends. Holders of FleetBoston common stock are also entitled, upon the liquidation of FleetBoston, and after claims of creditors and preferences of FleetBoston preferred stock, and any other class or series of FleetBoston preferred stock outstanding at the time of liquidation, to receive pro rata the net assets of FleetBoston. FleetBoston pays dividends on FleetBoston common stock only if it has paid or provided for all dividends on the outstanding series of FleetBoston preferred stock, and any other class or series of preferred stock at the time outstanding, for the then-current period and, in the case of any cumulative FleetBoston preferred stock, all prior periods.

FleetBoston preferred stock has, or upon issuance will have, preference over FleetBoston common stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation or dissolution of FleetBoston. FleetBoston preferred stock also has such other preferences as may be fixed by the FleetBoston board of directors.

Holders of FleetBoston common stock are entitled to one vote for each share that they hold and are vested with all of the voting power except as the FleetBoston board of directors has provided, or may provide in the future, with respect to FleetBoston preferred stock or any other class or series of FleetBoston preferred stock that it may authorize in the future. See “—Preferred Stock.” Shares of FleetBoston common stock are not redeemable, and have no subscription, conversion or preemptive rights.

The affirmative vote of not less than 80% of FleetBoston’s outstanding voting stock, voting separately as a class, is required for certain business combinations between FleetBoston and/or its subsidiaries and persons owning 10% or more of its voting stock. See “Selected Provisions in the Articles of FleetBoston—Business Combinations With Related Persons.”

FleetBoston common stock is listed on the New York Stock Exchange and the Boston Stock Exchange. The outstanding shares of FleetBoston common stock are, and the shares to be issued to holders of Progress common stock upon completion of the merger, will be validly issued, fully paid and non-assessable. The holders of FleetBoston common stock are not, and will not be, generally subject to any liability as shareholders. However if the FleetBoston board of directors approves, and FleetBoston makes, a dividend or other distribution when FleetBoston is insolvent, or that renders FleetBoston insolvent, and any of FleetBoston’s directors is found liable for the distribution, then FleetBoston shareholders may be required to pay back the amount of the distribution made to them, or the portion of the distribution that caused FleetBoston to become insolvent.

Transfer Agent and Registrar

The transfer agent and registrar for FleetBoston common stock is EquiServe.

Restrictions on Ownership

The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of FleetBoston common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of FleetBoston common stock under the Change in Bank Control Act. Any holder of 25% or more of FleetBoston common stock, or a holder of 5% or more if the holder otherwise exercises a “controlling influence” over FleetBoston, is subject to regulation as a bank holding company under the Bank Holding Company Act. See “Regulation and Supervision.”

Preferred Stock Purchase Rights

In 2000, the FleetBoston board of directors declared a dividend of one preferred stock purchase right (which we refer to in this document as a “FleetBoston right”) for each outstanding share of FleetBoston common stock. The purpose of the FleetBoston rights is to protect FleetBoston’s interests and the interests of its shareholders by reducing the risk that a potential acquirer will obtain complete or partial control of FleetBoston at an inadequate price or through coercive takeover techniques.

Each FleetBoston right, when exercisable and prior to adjustment, will entitle the registered holder to purchase from FleetBoston one ten-thousandth of a share of junior preferred stock (Series 2000) at an exercise price of $175 per one ten-thousandth of a share of junior preferred stock, subject to certain adjustments. Until the earlier of the “distribution date” and the “expiration date” (each as defined in the FleetBoston rights agreement), FleetBoston will issue one FleetBoston right with each share of FleetBoston common stock.

Initially, the rights will be attached to the FleetBoston common stock and will not be exercisable. In general, the rights would become exercisable and trade separately from the FleetBoston common stock (1) ten business days after any person or group acquires 10% or more of FleetBoston’s outstanding common stock or (2) ten business days (subject to extension by the FleetBoston board of directors) after any person or group commences or announces an intention to commence a tender offer for 10% or more of the FleetBoston common stock.

Subject to certain exceptions, if a person or group acquires 10% or more of the FleetBoston common stock, the rights held by the shareholders other than that person or group would become exercisable to purchase FleetBoston common stock having a market value of twice the exercise price of the rights. In addition, if FleetBoston is acquired in a merger or other business combination transaction after a person or group has acquired 10% or more of FleetBoston common stock, the rights held by shareholders other than that person or group would become exercisable to purchase the acquiring company’s common stock having a market value of twice the exercise price of the rights.

The FleetBoston rights will expire in 2010, or earlier if they are redeemed or exchanged.

The FleetBoston rights have certain anti-takeover effects. The FleetBoston rights may cause substantial dilution to a person or group that attempts to acquire FleetBoston on terms not approved by the FleetBoston board of directors, except pursuant to an offer conditioned on a substantial number of FleetBoston rights being acquired. The FleetBoston rights should not interfere with any merger or other business combination approved by the FleetBoston board of directors prior to the time that there is an “acquiring person,” as defined in the FleetBoston Rights Agreement, dated August 16, 2000, as amended, by and between FleetBoston and EquiServe, as rights agent. On October 27, 2003, FleetBoston and EquiServe amended the FleetBoston Rights Agreement to prevent the Bank of America/FleetBoston merger agreement, the related stock option agreements, and the Bank of America/FleetBoston merger from triggering the provisions of the FleetBoston Rights Agreement.

Preferred Stock

General.    FleetBoston may issue FleetBoston preferred stock in series, with those relative rights, preferences and limitations of each series as may be fixed by the FleetBoston board of directors.

The following summary of the outstanding series of FleetBoston preferred stock does not purport to be complete, and is subject in all respects to the applicable provisions of the Rhode Island Business Corporation Act, the FleetBoston articles of incorporation and the FleetBoston by-laws. If the Bank of America/FleetBoston merger is completed, each outstanding series of FleetBoston preferred stock will be exchanged for a series of Bank of America preferred stock with substantially identical terms.

Series VI 6.75% Perpetual Preferred Stock.    The holders of Series VI preferred are entitled to receive dividends at the rate of 6.75% Per Annum, payable quarterly, before FleetBoston may declare or pay any dividend on its common stock or the junior preferred stock. The dividends on the Series VI preferred are cumulative. FleetBoston will increase the amount of dividends payable in respect of the Series VI preferred if the Internal Revenue Code is amended to reduce the dividends received deduction.

FleetBoston may redeem the Series VI preferred, in whole or in part, at FleetBoston’s option, on and after April 15, 2006, at $250 per share, plus accrued and unpaid dividends, if any. FleetBoston may also redeem the Series VI preferred prior to April 15, 2006, in whole, at FleetBoston’s option, if the Internal Revenue Code is amended to reduce the “dividends received deduction”, i.e., the percentage of the dividend payable on the Series VI preferred which may be deducted by corporate holders.

So long as any shares of the Series VI preferred are outstanding, FleetBoston may not redeem any shares of FleetBoston common stock or any other class of FleetBoston preferred stock ranking junior to or on a parity with the Series VI preferred unless FleetBoston has paid full cumulative dividends on all outstanding shares of the Series VI preferred for all past dividend payment periods. Further, if any dividends on the Series VI preferred are in arrears, FleetBoston may not redeem any shares of the Series VI preferred unless FleetBoston simultaneously redeems all outstanding shares of the Series VI preferred, except pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of the Series VI preferred.

Series VII Fixed/Adjustable Rate Cumulative Preferred Stock.    Through April 1, 2006, the holders of the Series VII preferred are entitled to receive dividends at the rate of 6.60% per annum computed on the basis of the issue price of the Series VII preferred of $250 per share, payable quarterly, before FleetBoston may declare or pay any dividend upon its common stock or junior preferred stock. After that date, the dividend rate on the Series VII preferred will be a rate per annum equal to 0.50% plus the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Thirty Year Constant Maturity Rate, as each term is defined in the Certificate of Designation establishing the Series VII preferred. The applicable rate per annum for any dividend period beginning on or after April 1, 2006 will not be less than 7.0% nor greater than 13.0%.

The dividends on the Series VII preferred are cumulative. FleetBoston will increase the amount of dividends that will be payable in respect of the Series VII preferred if the Internal Revenue Code is amended to reduce the dividends received deduction.

FleetBoston may redeem the Series VII preferred, in whole or in part, at FleetBoston’s option, on and after April 1, 2006, at $250 per share, plus accrued and unpaid dividends, if any. FleetBoston may also redeem the

Series VII preferred prior to April 1, 2006, in whole, at FleetBoston’s option, if the Internal Revenue Code is amended to reduce the dividends received deduction.

So long as any shares of the Series VII preferred are outstanding, FleetBoston may not redeem any shares of FleetBoston common stock or any other class of FleetBoston preferred stock ranking junior to or on a parity with the Series VII preferred, unless FleetBoston has paid full cumulative dividends on all outstanding shares of Series VII preferred for all past dividend payment periods. Further, if any dividends on the Series VII preferred are in arrears, FleetBoston may not redeem any shares of the Series VII preferred, unless FleetBoston simultaneously redeems all outstanding shares of the Series VII preferred, except pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of the Series VII preferred.

Junior Preferred Stock.    As of the date of this proxy statement-prospectus, there were 500,000 shares of cumulative participating junior preferred stock (Series 2000) reserved for issuance upon the exercise of the FleetBoston rights. See “Description of FleetBoston Capital Stock—Preferred Stock Purchase Rights.” Shares of the junior preferred stock purchasable upon exercise of the FleetBoston rights will rank junior to FleetBoston preferred stock and will not be redeemable. Each share of junior preferred stock will, subject to the rights of the senior securities of FleetBoston, be entitled to a preferential cumulative quarterly dividend payment equal to the greater of $100 per share or, subject to certain adjustments, 10,000 times the dividend declared per share of FleetBoston common stock. Upon the liquidation, dissolution or winding up of FleetBoston, holders of junior preferred stock will, subject to the rights of those senior securities, be entitled to a preferential liquidation payment of $10,000 per share, plus an amount equal to accrued and unpaid dividends and distributions. Finally, in the event of any merger, consolidation or other transaction in which shares of FleetBoston common stock are exchanged, each share of junior preferred stock will, subject to the rights of those senior securities, be entitled to receive 10,000 times the amount received per share of FleetBoston common stock. Each share of junior preferred stock will have 10,000 votes, voting together with FleetBoston common stock. The rights of junior preferred stock are protected by customary antidilution provisions.

SELECTED PROVISIONS IN THE ARTICLES OF INCORPORATION OF FLEETBOSTON

The following discussion sets forth material provisions of the FleetBoston articles of incorporation.

Business Combinations with Related Persons

The FleetBoston articles provide that neither FleetBoston nor any of its subsidiaries may engage in business transactions known as “business combinations” with persons known as “related persons” unless the transaction:

•	was approved by an 80% vote of the FleetBoston board of directors prior to the time the related person became a related person; and

•	is approved by a vote of 80% of the continuing directors and a majority of the entire FleetBoston board of directors and the transaction complies with certain conditions related to price and procedure; or

•	if there is not full compliance with the preceding two bullet points, the transaction is approved by a vote of 80% of the outstanding shares of FleetBoston capital stock entitled to vote generally in the election of directors, voting as a single class.

A “business combination” includes:

•	any merger or consolidation of FleetBoston or any of its subsidiaries with a related person or any of its affiliates or associates;

•	any sale, exchange, lease, transfer or other disposition to or with a related person of all, substantially all or any substantial part (defined as assets having a value of more than 5% of the total consolidated assets of FleetBoston) of the assets of FleetBoston or any of its subsidiaries;

•	any purchase, exchange, lease or other acquisition by FleetBoston or any of its subsidiaries of all or any substantial part of the assets or business of a related person or any of its affiliates or associates;

•	any reclassification of securities, recapitalization or other transaction that has the effect, directly or indirectly, of increasing the proportionate amount of voting shares of FleetBoston or any subsidiary which are beneficially owned by a related person; and

•	the acquisition by a related person of beneficial ownership of voting securities, securities convertible into voting securities or any rights, warrants or options to acquire voting securities of a subsidiary of FleetBoston.

A “related person” includes any person who is the beneficial owner of 10% or more of FleetBoston’s voting shares prior to the completion of a business combination, or any person who is an affiliate of FleetBoston and was the beneficial owner of 10% or more of FleetBoston’s voting shares at any time within the five years preceding the date on which FleetBoston’s board of directors authorizes a binding agreement providing for a business combination.

“Continuing directors” are those individuals who were members of the FleetBoston board of directors prior to the time a related person became the beneficial owner of 10% or more of FleetBoston’s voting stock or those individuals designated as continuing directors (prior to their initial election as directors) by a majority of the then-continuing directors.

To amend these provisions, the affirmative vote of 80% of the FleetBoston board of directors, a majority vote of the continuing directors and the affirmative vote of 80% of FleetBoston’s outstanding capital stock entitled to vote on the matter are required. If the amendment is recommended to the shareholders by a majority of the FleetBoston board of directors and not less than 80% of the continuing directors, only the vote provided under the Rhode Island Business Corporation Act is required.

Directors

The FleetBoston articles contain a number of additional provisions that are intended to delay an outside party’s ability to take control of the FleetBoston board of directors, even after the outside party has obtained majority ownership of FleetBoston common stock. The FleetBoston articles provide for a classified board of directors, consisting of three classes of directors serving staggered three-year terms.

Directors of FleetBoston may only be removed for cause and only by a vote of:

•	a majority of the continuing directors and a majority of the FleetBoston board of directors as it exists at that time, or

•	the holders of 80% or more of the outstanding shares of stock entitled to vote on the election of directors, voting separately as a class at a meeting called for that purpose.

Vacancies on the FleetBoston board of directors, regardless of the reason, may only be filled by the FleetBoston board of directors, acting by a vote of 80% of the directors then in office.

The FleetBoston articles provide that the FleetBoston board of directors is to consist of 13 members, unless otherwise determined by resolution adopted by 80% of the FleetBoston board of directors and a majority of the continuing directors. The FleetBoston board of directors has adopted a resolution fixing the number of directors at 18.

If FleetBoston fails to pay quarterly dividends on its non-voting preferred stock, the holders of that preferred stock, voting separately as a class, will be entitled to elect additional directors.

COMPARISON OF SHAREHOLDERS’ RIGHTS

General

FleetBoston and Progress are incorporated in Rhode Island and Delaware, respectively. The rights of Progress shareholders receiving FleetBoston common stock in connection with the merger are currently governed by the Delaware General Corporation Law, the Progress certificate of incorporation and the Progress by-laws. Upon completion of the merger, Progress shareholders will automatically become FleetBoston shareholders, and their rights will be governed by the Rhode Island Business Corporation Act, the FleetBoston articles of incorporation and the FleetBoston by-laws. The following is a summary of the material differences between the rights of holders of FleetBoston common stock and the rights of holders of Progress common stock, but does not purport to be a complete description of those differences. These differences may be determined in full by reference to the Rhode Island Business Corporation Act, Delaware General Corporation Law, the FleetBoston articles of incorporation, the Progress certificate of incorporation, the FleetBoston by-laws and the Progress by-laws.

Voting Rights

Required Vote for Certain Business Combinations.

FleetBoston.    The Rhode Island Business Corporation Act generally requires approval of a merger, consolidation, dissolution or sale of all or substantially all of a corporation’s assets by the affirmative vote of the holders of a majority of the outstanding shares of the corporation entitled to vote on the matter, unless otherwise provided by statute. The Rhode Island Business Corporation Act further provides that, unless the articles of incorporation provide otherwise, the vote of the shareholders of a surviving corporation is not required to approve a merger if: (1) the plan of merger does not amend the corporation’s articles of incorporation, and (2) the number of shares of common stock to be issued or transferred in the merger plus the number of shares of common stock into which any other securities to be issued in the merger are convertible within one year does not exceed one-third of the total combined voting power of all classes of stock then entitled to vote for the election of directors that would be outstanding immediately after the merger.

Progress.    The Delaware General Corporation Law generally requires the approval of the Progress board of directors and the holders of at least a majority of the outstanding shares of Progress’s common stock for mergers and consolidations in which Progress is a participating corporation and for sales of all or substantially all of Progress’s assets. The certificate of incorporation of Progress includes a provision which generally requires the affirmative vote of 67% of Progress’s shareholders to approve a merger or consolidation involving Progress or the sale, lease exchange or other disposition of all or substantially all of its assets. This voting requirement is not applicable, however, if the Progress board of directors has approved the transaction by a vote of 67% of the entire board. Progress’s board of directors unanimously approved the proposed merger with FleetBoston and, accordingly, this provision of the Progress certificate of incorporation is not applicable to the matters being acted on at the Progress special meeting.

Conflict of Interest Transactions.

FleetBoston.    As more fully described above, the FleetBoston articles contain certain provisions regarding business combinations with certain persons. See “Selected Provisions in the Articles of FleetBoston.”

Progress.    The Progress certificate of incorporation includes a provision which governs any proposed “business combination” (defined generally to include certain sales, purchases, exchanges, leases, transfers, dispositions or acquisitions of assets, mergers or consolidations, or certain reclassifications of securities of Progress) between Progress or its subsidiaries, on the one hand, and a “related person,” on the other hand. A “related person” is defined generally to include any person, partnership, corporation, group or other entity (other than Progress and its subsidiaries) which is the beneficial owner (as defined) of 10% or more of the shares of Progress entitled to vote generally in an election of directors.

Under the Progress certificate of incorporation, if certain specified conditions are not met, neither Progress nor any of its subsidiaries may become a party to any business combination with a related person without the prior affirmative vote at a meeting of Progress’s shareholders by the holders of at least 80% of all shares outstanding and entitled to vote on the matter (which we refer to in this document as the “voting shares”), voting separately as a class, and by an “independent majority” of shareholders, which is defined to mean the holders of a majority of the outstanding voting shares that are not beneficially owned, directly or indirectly, by a related person. If that approval were obtained, the specific conditions would not have to be met. Those conditions also would not have to be met if Progress’s board of directors approved the business combination at times and by votes specified in the certificate of incorporation. The conditions necessary to avoid the vote of 80% of the outstanding voting shares and of an independent majority of shareholders include conditions providing that, upon consummation of the business combination, the shareholders would receive at least a certain minimum price per share for their shares.

Charter and By-law Amendments.

FleetBoston.    The Rhode Island Business Corporation Act generally provides that an amendment to a corporation’s articles of incorporation requires (1) adoption by the board of directors of a resolution submitting the proposed amendment to the shareholders, and (2) approval by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the matter.

The Rhode Island Business Corporation Act also provides for any class of stock or series to vote as a class on the proposed amendment if the amendment would change the number or par value of the aggregate authorized shares of the affected class. The Rhode Island Business Corporation Act also requires separate class voting if the amendment would, among other things, change the designations, preferences, limitations or relative rights of the affected class, effect an exchange or create a right of exchange of all or any part of the shares of another class into shares of the affected class, or create a new class of shares having rights and preferences prior and superior to the shares of the affected class.

The FleetBoston articles provide that any amendment, alteration, change or repeal of the provisions of the FleetBoston articles relating to directors and business combinations requires the affirmative vote of 80% of the FleetBoston board of directors, a majority of the continuing directors and the affirmative vote of the holders of 80% or more of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting separately as a class.

Under the Rhode Island Business Corporation Act, the board of directors’ authority to adopt, amend or repeal the by-laws of a corporation does not divest or limit the power of shareholders to adopt, amend or repeal the by-laws. The Rhode Island Business Corporation Act provides that any amendment by the board of directors to the by-laws may be subsequently changed by the affirmative vote of holders of a majority of the shares entitled to vote on the matter.

The FleetBoston by-laws may be altered, amended or repealed in whole or in part, and new by-laws may be adopted in whole or in part, only by the affirmative vote of 80% of the FleetBoston board of directors and a majority of the continuing directors or by an affirmative vote of the holders of at least 50% of the FleetBoston common stock represented at a meeting and entitled to vote on the matter.

Progress.    The affirmative vote of a majority of the issued and outstanding voting stock of Progress is required to amend the certificate of incorporation, with the exception of certain sections thereof, including provisions relating to business combinations, which can be amended by a vote of 67% of the whole board of directors, a majority of the continuing directors, as defined, the vote of at least 67% of Progress’s voting shares, and an independent majority of shareholders entitled to vote on the matter.

The Progress by-laws may be altered, amended or repealed or new by-laws adopted by the Progress board of directors at a regular or special meeting upon the affirmative vote of both 67% of the whole board of directors and a majority of the continuing directors, as defined. The bylaws may also be altered, amended or repealed by the shareholders upon the affirmative vote of 67% of the outstanding Progress voting shares and by an independent majority of shareholders.

Special Meetings

FleetBoston.    The Rhode Island Business Corporation Act provides that a special meeting of shareholders may be called by the board of directors or by those persons as may be authorized by the articles of incorporation or by-laws. The FleetBoston by-laws permit special meetings of shareholders to be called by the FleetBoston board of directors pursuant to a resolution adopted by a majority of the FleetBoston board of directors, the Chairman of FleetBoston, or the President of FleetBoston.

Progress.    Special meetings of shareholders of Progress, for any purpose or purposes, may be called only upon the affirmative vote of 67% of the Progress board of directors and may not be called by shareholders of Progress.

Appraisal Rights

FleetBoston.    Under the Rhode Island Business Corporation Act, appraisal rights are available only in connection with:

•	a statutory merger or consolidation, unless the Rhode Island corporation is to be the surviving corporation and no vote of its shareholders is required to approve the merger,

•	acquisitions that require shareholder approval, and

•	sales or exchanges of all or substantially all of the property and assets of a corporation in a transaction requiring shareholder approval.

In addition, unless otherwise provided in the articles of incorporation, no appraisal rights are available to holders of shares of any class of stock that, as of the date fixed to determine the shareholders entitled to receive notice of the proposed transaction, are (1) registered on a national securities exchange or included as national market securities in the National Association of Securities Dealers, Inc.’s automated quotation system, or (2) held of record by not less than 2,000 shareholders.

There are no provisions in the FleetBoston articles providing for appraisal rights.

Progress.    Under the Delaware General Corporation Law, a shareholder of a Delaware corporation such as Progress generally has the right to dissent from a merger or consolidation in which the corporation is participating or a sale of all or substantially all of the assets of the corporation, subject to specified procedural requirements. The Delaware General Corporation Law does not confer appraisal rights, however, if the corporation’s stock is either (1) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (2) held of record by more than 2,000 holders. Even if a corporation’s stock meets the foregoing requirements, however, the Delaware General Corporation Law provides that appraisal rights generally will be permitted if shareholders of the corporation are required to accept for their stock in any merger, consolidation or similar transaction anything other than (1) shares of the corporation surviving or resulting from the transaction, or depository receipts representing shares of the surviving or resulting corporation, or those shares or depository receipts plus cash in lieu of fractional interests, (2) shares of any other corporation, or depository receipts representing shares of the other corporation, or those shares or depository receipts plus cash in lieu of fractional interests, unless those shares or depository receipts are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders, or (3) any combination of the foregoing.

Under the Delaware General Corporation Law, Progress shareholders have no appraisal or dissenters’ rights in connection with the merger.

Provisions Relating to Directors

Number of Directors.

FleetBoston.    Under the Rhode Island Business Corporation Act, a corporation must have a board of directors consisting of at least one director. The FleetBoston articles provide that the FleetBoston board of directors is to consist of 13 members (exclusive of directors to be elected by holders of any one or more series or classes of FleetBoston preferred stock voting separately as a class or classes), unless otherwise determined from time to time by resolution adopted by an affirmative vote of at least 80% of the FleetBoston board of directors and a majority of the continuing directors. Pursuant to an adopted resolution, the number of directors of FleetBoston that may serve is currently fixed at 18.

Progress.    The certificate of incorporation of Progress provides that the number of directors of Progress must be fixed by resolution duly adopted from time to time by a majority of the whole board of directors of Progress. Currently, the number of Progress directors is 11.

Classification.

FleetBoston.    The Rhode Island Business Corporation Act permits classification of the board of directors if the corporate charter so provides. The FleetBoston articles of incorporation and by-laws provide for classification of the FleetBoston board of directors into three classes as nearly equal in number as possible, with each class being elected annually for a three-year term.

Progress.    The Progress certificate of incorporation provides for the division of its board of directors into three classes as nearly equal in number as the total number of directors permits, with each class elected annually for a term of three years and until their successors are elected and qualified.

Shareholder Nominations.

FleetBoston.    Holders of FleetBoston common stock may nominate individuals for election to the FleetBoston board of directors. The procedure for nominations is set forth in the FleetBoston by-laws. The FleetBoston by-laws specify that nominations of individuals for election as directors may be made at a meeting of shareholders by or at the direction of the FleetBoston board of directors, or by any holder of stock entitled to vote on the election of directors that complies with the requisite notice procedure. The notice procedure requires that a shareholder’s nomination of an individual for election as a director must be made in writing and received by the Secretary of FleetBoston not less than 30 days prior to the date of the meeting of shareholders. If, however, FleetBoston gives shareholders fewer than 40 days’ notice or prior public disclosure of the date of the meeting, FleetBoston must receive the shareholder’s nomination notice not later than the close of business on the seventh day following the first to occur of the publication or mailing of the notice of the meeting date.

The FleetBoston by-laws require that a shareholder’s notice to nominate an individual to the FleetBoston board of directors include certain information about the nominee, including the information required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Exchange Act (including an individual’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), together with the name, address, class and number of shares of FleetBoston capital stock beneficially owned by the shareholder giving the notice and by other shareholders known by that shareholder to be supporting the nominee on the date of that shareholder’s notice.

Progress.    The certificate of incorporation of Progress generally provides that shareholders must provide the company with written notice of shareholder nominations for election of directors and shareholder proposals not later than 30 days prior to the date of the scheduled annual meeting. However, if fewer than 21 days’ notice of the meeting is given to shareholders, Progress must receive the written notice not later than the close of the tenth day following the day on which notice of the meeting was mailed to shareholders. Shareholder proposals which are proposed to be included in Progress’s proxy materials must be submitted in accordance with the notice and other requirements of Rule 14a-8 under the Exchange Act. In each case, the shareholder also is required to submit specified information regarding the shareholder and the proposed nominee(s) and/or business to be acted upon at a meeting of shareholders.

Removal of Directors.

FleetBoston.    Under the Rhode Island Business Corporation Act, if the articles of incorporation or by-laws so provide, shareholders may remove a director without cause. However, in the case of a corporation permitting cumulative voting for the election of directors, directors may be removed without cause only if the number of shares voted against removal would not be sufficient to elect the director if voted cumulatively. Under the FleetBoston articles, directors of FleetBoston may only be removed for cause. The FleetBoston articles do not currently provide for cumulative voting. For a discussion of provisions regarding the removal of directors in the FleetBoston articles, see “Selected Provisions in the Articles of FleetBoston.”

Progress.    Directors of Progress may be removed from office only for cause by the affirmative vote of the holders of 67% or more of the outstanding shares of common stock entitled to vote generally in the election of directors. Cause for removal exists only if the director whose removal is proposed either has been convicted of a felony or has been adjudged by a court of competent jurisdiction to be liable for gross negligence or misconduct in the performance of the director’s duty to Progress.

State Anti-Takeover Statutes

FleetBoston.    Pursuant to the Rhode Island Business Combination Act of 1990, a corporation may not engage in any business combination with an “interested shareholder” (generally defined under the Rhode Island Business Combination Act as the beneficial owner of 10% or more of the corporation’s outstanding voting stock or an affiliate of the corporation who, within five years prior to the date in question, was the beneficial owner of 10% or more of the corporation’s outstanding voting stock) for a period of five years following the date the shareholder became an interested shareholder, unless:

•	the board of directors of the corporation approved the business combination or transaction prior to the date the shareholder became an interested shareholder;

•	no earlier than five years after the interested shareholder’s stock acquisition date, holders of two-thirds of the outstanding voting stock, excluding any stock owned by the interested shareholder or any affiliate or associate of the interested shareholder, have approved the business combination at a meeting called for that purpose; or

•	the business combination meets each of the following conditions: (1) the nature, form and adequacy of the consideration to be received by the corporation’s shareholders in the business combination transaction satisfies certain specific enumerated criteria, (2) the holders of all the outstanding shares of stock of the corporation not beneficially owned by the interested shareholder are entitled to receive the specified consideration in the business combination transaction and (3) the interested shareholder may not acquire additional shares of voting stock of the corporation, except in certain specifically identified transactions.

The restrictions prescribed by the Rhode Island Business Combination Act will not be applicable to any business combination:

•	involving a corporation that does not have a class of voting stock registered under the Exchange Act, unless the charter provides otherwise;

•	involving a corporation that did not have a class of voting stock registered under the Exchange Act at the time the corporation’s articles of incorporation was amended to provide that the corporation is to be subject to these statutory restriction provisions and the interested shareholder’s stock acquisition date is prior to the effective date of the articles of incorporation amendment;

•	involving a corporation whose original charter contains a provision expressly electing not to be subject to these statutory restrictions or that adopted an amendment expressly electing not to be subject to these statutory restrictions either to its by-laws prior to March 31, 1991, or to its articles of incorporation if the articles of incorporation amendment is approved by the affirmative vote of holders, other than the interested shareholders and their affiliates and associates, of two-thirds of the outstanding voting stock, excluding the voting stock of the interested shareholder. However, this amendment to the articles of incorporation will not be effective until 12 months after the vote of the shareholders and will not apply to any business combination of the corporation with an interested shareholder whose stock acquisition date is on or prior to the effective date of the amendment; or

•	involving a corporation with an interested shareholder that became an interested shareholder inadvertently if the interested shareholder divests itself of that number of shares so that it is no longer the beneficial owner of 10% of the outstanding voting stock and, but for the inadvertent ownership, was not an interested shareholder within the five-year period preceding the announcement of the business combination.

The FleetBoston articles and the FleetBoston by-laws do not contain any provisions opting out of the restrictions prescribed by the statute.

Progress.    Section 203 of the Delaware General Corporation Law generally provides that a Delaware corporation such as Progress which has not “opted out” of coverage by this section in the prescribed manner may not engage in any “business combination” with an “interested stockholder” for a period of three years following the date that the stockholder became an “interested stockholder” unless

•	prior to that time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an “interested stockholder;” or

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and shares owned by employee stock ownership plans in which employee participants do not have the right to determine confidentiality whether the shares held subject to the plan will be tendered in a tender offer or exchange offer; or

•	at or subsequent to that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

The three-year prohibition on business combinations with an “interested stockholder” does not apply under certain circumstances, including business combinations with a corporation which does not have a class of voting stock that is

•	listed on a national security exchange;

•	authorized for quotation on the Nasdaq Stock Market; or

•	held of record by more than 2,000 shareholders,

unless in each case this result was directly or indirectly caused by the “interested stockholder” or from a transaction in which a person became an “interested stockholder.”

An “interested stockholder” generally means any person that

•	is the owner of 15% or more of the outstanding voting stock of the corporation; or

•	is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is in “interested stockholder,” and the affiliates and associates of such a person.

The term “business combination” is broadly defined to include a wide variety of transactions, including mergers, consolidations, sales or other dispositions of 10% or more of a corporation’s assets and various other transactions which may benefit an “interested stockholder.”

The merger does not constitute a prohibited business combination under this statute.

RIGHTS OF DISSENTING SHAREHOLDERS

Under the Delaware General Corporation Law, holders of Progress capital stock do not have any appraisal or dissenters’ rights in connection with the merger.

ADJOURNMENT OF THE SPECIAL MEETING

In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the merger agreement at the time of the special meeting, the merger agreement cannot be approved unless the meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Progress at the time of the special meeting to be voted for an adjournment, if necessary, Progress has submitted the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of Progress unanimously recommends that shareholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

LEGAL MATTERS

The validity of the FleetBoston common stock to be issued in connection with the merger will be passed upon for FleetBoston by Edwards & Angell, LLP, 101 Federal Street, Boston, Massachusetts 02110-1800.

EXPERTS

The consolidated financial statements of FleetBoston, incorporated in this proxy statement-prospectus by reference to its Annual Report on Form 10-K for the year ended December 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

The consolidated financial statements of Progress, incorporated in this proxy statement-prospectus by reference to its Annual Report on Form 10-K for the year ended December 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

The consolidated financial statements of Bank of America, incorporated in this proxy statement-prospectus by reference to its Annual Report on Form 10-K for the year ended December 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

SHAREHOLDER PROPOSALS

Progress will hold a 2004 Annual Meeting of Shareholders only if the merger is not completed before the time of the meeting. In the event that this meeting is held, Progress shareholders may submit proposals to be considered for shareholder action at the 2004 Annual Meeting of Shareholders if they do so in accordance with the applicable regulations of the SEC, the applicable provisions of Delaware law and the applicable provisions of the Progress by-laws. Any proposal which a shareholder wishes to have included in Progress’s proxy materials relating to the next annual meeting of shareholders of Progress must be received at Progress’s principal executive offices, 4 Sentry Parkway, Suite 200, P.O. Box 3036, Blue Bell, Pennsylvania 19422-0764, Attention: Eric J. Morgan, Corporate Secretary, no later than November 26, 2003. If such proposal is in compliance with all of the requirements of Rule 14a-8 under the Exchange Act, it will be included in the proxy statement and set forth on the form of proxy issued for such annual meeting of shareholders. It is urged that any such proposals be sent certified mail, return receipt requested.

Shareholder proposals which are not submitted for inclusion in Progress’s proxy materials pursuant to Rule 14a-8 under the Exchange Act may be brought before an annual meeting pursuant to Section 8.9 of the Progress certificate of incorporation, which provides that business at an annual meeting of shareholders must be:

•	specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors; or

•	otherwise properly brought before the meeting by a shareholder.

For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of Progress. To be timely, a shareholder’s notice must be delivered to or mailed and received at Progress’s principal executive offices not less than 30 days prior to the annual meeting. A shareholder’s notice must set forth as to each matter the shareholder proposes to bring before an annual meeting:

•	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

•	the name and address, as they appear on Progress’s books, of the shareholder proposing such business and any other shareholders known by the shareholder to be supporting such proposal;

•	the class and number of shares of Progress common stock which are beneficially owned by the shareholder, and by any other shareholders known by the shareholder to be supporting such proposal; and

•	any financial interest of the shareholder in such business.

OTHER MATTERS

As of the date of this proxy statement-prospectus, the Progress board of directors knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement-prospectus. If any other matters do properly come before the special meeting or any adjournments or postponements of the special meeting and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals named as proxies to vote the shares represented by that proxy as to any of those other matters. However, proxies that indicate a vote against approval of the merger agreement will not be voted in favor of any adjournment or postponement of the special meeting to solicit additional proxies to approve the merger agreement. The individuals named as proxies intend to vote in accordance with the recommendation of the board of directors of Progress.

WHERE YOU CAN FIND MORE INFORMATION

FleetBoston has filed with the SEC a registration statement under the Securities Act that registers the distribution to Progress shareholders of the shares of FleetBoston common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about FleetBoston and FleetBoston common stock. The rules and regulations of the SEC allow FleetBoston to omit certain information included in the registration statement from this proxy statement-prospectus.

In addition, FleetBoston, Progress and Bank of America file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like FleetBoston, Progress and Bank of America who file electronically with the SEC. The address of that site is http://www.sec.gov. FleetBoston’s, Progress’s and Bank of America’s SEC filings are also available on the investor relations sections of their respective websites. The addresses of those sites are http://www.fleet.com for FleetBoston, http://www.progressbank.com for Progress and http://www.bankofamerica.com for Bank of America. We have included the web addresses of the SEC, FleetBoston, Progress and Bank of America as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.

You can also inspect reports, proxy statements and other information about FleetBoston at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and the Boston Stock Exchange, 100 Franklin Street, Boston, Massachusetts 02110, about Progress at The Nasdaq Stock Market, 1801 K Street, N.W., Washington, D.C. 20006 and about Bank of America at the New York Stock Exchange.

The SEC allows FleetBoston and Progress to “incorporate by reference” information into this proxy statement-prospectus. This means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement-prospectus, except for any information that is superseded by information that is included directly in this document or in a more recent incorporated document.

This proxy statement-prospectus incorporates by reference the documents listed below that have previously been filed with the SEC. They contain important information about FleetBoston, Progress and Bank of America and their financial condition. This incorporation by reference shall not be deemed to incorporate by reference any information furnished pursuant to Item 9 or Item 12 of any current report on Form 8-K, unless specifically provided in such report.

FleetBoston SEC Filings	Period
Annual Report on Form 10-K for:	Year ended December 31, 2002, as filed on March 5, 2003

Quarterly Reports on Form 10-Q for:	• Quarter ended March 31, 2003, as filed on May 15, 2003
• Quarter ended June 30, 2003, as filed on August 13, 2003
• Quarter ended September 30, 2003, as filed on November 13, 2003

FleetBoston SEC Filings	Period
The description of FleetBoston common stock set forth in the FleetBoston registration statement filed by Industrial National Corporation (predecessor to FleetBoston) on Form 8-B dated May 29, 1970, and the description of the preferred share purchase rights set forth in the FleetBoston registration statement on Form 8-A dated November 7, 2000, and any amendment or report filed for the purpose of updating those descriptions.

Current Reports on Form 8-K filed:	• January 10, 2003
• January 16, 2003
• February 18, 2003
• April 16, 2003
• July 16, 2003
• July 31, 2003
• October 16, 2003
• October 28, 2003
• December 8, 2003

Progress SEC Filings	Period
Annual Report on Form 10-K for:	Year ended December 31, 2002, as filed on March 21, 2003

Quarterly Reports on Form 10-Q for:	• Quarter ended March 31, 2003, as filed on May 12, 2003
• Quarter ended June 30, 2003, as filed on August 13, 2003
• Quarter ended September 30, 2003, as filed on November 13, 2003

The description of Progress common stock set forth in the Progress registration statement on Form S-1 filed under the Securities Act on March 8, 1993 including any amendment or report filed with the SEC for the purpose of updating those descriptions.

Current Reports on Form 8-K filed:

• January 22, 2003
• February 28, 2003
• February 28, 2003
• April 24, 2003 (as amended)
• May 5, 2003
• July 23, 2003
• July 25, 2003
• September 3, 2003
• September 16, 2003 (as amended)
• October 21, 2003

Bank of America SEC Filings	Period

Annual Report on Form 10-K for:	Year ended December 31, 2002, as filed on March 3, 2003

Quarterly Reports on Form 10-Q for:	• Quarter ended March 31, 2003, as filed on May 13, 2003 • Quarter ended June 30, 2003, as filed on August 7, 2003 • Quarter ended September 30, 2003, as filed on November 10, 2003

The description of Bank of America common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act, as modified on Bank of America’s current report on Form 8-K dated September 28, 1998.

Current Reports on Form 8-K filed:

•      January 15, 2003

•      January 23, 2003

•      March 3, 2003

•      March 5, 2003

•      March 31, 2003

•      April 14, 2003

•      April 30, 2003

•      July 14, 2003

•      July 23, 2003

•      October 14, 2003

•      October 14, 2003

•      October 21, 2003

•      October 27, 2003

•      October 28, 2003

•      November 5, 2003

•      November 20, 2003

•      December 2, 2003

•      December 5, 2003

•      December 10, 2003

FleetBoston, Progress and Bank of America incorporate by reference additional documents that FleetBoston, Progress or Bank of America may file with the SEC between the date of this proxy statement-prospectus and the date of the special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. This incorporation by reference shall not be deemed to incorporate by reference any information furnished pursuant to Item 9 or Item 12 of any current report on Form 8-K, unless specifically provided in such report.

You can obtain any of the documents incorporated by reference in this document through FleetBoston, Progress or Bank of America, as the case may be, or from the SEC through the SEC’s website at the address described above. Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement-prospectus. You can obtain documents incorporated by reference in this proxy statement-prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

FleetBoston Investor Relations Department FleetBoston Financial Corporation 100 Federal Street P.O. Box 2016, MA DE 10032F Boston, Massachusetts 02106-2106 (617) 434-7858	Progress Corporate Secretary 4 Sentry Parkway Suite 200 Blue Bell, Pennsylvania 19422-0764 (610) 825-8800	Bank of America Corporation Bank of America Corporate Center Charlotte, North Carolina 28255 Investor Relations Telephone: (704) 386-5681

If you would like to request documents, please do so by January 12, 2004 to receive them before the special meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this proxy statement-prospectus or in any of the materials that we have incorporated into this proxy statement-prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

FORWARD-LOOKING STATEMENTS

This proxy statement-prospectus, including information included or incorporated by reference in this document, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of FleetBoston and Progress, as well as certain information relating to the merger and the Bank of America/FleetBoston merger, including, without limitation:

•	statements relating to the cost savings and accretion to reported earnings estimated to result from the merger and the Bank of America/FleetBoston merger;

•	statements relating to revenues of the combined company after the merger and the Bank of America/FleetBoston merger;

•	statements relating to the restructuring charges estimated to be incurred in connection with the merger and the Bank of America/FleetBoston merger; and

•	statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “estimates” or similar expressions.

These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	the Bank of America/FleetBoston merger does not occur, or does not close during the expected time frame;

•	expected cost savings from the merger or the Bank of America/FleetBoston merger may not be fully realized or realized within the expected time frame;

•	revenues following the merger or the Bank of America/FleetBoston merger may be lower than expected;

•	costs or difficulties related to the integration of the businesses of FleetBoston and Progress or the businesses of Bank of America and FleetBoston may be greater than expected;

•	general political and economic conditions, either domestically or internationally, may be less favorable than expected;

•	Latin America may continue to be subject to economic, political and social uncertainties;

•	credit quality may be less favorable than expected, resulting in an increase in the levels of the provision for credit losses, nonperforming assets, net charge-offs and reserve for credit losses of the combined FleetBoston/Progress or the combined Bank of America/FleetBoston;

•	domestic commercial loan demand may continue to be weak, adversely affecting the corporate lending activities of the combined FleetBoston/Progress or the combined Bank of America/FleetBoston;

•	global capital markets may continue to exhibit weakness, adversely affecting the principal investing and other capital markets-related businesses of the combined FleetBoston/Progress or the combined Bank of America/FleetBoston and the asset management and brokerage businesses of the combined FleetBoston/Progress or the combined Bank of America/FleetBoston, as well as the availability and terms of funding necessary to meet the liquidity needs of the combined FleetBoston/Progress or the combined Bank of America/FleetBoston;

•	customer borrowing, repayment, investment and deposit practices may be less favorable than expected;

•	interest rate and currency fluctuations, equity and bond market fluctuations and inflation may be greater than expected;

•	the mix of interest rates and maturities of interest earning assets and interest bearing liabilities of the combined FleetBoston/Progress or the combined Bank of America/FleetBoston may be less favorable than expected;

•	competitive product and pricing pressures within markets of the combined FleetBoston/Progress or the combined Bank of America/FleetBoston may increase significantly;

•	legislative or regulatory developments, including changes in laws or regulations concerning taxes, banking, securities, reserve methodologies, deposit insurance, capital requirements and risk-based capital guidelines and other aspects of the financial services industry may adversely affect the business of the combined FleetBoston/Progress or the combined Bank of America/FleetBoston;

•	changes in accounting rules, policies, practices and procedures may adversely affect financial results of the combined FleetBoston/Progress or the combined Bank of America/FleetBoston;

•	legal and regulatory proceedings and related matters with respect to the financial services industry, including those directly involving Bank of America, FleetBoston or Progress and their respective subsidiaries, may adversely affect the business of the combined FleetBoston/Progress or the combined Bank of America/FleetBoston;

•	instruments and strategies used to hedge or otherwise manage exposure to various types of market and credit risk may be less effective than expected; and

•	terrorist activities or other hostilities, including geopolitical stresses in the Middle East and other areas, may adversely affect the business of the combined FleetBoston/Progress or the combined Bank of America/FleetBoston.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. Progress stockholders are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement-prospectus or the date of any document incorporated by reference in this proxy statement-prospectus.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement-prospectus and attributable to FleetBoston or Progress or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, FleetBoston and Progress undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

BANK OF AMERICA/FLEETBOSTON UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information and explanatory notes present how the combined financial statements of Bank of America and FleetBoston might have appeared had the businesses actually been combined at the beginning of the period presented. The unaudited pro forma condensed combined financial information shows the impact of the merger of Bank of America and FleetBoston on the companies’ respective historical financial positions and results of operations under the purchase method of accounting with Bank of America treated as the acquirer. Under this method of accounting, the assets and liabilities of FleetBoston will be recorded by Bank of America at their estimated fair values as of the date the Bank of America/FleetBoston merger is completed. The unaudited pro forma condensed combined financial information combines the historical financial information of Bank of America and FleetBoston as of and for the nine months ended September 30, 2003 and for the year ended December 31, 2002. The unaudited pro forma condensed combined balance sheet as of September 30, 2003 assumes the Bank of America/FleetBoston merger was completed on that date. The unaudited pro forma condensed combined statements of income give effect to the Bank of America/FleetBoston merger as if that merger had been completed on January 1, 2002.

The Bank of America/FleetBoston merger agreement was announced on October 27, 2003 and provides for each outstanding share of FleetBoston common stock other than shares beneficially owned by FleetBoston and Bank of America to be converted into the right to receive 0.5553 of a share of Bank of America common stock. Shares of FleetBoston preferred stock will be converted on a one-for-one basis into Bank of America preferred stock having the same terms (to the fullest extent possible) as the corresponding FleetBoston preferred stock, except in the case of shares held by preferred stockholders who validly perfect dissenters’ appraisal rights. The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of both Bank of America and FleetBoston which are incorporated in this document by reference. See “Where You Can Find More Information” on page 80.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined companies had the companies actually been combined at the beginning of each period presented and had the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors, been considered. As explained in more detail in the notes to the unaudited pro forma condensed combined financial information, the allocation by Bank of America of the purchase price reflected in the pro forma condensed combined financial information is subject to adjustment.

Bank of America/FleetBoston

Pro Forma Condensed Combined Balance Sheet

(unaudited)

The following preliminary unaudited pro forma condensed combined balance sheet combines the historical balance sheets of Bank of America and FleetBoston assuming the companies had been combined on September 30, 2003, on a purchase accounting basis.

	September 30, 2003
(Dollars in millions)	Bank of America	FleetBoston	Pro Forma Adjustments (1)				Bank of America FleetBoston Combined
Assets
Cash and cash equivalents	$22,142	$7,050	$				$29,192
Time deposits placed and other short-term investments	6,881	3,151					10,032
Federal funds sold and securities purchased under agreements to resell	67,729	3,914					71,643
Trading account assets	65,339	4,151					69,490
Securities	64,885	30,844		(19)	(A	)	95,710
Loans and leases	373,098	126,344		—	(B	)	499,442
Allowance for credit losses	(6,716)	(3,128)					(9,844)

Loans and leases, net of allowance for credit losses	366,382	123,216					489,598

Premises and equipment, net	5,956	2,415		(413)	(C	)	7,958
Goodwill	11,456	4,272		(4,272)	(D	)	44,078
				32,622	(D	)
Core deposit intangibles and other intangibles	966	288		(288)	(E	)	5,326
				4,360	(E	)
Other assets	125,352	17,097		(1,252)	(F	)	141,197

Total assets	$737,088	$196,398		$30,738			$964,224

Liabilities
Deposits in domestic offices:
Noninterest-bearing	$122,669	$32,377	$				$155,046
Interest-bearing	257,586	88,610		295	(G	)	346,491
Deposits in foreign offices:
Noninterest-bearing	2,650	2,005					4,655
Interest-bearing	25,605	9,523					35,128

Total deposits	408,510	132,515		295			541,320

Federal funds purchased and securities sold under agreements to repurchase	79,775	6,584					86,359
Trading account liabilities	29,744	2,384					32,128
Commercial paper and other short-term borrowings	41,739	7,758					49,497
Accrued expenses and other liabilities	60,413	13,213		1,270	(H	)	75,068
				249	(H	)
				(77)	(H	)
Long-term debt	66,462	16,350		1,077	(I	)	83,889

Total liabilities	686,643	178,804		2,814			868,261

Shareholders’ equity
Preferred stock	55	271					326
Common stock	15	4,029		(4,029)	(J	)	46,062
				46,047	(J	)
Retained earnings	52,320	14,504		(14,504)	(J	)	51,520
				(800)	(K	)
Accumulated other comprehensive income (loss)	(1,776)	109		(109)	(J	)	(1,776)
Other	(169)	(1,319)		1,319	(J	)	(169)

Total shareholders’ equity	50,445	17,594		27,924			95,963

Total liabilities and shareholders’ equity	$737,088	$196,398		$30,738			$964,224

(1)	See Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Bank of America/FleetBoston

Pro Forma Condensed Combined Statement of Income

(unaudited)

The following preliminary unaudited pro forma condensed combined statement of income combines the historical statements of income of Bank of America and FleetBoston assuming the companies had been combined on January 1, 2002, on a purchase accounting basis.

	For the Nine Months Ended September 30, 2003
(Dollars in millions, except per share information)	Bank of America Corporation	FleetBoston	Pro Forma Adjustments (1)			Bank of America FleetBoston Combined
Interest income
Interest and fees on loans and leases	$16,088	$5,540	$—	(B	)	$21,628
Interest and dividends on securities	2,412	976				3,388
Trading account assets	3,024	31				3,055
Other interest income	2,051	331				2,382

Total interest income	23,575	6,878				30,453

Interest expense
Deposits	3,730	1,056				4,786
Short-term borrowings	1,414	292				1,706
Long-term debt	1,584	760	(137)	(I	)	2,207
Other interest expense	969	34				1,003

Total interest expense	7,697	2,142	(137)			9,702

Net interest income	15,878	4,736	137			20,751
Noninterest income
Service charges	4,182	1,170				5,352
Investment and brokerage services	1,737	1,120				2,857
Investment banking income	1,278	175				1,453
Card income	2,237	461				2,698
Other income	2,945	668				3,613

Total noninterest income	12,379	3,594				15,973

Total revenue	28,257	8,330	137			36,724
Provision for credit losses	2,256	830				3,086
Gains on sales of securities	802	104				906
Noninterest expense
Personnel	7,749	2,507	(20)	(L	)	10,236
Occupancy	1,492	388	(19)	(C	)	1,861
Equipment	789	339	(25)	(C	)	1,103
Other general operating	4,815	1,544	(70)	(M	)	6,761
			472	(E	)

Total noninterest expense	14,845	4,778	338			19,961

Income from continuing operations before income taxes	11,958	2,826	(201)			14,583
Applicable income tax expense	3,874	1,003	(74)	(N	)	4,803

Income from continuing operations	$8,084	$1,823	$(127)			$9,780

Income from continuing operations available to common shareholders	$8,081	$1,809	$(127)			$9,763

Per common share information
Earnings per share-continuing operations	$5.41	$1.73				$4.70

Diluted earnings per share-continuing operations	$5.31	$1.72				$4.64

Dividends paid	$2.08	$1.05				$2.08

Average common shares issued and outstanding (in thousands)	1,494,369	1,047,500	(465,823)	(O	)	2,076,046

Average diluted common shares issued and outstanding (in thousands)	1,523,523	1,050,700	(467,246)	(O	)	2,106,977

(1)	See Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Bank of America/FleetBoston

Pro Forma Condensed Combined Statement of Income

(unaudited)

The following preliminary unaudited pro forma condensed combined statement of income combines the historical statements of income of Bank of America and FleetBoston assuming the companies had been combined on January 1, 2002, on a purchase accounting basis.

	For the Year Ended December 31, 2002
(Dollars in millions, except per share information)	Bank of America Corporation	FleetBoston	Pro Forma Adjustments (1)		Bank of America FleetBoston Combined
Interest income
Interest and fees on loans and leases	$22,030	$8,168	$—	(B)	$30,198
Interest and dividends on securities	4,035	1,422			5,457
Trading account assets	3,811	49			3,860
Other interest income	2,285	463			2,748

Total interest income	32,161	10,102			42,263

Interest expense
Deposits	5,434	2,072			7,506
Short-term borrowings	2,089	417			2,506
Long-term debt	2,455	1,148	(230)	(I)	3,373
Other interest expense	1,260	45			1,305

Total interest expense	11,238	3,682	(230)		14,690

Net interest income	20,923	6,420	230		27,573
Noninterest income
Service charges	5,276	1,533			6,809
Investment and brokerage services	2,237	1,559			3,796
Investment banking income	1,545	188			1,733
Card income	2,620	785			3,405
Other income	1,893	965			2,858

Total noninterest income	13,571	5,030			18,601

Total revenue	34,494	11,450	230		46,174
Provision for credit losses	3,697	2,760			6,457
Gains on sales of securities	630	6			636
Noninterest expense
Personnel	9,682	3,255	(27)	(L)	12,910
Occupancy	1,780	504	(25)	(C)	2,259
Equipment	1,124	478	(33)	(C)	1,569
Other general operating	5,850	2,167	(93)	(M)	8,609
			685	(E)

Total noninterest expense	18,436	6,404	507		25,347

Income from continuing operations before income taxes	12,991	2,292	(277)		15,006
Applicable income tax expense	3,742	768	(102)	(N)	4,408

Income from continuing operations	$9,249	$1,524	$(175)		$10,598

Income from continuing operations available to common shareholders	$9,244	$1,506	$(175)		$10,575

Per common share information
Earnings per share-continuing operations	$6.08	$1.44			$5.03

Diluted earnings per share-continuing operations	$5.91	$1.44			$4.93

Dividends paid	$2.44	$1.40			$2.44

Average common shares issued and outstanding (in thousands)	1,520,042	1,045,300	(464,845)	(O)	2,100,497

Average diluted common shares issued and outstanding (in thousands)	1,565,467	1,048,700	(466,357)	(O)	2,147,810

(1)	See Notes to Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

Note 1 — Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information related to the Bank of America/FleetBoston merger is included for the year ended December 31, 2002 and as of and for the nine months ended September 30, 2003. The pro forma adjustments included herein reflect the conversion of FleetBoston common stock into Bank of America common stock using an exchange ratio of 0.5553 of a share of Bank of America common stock for each of the 1,052,600,000 shares of FleetBoston common stock outstanding at September 30, 2003 and $1.11 billion for the approximately 96 million shares of FleetBoston common stock issuable under outstanding stock options that will convert into Bank of America stock options. The estimated purchase price of $46.05 billion, which includes the value of stock options, is based on a per share price for Bank of America common stock of $76.88, which was the average of the closing prices of Bank of America common stock for the period commencing two trading days before, and ending two trading days after, October 27, 2003, the date of the Bank of America/FleetBoston merger agreement.

The Bank of America/FleetBoston merger will be accounted for using the purchase method of accounting with Bank of America the acquirer; accordingly, Bank of America’s cost to acquire FleetBoston will be allocated to the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of FleetBoston at their respective fair values on the date the Bank of America/FleetBoston merger is completed.

The unaudited pro forma condensed combined financial information includes adjustments estimated by Bank of America to record the assets and liabilities of FleetBoston at their respective fair values and represents Bank of America’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed by Bank of America. The final allocation of the purchase price will be determined after the Bank of America/FleetBoston merger is completed and after completion of a final analysis by Bank of America to determine the fair values of FleetBoston’s tangible, and identifiable intangible, assets and liabilities as of the completion date. Accordingly, the final purchase accounting adjustments and restructuring charges may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the fair value of the net assets, commitments, executory contracts and other items of FleetBoston as compared to the information shown in this document may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities.

The unaudited pro forma condensed combined balance sheet includes an anticipated $1.27 billion, $800 million after-tax, charge for restructuring existing Bank of America operations and merger-related charges assumed in conjunction with the Bank of America/FleetBoston merger. Estimates related to restructuring and merger-related charges are subject to final decisions related to combining the two companies. The unaudited pro forma condensed combined financial information does not reflect any asset impairments or accrued liabilities resulting from the restructuring of FleetBoston’s operations, as Bank of America has not completed the process of assessing desired restructuring activities. When these amounts, if any, are determined, they will be recorded as a purchase accounting adjustment under GAAP.

Certain amounts in the historical consolidated financial statements of FleetBoston have been reclassified to conform with Bank of America’s historical financial information presentation. Discontinued operations reported in FleetBoston’s historical consolidated statements of income have been excluded. The unaudited pro forma condensed combined financial information presented in this document does not necessarily indicate the results of operations or the combined financial position that would have resulted had the Bank of America/FleetBoston merger been completed at the beginning of the applicable period presented, nor is it indicative of the results of operations in future periods or the future financial position of the combined company.

Note 2 — Pro Forma Adjustments

The unaudited pro forma condensed combined financial information for the Bank of America/FleetBoston merger includes the pro forma balance sheet as of September 30, 2003 assuming the Bank of America/FleetBoston merger was completed on September 30, 2003. The pro forma income statements for the nine months ended September 30, 2003 and the year ended December 31, 2002 were prepared assuming the Bank of America/FleetBoston merger was completed on January 1, 2002.

The unaudited pro forma condensed combined financial information reflects the issuance of 584,509,000 shares of Bank of America common stock with an aggregate value of $44.94 billion and the conversion of approximately 96 million FleetBoston stock options with a value of approximately $1.11 billion at September 30, 2003. Common stock issued in the exchange was valued using the methodology discussed in Note 1 above.

Substantially all of the FleetBoston stock options vest upon completion of the Bank of America/FleetBoston merger and will be converted into Bank of America stock options. The fair value of the Bank of America options that will be issued in exchange for the FleetBoston options was estimated by Bank of America using a Black-Scholes option pricing model. Option pricing models require the use of highly subjective assumptions including expected stock price and volatility that when changed can materially affect fair value estimates. Accordingly, the model does not necessarily provide for a reliable single measure of the fair value of employee stock options. The more significant assumptions used by Bank of America in estimating the fair value of the Bank of America stock options to be issued in the exchange for FleetBoston stock options included a risk-free interest rate of 4.07%, a dividend yield of 4.70%, a weighted average expected life of three years and volatility of 26.57%. The three-year term was based on the weighted average expected term to expiration of these options.

The allocation of the purchase price follows:

(Dollars in millions)	September 30, 2003

Purchase Price
FleetBoston common stock outstanding (in thousands)	1,052,600
Exchange ratio	0.5553

Total Bank of America Common Stock to be issued (in thousands)	584,509
Purchase price per Bank of America common share	$76.88

		$44,937
Fair value of outstanding employee and non-employee stock options		1,110

Total purchase price		$46,047
Net assets acquired
FleetBoston stockholders’ equity	$17,594
FleetBoston preferred stock converted to Bank of America preferred stock	(271)
FleetBoston goodwill and other intangible assets	(4,560)
Estimated adjustments to reflect assets acquired at fair value:
Securities	(19)
Premises and equipment	(413)
Identified intangibles	4,360
Other assets	(1,252)
Estimated amounts allocated to liabilities assumed at fair value:
Deposits	(295)
Personnel related liabilities	(249)
Deferred income taxes	(393)
Long-term debt	(1,077)

	(13,425)
Goodwill resulting from merger		$32,622

The pro forma adjustments estimated by Bank of America and included in the unaudited pro forma condensed combined financial information are as follows:

(A)	Adjustment to fair-value the securities portfolio.

(B)	FleetBoston’s loans and leases, including the credit card portfolio, are subject to adjustment to their respective fair values. Pending the completion of Bank of America’s analysis, no pro forma adjustments are included herein for these items.

(C)	Adjustment to fair-value owned real estate, leased property and related improvements, signage and computer equipment. The effect of these adjustments is to reduce occupancy costs by $19 million and $25 million and equipment costs by $25 million and $33 million for the nine months ended September 30, 2003 and the twelve months ended December 31, 2002, respectively.

(D)	Adjustment to write off historical FleetBoston goodwill and record goodwill created as a result of the Bank of America/FleetBoston merger.

(E)	Adjustment to write off historical FleetBoston intangible assets (other than goodwill) and to record intangible assets (other than goodwill) resulting from the Bank of America/FleetBoston merger based on estimated fair values. The nature, amount and amortization method of various possible identified intangibles are being studied by Bank of America. The adjustments reflected herein are based on current assumption and valuations, which are subject to change. Material changes are possible when Bank of America’s analysis is completed. The impact of these adjustments is to increase other general operating expenses by $472 million and $685 million for the nine months ended September 30, 2003 and the twelve months ended December 31, 2002, respectively.

(F)	Adjustments to fair-value other assets including pre-paid pension asset, computer software, deferred costs and other miscellaneous items.

(G)	Adjustment to fair-value fixed-rate deposit liabilities based on current interest rates for similar instruments.

(H)	Adjustment to accrued expenses and other liabilities consists primarily of the $1.27 billion, pre-tax, restructuring charge; $249 million to reflect the fair value of pension liabilities and current interest rate adjustments to deferred compensation plans; and a reduction of $77 million for deferred tax assets, net of deferred tax liabilities, resulting from the pro forma adjustments. Deferred taxes were recorded using Bank of America’s statutory rate of 36.9%.

(I)	Adjustment to fair-value outstanding long-term debt instruments. The impact of the adjustment was to decrease interest expense by approximately $137 million and $230 million for the nine months ended September 30, 2003 and the twelve months ended December 31, 2002, respectively.

(J)	Adjustment to eliminate FleetBoston’s historical shareholders’ equity, except for the preferred stock which is expected to be converted on a one-for-one basis into Bank of America preferred stock. Additionally, the adjustment reflects the issuance of Bank of America common stock and the conversion of FleetBoston stock options into Bank of America stock options.

(K)	Adjustment to recognize the impact of the $1.27 billion pre-tax, $800 million after-tax, restructuring charge discussed in Note 1.

(L)	Adjustment of fixed-rate deferred compensation plans to current interest rates discussed in (H) above.

(M)	Adjustment to reverse amortization of intangible assets recorded in FleetBoston’s historical financial statements.

(N)	Adjustment to record the tax effect of the pro forma adjustments using Bank of America’s statutory tax rate of 36.9%.

(O)	Weighted average shares were calculated using the historical weighted average shares outstanding of Bank of America and FleetBoston, adjusted using the exchange ratio, to the equivalent shares of Bank of America common stock, for the year ended December 31, 2002 and the nine months ended September 30, 2003. Earnings per share data have been computed based on the combined historical income of Bank of America, income from continuing operations for FleetBoston and the impact of purchase accounting adjustments.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

FLEETBOSTON FINANCIAL CORPORATION

AND

PROGRESS FINANCIAL CORPORATION

DATED AS OF

August 27, 2003

ARTICLE I	THE MERGER	A-1

1.1	The Merger and the Bank Merger	A-1

1.2	Effective Time	A-1

1.3	Effects of the Merger	A-1

1.4	Conversion of Progress Common Stock	A-2

1.5	Options; Restricted Stock	A-3

1.6	FleetBoston Common Stock	A-3

1.7	Articles of Incorporation	A-4

1.8	By-Laws	A-4

1.9	Directors and Officers	A-4

1.10	Tax Consequences	A-4

ARTICLE II	EXCHANGE PROCEDURES	A-4

2.1	FleetBoston to Make Shares and Funds Available	A-4

2.2	Exchange	A-4

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF PROGRESS	A-5

3.1	Corporate Organization, Standing and Corporate Power	A-5

3.2	Capitalization, Subsidiaries and Affiliates	A-6

3.3	Authority; No Violation	A-7

3.4	Consents and Approvals	A-8

3.5	Financial Statements; Reports; Books and Records	A-9

3.6	Loans; Transactions with Affiliates	A-10

3.7	Broker’s Fees	A-11

3.8	Absence of Certain Changes or Events; Undisclosed Liabilities	A-11

3.9	Legal Proceedings	A-11

3.10	Taxes and Tax Returns	A-11

3.11	Employee Benefit Plans	A-13

3.12	Certain Contracts	A-14

3.13	Derivative Transactions	A-15

3.14	Agreements with Regulatory Agencies	A-15

3.15	Environmental Matters	A-15

3.16	Tangible Properties and Assets	A-16

3.17	Intellectual Property	A-17

3.18	Insurance	A-17

3.19	Compliance with Applicable Laws	A-18

3.20	Fairness Opinion	A-18

3.21	Progress Information	A-18

3.22	Labor and Employment Matters	A-19

3.23	Disclosure Controls and Procedures	A-19

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF FLEETBOSTON	A-19

4.1	Corporate Organization	A-19

4.2	Capitalization	A-20

4.3	Authority; No Violation	A-20

4.4	Consents and Regulatory Approvals	A-21

4.5	Financial Statements; Reports; Books and Records	A-22

4.6	Broker’s Fees	A-23

4.7	Absence of Certain Changes or Events; Undisclosed Liabilities	A-23

4.8	Agreements with Regulatory Agencies	A-23

4.9	Legal Proceedings	A-23

4.10	Taxes and Tax Returns	A-23

4.11	Employee Benefit Plans	A-24

4.12	Compliance with Applicable Laws	A-24

4.13	Certain Tax Matters	A-25

4.14	Environmental Liability	A-25

4.15	FleetBoston Information	A-25

4.16	Disclosure Controls and Procedures	A-25

ARTICLE V	COVENANTS RELATING TO CONDUCT OF BUSINESS	A-26

5.1	Covenants of Progress	A-26

5.2	Covenants of FleetBoston	A-28

ARTICLE VI	ADDITIONAL AGREEMENTS	A-29

6.1	Regulatory Matters	A-29

6.2	No Solicitation by Progress	A-30

6.3	Access to Information	A-31

6.4	Shareholder Meeting	A-31

6.5	Legal Conditions to Merger	A-32

6.6	Employees	A-32

6.7	Indemnification	A-33

6.8	Subsequent Interim and Annual Financial Statements	A-35

6.9	Additional Agreements	A-35

6.10	Advice of Changes	A-35

6.11	Current Information	A-36

6.12	Execution and Authorization of Bank Merger Agreement	A-36

6.13	Transaction Expenses of Progress	A-36

6.14	Affiliates	A-36

6.15	Dividends	A-36

6.16	Certain Modifications; Restructuring Charges	A-37

6.17	Section 16 Matters	A-37

6.18	Transition	A-37

6.19	Termination of Employee Stock Purchase Plan	A-37

6.20	Accountant’s Comfort Letter	A-38

6.21	Termination of Agent Bank Agreement	A-38

ARTICLE VII	CONDITIONS PRECEDENT	A-38

7.1	Conditions to Each Party’s Obligation To Effect the Merger	A-38

7.2	Conditions to Obligations of FleetBoston	A-39

7.3	Conditions to Obligations of Progress	A-40

ARTICLE VIII	TERMINATION AND AMENDMENT	A-41

8.1	Termination	A-41

8.2	Effect of Termination; Breakup Fee	A-42

8.3	Amendment	A-43

8.4	Extension; Waiver	A-43

ARTICLE IX	GENERAL PROVISIONS	A-43

9.1	Closing	A-43

9.2	Nonsurvival of Representations, Warranties and Agreements	A-43

9.3	Expenses	A-43

9.4	Notices	A-44

9.5	Interpretation	A-44

9.6	Counterparts	A-45

9.7	Entire Agreement	A-45

9.8	Governing Law	A-45

9.9	Enforcement of Agreement	A-45

9.10	Severability	A-45

9.11	Publicity	A-45

9.12	Assignment; Limitation of Benefits	A-46

9.13	Additional Definitions	A-46

Index of Defined Terms		A-49

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 27, 2003 (this “Agreement”), is entered into by and between FleetBoston Financial Corporation (“FleetBoston”), a Rhode Island corporation, and Progress Financial Corporation (“Progress”), a Delaware corporation.

WHEREAS, the Boards of Directors of FleetBoston and Progress have determined that it is in the best interests of their respective companies and shareholders to consummate the business combination transaction provided for herein in which Progress, subject to the terms and conditions set forth herein, will combine in a merger (the “Merger”) with and into FleetBoston, with FleetBoston being the Surviving Corporation (as defined in Section 1.1);

WHEREAS, prior to the consummation of the Merger, FleetBoston and Progress will respectively cause their subsidiaries, Fleet National Bank (“Fleet National Bank”), a national banking association and a wholly-owned subsidiary of FleetBoston, and Progress Bank (“Progress Bank”), a federally-chartered savings bank and a wholly-owned subsidiary of Progress, to enter into a merger agreement, in the form attached hereto as Exhibit A (the “Bank Merger Agreement”), providing for the merger (the “Bank Merger”) of Progress Bank with and into Fleet National Bank, and it is intended that the Bank Merger be consummated immediately following the consummation of the Merger; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1    The Merger and the Bank Merger.

(a)    Subject to the terms and conditions of this Agreement, in accordance with the Rhode Island Business Corporation Act (the “RIBCA”) and the Delaware General Corporation Law (the “DGCL”), at the Effective Time (as defined in Section 1.2 hereof), Progress shall merge into FleetBoston, with FleetBoston being the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) in the Merger. Upon consummation of the Merger, the corporate existence of Progress shall cease and the Surviving Corporation shall continue to exist as a Rhode Island corporation.

(b)    Immediately following the Merger, subject to the terms and conditions of this Agreement and the Bank Merger Agreement, and in accordance with applicable law, Progress Bank shall merge with and into Fleet National Bank, with Fleet National Bank being the surviving bank in the Bank Merger (hereinafter sometimes called the “Surviving Bank”). Upon consummation of the Bank Merger, the separate existence of Progress Bank shall cease and the Surviving Bank shall continue to exist as a national banking association.

1.2    Effective Time.

The Merger shall become effective, as set forth in the certificate of merger (the “Certificate of Merger”) that shall be filed with the Secretary of State of the State of Delaware and the articles of merger (the “Articles of Merger”) that shall be filed with the Secretary of State of the State of Rhode Island on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective on the Closing Date, as set forth in the Certificate of Merger and the Articles of Merger.

1.3    Effects of the Merger.

At and after the Effective Time, the Merger shall have the effects set forth in Sections 259 and 261 of the DGCL and Section 7.1.1-69 of the RIBCA.

1.4    Conversion of Progress Common Stock.

(a)    At the Effective Time, subject to Sections 1.4(b), 1.4(c) and 1.4(d) hereof, each share of Progress common stock, par value $1.00 per share (“Progress Common Stock”) issued and outstanding immediately prior to the Effective Time shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into the right to receive the number of shares of FleetBoston common stock, par value $.01 per share (together with the preferred stock purchase rights (the “FleetBoston Stockholder Rights”) attached thereto pursuant to the Rights Agreement, dated as of August 16, 2000, between FleetBoston and Equiserve, LP, as Rights Agent (the “FleetBoston Rights Agreement”), the “FleetBoston Common Stock”) equal to the following ratio (the “Exchange Ratio”): the quotient (rounded to the nearest ten-thousandth) of (x) $28.00, divided by (y) the Starting Price (as defined in Section 9.13), provided, however, that

(i)    if the Average Closing Price (as defined in Section 9.13) shall be more than 10 percent above the Starting Price, then the Exchange Ratio shall equal the quotient (rounded to the nearest ten-thousandth) obtained by dividing (a) $30.80 by (b) the Average Closing Price; or

(ii)    if the Average Closing Price shall be more than 10 percent below the Starting Price, then the Exchange Ratio shall equal the quotient (rounded to the nearest ten-thousandth) obtained by dividing (x) $25.20 by (y) the Average Closing Price.

The Stock Consideration, together with the cash paid in lieu of fractional shares pursuant to Section 1.4(d), is referred to herein collectively as the “Merger Consideration.”

(b)    All of the shares of Progress Common Stock converted into the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate previously representing any such shares of Progress Common Stock (each, a “Certificate”) shall thereafter represent the right to receive the Merger Consideration. If prior to the Effective Time, (i) the outstanding shares of FleetBoston Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, appropriate and proportionate adjustments shall be made to the Merger Consideration and the Exchange Ratio, as applicable, or (ii) the FleetBoston Stockholder Rights shall have been separated from the FleetBoston Common Stock pursuant to the terms of the FleetBoston Rights Agreement, appropriate adjustments shall be made to the Merger Consideration to ensure that former Progress shareholders receive such FleetBoston Stockholder Rights.

(c)    At the Effective Time, all shares of Progress Common Stock that are owned by Progress as treasury stock and all shares of Progress Common Stock that are owned directly or indirectly by FleetBoston or Progress or any of their respective Subsidiaries (other than shares of Progress Common Stock (x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties (any such shares, and shares of FleetBoston Common Stock which are similarly held, whether held directly or indirectly by FleetBoston or Progress, as the case may be, being referred to herein as “Trust Account Shares”) or (y) held by FleetBoston or Progress or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of Progress Common Stock, and shares of FleetBoston Common Stock which are similarly held, whether held directly or indirectly by FleetBoston or Progress, being referred to herein as “DPC Shares”)) shall be cancelled and shall cease to exist and no stock of FleetBoston, cash or other consideration shall be delivered in exchange therefor. All shares of FleetBoston Common Stock that are owned by Progress or any Progress Subsidiary (other than Trust Account Shares and DPC Shares) shall become treasury stock of FleetBoston.

(d)    Notwithstanding any other provision of this Agreement, no fraction of a share of FleetBoston Common Stock will be issued. Instead, FleetBoston shall pay to each holder of Progress Common Stock who would otherwise be entitled to a fraction of a share of FleetBoston Common Stock an amount in cash equal to (i) the fraction of a share of FleetBoston Common Stock to which such holder would otherwise be entitled, multiplied by (ii) the actual market value of FleetBoston Common Stock, which shall be deemed to be the average of the daily closing prices per share for FleetBoston Common Stock for the 10 consecutive trading days on which shares of FleetBoston Common Stock are actually traded (as reported on the New York Stock Exchange, Inc. (“NYSE”)) beginning on the 12th trading day and ending on the third trading day preceding the Closing Date, inclusive. Following consummation of the Merger, no holder of Progress Common Stock shall be entitled to dividends or any other rights in respect of any such fraction.

1.5    Options; Restricted Stock.

(a)    At the Effective Time, each option granted by Progress to purchase shares of Progress Common Stock that is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of Progress Common Stock and shall be converted automatically into an option to purchase shares of FleetBoston Common Stock in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of, as the case may be, the Progress 2000 Incentive Stock Option Plan, as amended, the Progress 1993 Stock Incentive Plan, as amended, and the Progress 1993 Directors’ Stock Incentive Plan, as amended) (collectively, the “Progress Stock Plans”), and the agreements evidencing grants thereunder):

(i)    the number of shares of FleetBoston Common Stock to be subject to each new option shall be equal to the product of the number of shares of Progress Common Stock subject to the original option and the Exchange Ratio, provided that any fractional shares of FleetBoston Common Stock resulting from such multiplication shall be rounded down to the nearest whole share;

(ii)    the exercise price per share of FleetBoston Common Stock under the new option shall be equal to the exercise price per share of Progress Common Stock under the original option divided by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest whole cent; and

(iii)    the duration and other terms of each new option shall be the same as the original option except that all references to Progress shall be deemed to be references to FleetBoston.

(b)    The adjustment provided herein with respect to any options that are “incentive stock options” (as defined in Section 422 of the Code) shall be and is intended to be effected in a manner that is consistent with Section 424(a) of the Code. The duration and other terms of the new option shall be the same as the original option except that all references to Progress shall be deemed to be references to FleetBoston.

(c)    FleetBoston shall take all corporate action necessary to reserve for issuance of a sufficient number of shares of FleetBoston Common Stock for delivery upon exercise of options to purchase Progress Common Stock, as adjusted in accordance with this Section 1.5. Within five business days after the Effective Time, FleetBoston shall file a registration statement on Form S-8 (or any successor or other appropriate forms), with respect to the shares of FleetBoston Common Stock subject to such options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the related prospectus or prospectuses) for so long as such options remain outstanding.

(d)    FleetBoston agrees that, at the Effective Time, each restricted share of Progress Common Stock granted by Progress under the Progress Restricted Stock Award Plan (the “Progress Restricted Stock”) which is unvested and outstanding immediately prior to the Effective Time shall vest and become free of any restrictions to which they are subject under the Progress Restricted Stock Award Plan.

1.6    FleetBoston Common Stock.

Except for shares of FleetBoston Common Stock owned by Progress or any Progress Subsidiary (other than Trust Account Shares and DPC Shares), which shall be converted into treasury stock of FleetBoston as contemplated by Section 1.4(c) hereof, the shares of FleetBoston Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and such shares shall remain issued and outstanding.

1.7    Articles of Incorporation.

At the Effective Time, the Articles of Incorporation of FleetBoston, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation.

1.8    By-Laws.

At the Effective Time, the By-Laws of FleetBoston, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation.

1.9    Directors and Officers.

At the Effective Time, the directors and officers of FleetBoston immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation.

1.10    Tax Consequences.

It is intended that the Merger shall constitute a reorganization with the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of the Code.

ARTICLE II

EXCHANGE PROCEDURES

2.1    FleetBoston to Make Shares and Funds Available.

At or prior to the Effective Time, FleetBoston shall deposit, or shall cause to be deposited, with EquiServe, Inc. or such other bank or trust company designated by FleetBoston and reasonably acceptable to Progress (the “Exchange Agent”), for the benefit of the holders of Certificates, certificates representing the shares of FleetBoston Common Stock and cash sufficient in the aggregate for the Exchange Agent to make full payment of the cash in lieu of fractional shares pursuant to Section 1.4 (such cash and certificates for shares of FleetBoston Common Stock being hereinafter referred to as the “Exchange Fund”). There shall be a written agreement between FleetBoston and the Exchange Agent in which the Exchange Agent expressly undertakes the obligation to pay the Merger Consideration as provided herein.

2.2    Exchange.

(a)    As soon as practicable after the Effective Time, but no later than five business days after the Closing Date, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a form letter of transmittal (which shall be in customary form for transactions such as the Merger and which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration pursuant to this Agreement. Upon surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive promptly in exchange therefor, (i) a certificate representing that number of whole shares of FleetBoston Common Stock to which such holder of Progress Common Stock shall have become entitled pursuant to the provisions of Article I hereof, and (ii) a check representing the amount of cash (if any) payable in lieu of fractional shares, if any, which such holder has the right to receive pursuant to the provisions of Article I. The Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates.

(b)    No dividends or other distributions declared after the Effective Time with respect to FleetBoston Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered

Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of FleetBoston Common Stock represented by such Certificate. No holder of an unsurrendered Certificate shall be entitled, until the surrender of such Certificate, to vote the shares of FleetBoston Common Stock into which such holder’s Progress Common Stock shall have been converted.

(c)    If any certificate representing shares of FleetBoston Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of FleetBoston Common Stock in any name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d)    As of the Effective Time, there shall be no transfers on the stock transfer books of Progress of the shares of Progress Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration as provided in this Article II.

(e)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of Progress six months after the Effective Time will be returned to FleetBoston. After such funds have been returned to FleetBoston, any shareholders of Progress who have not theretofore complied with this Article II shall thereafter look only to FleetBoston for payment of the Merger Consideration deliverable in respect of each share of Progress Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of FleetBoston, Progress, the Exchange Agent or any other person shall be liable to any former holder of shares of Progress Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(f)    In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by FleetBoston, the posting by such person of a bond in such amount as FleetBoston may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate both a stock certificate and a check representing the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PROGRESS

Progress, on behalf of itself and its wholly-owned subsidiary, Progress Bank, hereby makes the following representations and warranties to FleetBoston as set forth in this Article III, subject to the exceptions disclosed in writing in the Progress Disclosure Schedule (defined below) as of the date hereof, each of which is being relied upon by FleetBoston as a material inducement to enter into and perform this Agreement. All of the disclosure schedules of Progress referenced below and/or otherwise required of Progress pursuant to this Agreement, which disclosure schedules shall be cross-referenced to the specific sections and subsections of this Agreement and delivered herewith, are referred to herein as the “Progress Disclosure Schedule.”

3.1    Corporate Organization, Standing and Corporate Power.

(a)    Progress and each Progress Subsidiary (as defined in Section 3.2(b) below) is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, and has the requisite corporate or other, as the case may be, power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of any business conducted by it or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect (as defined in Section 9.13) on Progress. Progress is duly registered as a unitary thrift holding company with the Office of Thrift Supervision (the “OTS”) under the Home Owners’ Loan Act (the “HOLA”).

(b)    Progress Bank is a federally chartered savings bank duly organized, validly existing and in good standing under the laws of the United States, with its main office in the Commonwealth of Pennsylvania. Deposit accounts of Progress Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Savings Association Insurance Fund (the “SAIF”) to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid by Progress Bank. Progress Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of any business conducted by it or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary.

(c)    Copies of the Certificate of Incorporation and Bylaws of Progress, and the Charter and Bylaws of Progress Bank, are attached at Section 3.1(c)(i) and Section 3.1(c)(ii), respectively, of the Progress Disclosure Schedule, and such copies are true, correct and complete copies of such documents as in effect as of the date of this Agreement. Progress has delivered to FleetBoston true, correct and complete copies of the certificate of incorporation and by-laws, or other organizational documents, as amended to the date hereof, of each Progress Subsidiary.

3.2    Capitalization, Subsidiaries and Affiliates.

(a)    The authorized capital stock of Progress consists of 12 million shares of Progress Common Stock, par value $1.00 per share, and one million shares of serial preferred stock, par value $.01 per share (the “Progress Preferred Stock”). As of the date hereof, there are (x) 7,040,212 shares of Progress Common Stock issued and outstanding and 137,929 shares of Progress Common Stock are held in Progress’s treasury, (y) no shares of Progress Preferred Stock issued and outstanding or held in Progress’s treasury, and (z) 791,305 shares of Progress Common Stock reserved for issuance upon exercise of outstanding stock options. The only outstanding options to purchase shares of Progress Common Stock are issued pursuant to the Progress Stock Plans and copies of each Progress Stock Plan have been provided to FleetBoston. All such outstanding options to purchase shares of Progress Common Stock pursuant to the Progress Stock Plans shall be converted as provided herein as of the Effective Time. Consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement will not result in the acceleration of the vesting of any options issued pursuant to the Progress Stock Plans, except as set forth on Section 3.2(a) of the Progress Disclosure Schedule. All of the issued and outstanding shares of Progress Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for the outstanding options to purchase 791,305 shares of Progress Common Stock under the Progress Stock Plans and outstanding awards of 5,142 shares of Progress Common Stock under the Progress Restricted Stock Plan, Progress does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Progress Common Stock, Progress Preferred Stock or any other equity security of Progress or any securities representing the right to purchase or otherwise receive any shares of Progress Common Stock, Progress Preferred Stock, or any other equity security of Progress. Except as disclosed on Section 3.2(a) of the Progress Disclosure Schedule, since December 31, 2002 Progress has not issued any shares of its capital stock, or any securities convertible into or exercisable for any shares of its capital stock.

(b)    Section 3.2(b) of the Progress Disclosure Schedule sets forth a true, correct and complete list of all direct or indirect subsidiaries of Progress, whether consolidated or unconsolidated (each, a “Progress

Subsidiary,” and collectively, the “Progress Subsidiaries”), and all investments by Progress or any Progress Subsidiary in any corporation, partnership, company, joint venture or other entity, as of the date of this Agreement. Except as set forth at Section 3.2(b) of the Progress Disclosure Schedule, Progress owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each Progress Subsidiary, free and clear of all Liens (as defined in Section 9.13), and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Progress Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Progress Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Progress Subsidiary.

(c)    Each director, executive officer and other person who is an “affiliate” (within the meaning of Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”)) of Progress is listed at Section 3.2(c) of the Progress Disclosure Schedule.

3.3    Authority; No Violation.

(a)    Progress has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the required regulatory and shareholder approvals specified herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Progress. The Board of Directors of Progress has directed that this Agreement and the transactions contemplated hereby be submitted to Progress’s shareholders for approval at a special meeting of such shareholders and, except for the adoption of this Agreement by the requisite vote of Progress’s shareholders, no other corporate proceedings on the part of Progress (except for matters related to setting the date, time, place and record date for the special meeting) are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Progress and (assuming due authorization, execution and delivery by FleetBoston of this Agreement) is a valid and binding obligation of Progress, enforceable against Progress in accordance with its terms, except as enforcement may be limited by (i) receivership, conservatorship or supervisory powers of bank regulatory agencies, and (ii) general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b)    Progress Bank has full corporate power and authority to execute and deliver the Bank Merger Agreement and, subject to receipt of the required regulatory approvals specified herein, to consummate the transactions contemplated thereby. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby will have been duly and validly approved by the Board of Directors of Progress Bank and by Progress as the sole shareholder of Progress Bank prior to the Closing Date. No other corporate proceedings on the part of Progress Bank will be necessary to consummate the transactions contemplated thereby. The Bank Merger Agreement, upon execution and delivery by Progress Bank, will be duly and validly executed and delivered by Progress Bank and will (assuming due authorization, execution and delivery by Fleet National Bank) constitute a valid and binding obligation of Progress Bank, enforceable against Progress Bank in accordance with its terms, except as enforcement may be limited by (i) receivership, conservatorship or supervisory powers of bank regulatory agencies, (ii) general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(c)    Neither the execution and delivery of this Agreement by Progress, nor the Bank Merger Agreement by Progress Bank, nor the consummation by Progress and Progress Bank as the case may be, of the transactions contemplated hereby or thereby, nor compliance by Progress or Progress Bank with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Certificate of Incorporation or Bylaws of Progress or the organizational documents of any Progress Subsidiary or (ii) assuming that the consents and approvals referred to in Section 3.4 hereof are duly obtained, (x) violate any Laws (as defined in Section 9.13) applicable to Progress or any Progress Subsidiary, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien, upon any of the respective properties or assets of Progress or any Progress Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Progress or any Progress Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected.

3.4    Consents and Approvals.

(a)    No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any (i) Federal, state, local, municipal or foreign government, (ii) governmental, quasi-governmental authority or body exercising or entitled to exercise, any governmentally-derived administrative, executive, judicial, legislative, police, regulatory or taxing authority, or (iii) any self-regulatory organization, administrative or regulatory agency, commission or authority (each, a “Governmental Entity”) is required by or with respect to Progress, Progress Bank or any other Progress Subsidiary in connection with the execution and delivery of this Agreement by Progress, the execution and delivery of the Bank Merger Agreement by Progress Bank, or the consummation by Progress and Progress Bank of the transactions contemplated hereby and thereby, except for

(1)    any filing that may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”);

(2)    the filings with the Securities and Exchange Commission (the “SEC”) of (A) a proxy statement/prospectus relating to Progress’s stockholders meeting related to the Merger and the issuance of FleetBoston Common Stock as Merger Consideration (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) and a registration statement on Form S-4 to be prepared and filed with the SEC in connection with the issuance of FleetBoston Common Stock in the Merger (the “Form S-4”), and (B) such reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated by this Agreement;

(3)    the approval of or waiver by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the “BHCA”);

(4)    the approval of or notice to the OTS under the HOLA;

(5)    filings in respect of, and approvals and authorizations of, any Governmental Entity having jurisdiction over the consumer lending, banking, insurance or other financial services businesses of any Progress Subsidiary, all of which are identified on Section 3.4(a) of the Progress Disclosure Schedule;

(6)    the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(7)    the filing of the Articles of Merger with the Secretary of the State of the State of Rhode Island;

(8)    the filing of appropriate documentation related to the Bank Merger with the OCC and the OTS;

(9)    such filings with Governmental Entities to satisfy the applicable requirements of the laws of states in which Progress and the Progress Subsidiaries are qualified or licensed to do business, and state securities or “blue sky” laws;

(10)    notice to Nasdaq; and

(11)    filings required by FleetBoston or Fleet National Bank (collectively, all such approvals or waivers, the “Governmental Approvals”).

(b)    Other than (i) the requisite vote of the stockholders of Progress approving the Merger, (ii) the approval of the Bank Merger by Progress in its capacity as sole stockholder of Progress Bank, (iii) the approvals and consents of Governmental Entities referenced in Section 3.4(a), and (iv) such consents or approvals of third parties described in Section 3.4(b) of the Progress Disclosure Schedule, the execution and delivery of this Agreement and the Bank Merger Agreement, and the consummation of the transactions contemplated hereby and thereby, will not require the consent or approval of any other person or entity with respect to Progress, Progress Bank or any other Progress Subsidiary.

(c)    Progress hereby represents to FleetBoston that, as of the date hereof, it has no Knowledge (as defined in Section 9.13) of any reason why approval or effectiveness of any of the applications, notices, waivers or filings referred to in Section 3.4(a) and Section 3.4(b) cannot be obtained or granted on a timely basis and without qualification.

3.5    Financial Statements; Reports; Books and Records.

(a)    Progress has previously delivered to FleetBoston true, correct and complete copies of the consolidated statements of condition of Progress and the Progress Subsidiaries as of December 31 for the fiscal years 2000 through 2002 and the related consolidated statements of income, shareholders’ equity and cash flows for the fiscal years 2000 through 2002, inclusive, in each case accompanied by the audit report of PricewaterhouseCoopers LLC, independent public accountants with respect to Progress, and the interim unaudited financial statements of Progress as of and for the six month periods ended June 30, 2003 and 2002. The financial statements referred to in this Section 3.5 (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 6.8 hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial condition of Progress and the Progress Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements referred to in Section 6.8 hereof will comply, with applicable accounting requirements with respect thereto and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.8 hereof will be prepared in accordance with accounting principles generally accepted in the United States of America consistently applied during the periods involved (“GAAP”), except in each case as indicated in such statements or in the notes thereto.

(b)    Since December 31, 2000, Progress and each Progress Subsidiary has timely filed, and subsequent to the date hereof will timely file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and all other communications mailed by Progress to its stockholders (and copies of all such reports, registrations statements and communications have been delivered by Progress to FleetBoston), (ii) the OTS, (iii) the FDIC, (iv) the Pennsylvania Department of Banking (the “Pennsylvania Department”), (v) the Nasdaq and any other self-regulatory organization, and (vi) any applicable state securities, insurance or banking authorities (collectively, the “Regulatory Agencies”) (all such reports, registrations and statements, together with any amendments thereto, are collectively referred to herein as the “Progress Reports”), and have paid all fees and assessments due and payable in connection with any of the foregoing. As of their respective dates, the Progress Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Agencies and did not or will not, as applicable, at the date of filing contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as set forth in Section 3.5(b) of the Progress Disclosure Schedule, no Progress Subsidiary is required to file any form, report or other document with the SEC. Progress has provided to FleetBoston true and complete copies of all amendments and modifications that have not been filed by Progress with the SEC to all agreements, documents and other instruments that previously had been filed by Progress with the SEC and are currently in effect. Except for normal periodic examinations conducted by a Regulatory Agency in the regular course of the business of Progress and the Progress Subsidiaries, since December 31, 2000, no Regulatory Agency has initiated any proceeding or, to the best Knowledge of Progress, investigation into the business or operations of Progress or any of the Progress Subsidiaries. Except as set forth in Section 3.5(b) of the Progress Disclosure Schedule, Progress and each Progress Subsidiary has resolved all material violations, criticisms or exceptions by any Regulatory Agency with respect to any such normal periodic examination.

(c)    The books and records of Progress and each Progress Subsidiary have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions and reasonable accruals.

3.6    Loans; Transactions with Affiliates.

(a)    Except as set forth in Section 3.6(a) of the Progress Disclosure Schedule, neither Progress nor any Progress Subsidiary is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (each, a “Loan”), under the terms of which the obligor was, as of July 31, 2003, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loan with any director, executive officer or five percent or greater stockholder of Progress or any Progress Subsidiary, or to the Knowledge of Progress, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 3.6(a) of the Progress Disclosure Schedule sets forth (i) all of the Loans that as of July 31, 2003 were classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” or words of similar import by Progress or any Progress Subsidiary (it being understood that no representation and warranty is being made that any applicable banking authority would agree with such classification), together with the principal amount of each such Loan and the identity of the borrower thereunder, and (ii) each asset of Progress that as of July 31, 2003 was classified as other real estate owned (“OREO”) and the book value thereof. Progress shall promptly provide to FleetBoston quarterly updates of the classified Loan information contained in Section 3.6(a) of the Progress Disclosure Schedule.

(b)    Each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c)    Except as set forth in Section 3.6(c) of the Progress Disclosure Schedule, the loan documents with respect to each Loan were in material compliance with applicable Laws and Progress’s lending policies at the time of origination of such Loan and are complete and correct.

(d)    Except as set forth in Section 3.6(d) of the Progress Disclosure Schedule, neither Progress nor any Progress Subsidiary is a party to any agreement or arrangement with (or otherwise obligated to) any person which obligates Progress or any Progress Subsidiary to repurchase from any such person any Loan.

3.7    Broker’s Fees.

Except for Ryan, Beck & Co., Inc., whose fees and expenses will be paid by Progress at or prior to the Effective Time, neither Progress nor any Progress Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any of the transactions contemplated by this Agreement.

3.8    Absence of Certain Changes or Events; Undisclosed Liabilities.

(a)    Since December 31, 2002 (i) neither Progress nor any Progress Subsidiary has incurred any material liability, except as contemplated by or in connection with this Agreement or in the ordinary course of their business consistent with their past practices; and (ii) no event has occurred which has had, or is likely to have, individually or in the aggregate, a Material Adverse Effect on Progress.

(b)    Since December 31, 2002 Progress and the Progress Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with their past practices, except for expenses incurred in connection with this Agreement and the transactions contemplated hereby and except as set forth in Section 3.8(b) of the Progress Disclosure Schedule.

(c)    Except for those liabilities that are fully reflected or reserved against on the financial statements referenced in Section 3.5, or set forth in Section 3.8(c) of the Progress Disclosure Schedule, and except for liabilities incurred in the ordinary course of business consistent with past practices, or in connection with this Agreement and the transactions contemplated hereby, since December 31, 2002, neither Progress nor any Progress Subsidiary has incurred any obligation or liability (contingent or otherwise) that, either alone or when combined with all similar liabilities, has had, or could reasonably be expected to have, a Material Adverse Effect on Progress.

3.9    Legal Proceedings.

(a)    Except as set forth in Section 3.9(a) of the Progress Disclosure Schedule, neither Progress nor any Progress Subsidiary is a party to any, and there are no pending or to the Knowledge of Progress, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Progress or any Progress Subsidiary in which, to the Knowledge of Progress, there is a reasonable probability of any material recovery against or other Material Adverse Effect upon Progress or any Progress Subsidiary or which challenge the validity or propriety of the transactions contemplated by this Agreement or the Bank Merger Agreement, and as to which there is a reasonable probability of success.

(b)    Except as set forth in Section 3.9(b) of the Progress Disclosure Schedule, there is no injunction, order, judgment, decree, or regulatory restriction (other than those of general applicability to savings and loan holding companies and their subsidiaries) imposed upon Progress, any Progress Subsidiary, the officers and directors of Progress or any Progress Subsidiary or the assets or business of Progress or any Progress Subsidiary. Neither Progress nor any Progress Subsidiary has been advised of, or is aware of, the threat of any such action.

3.10    Taxes and Tax Returns.

(a)    Except as set forth in Section 3.10(a) of the Progress Disclosure Schedule, (i) all federal, state, local and foreign Tax Returns required to be filed by or on behalf of Progress or any Progress Subsidiary have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed Tax Returns are complete and accurate in all material respects; (ii) all Taxes shown on such Tax Returns, all Taxes required to be shown on Tax Returns for which extensions have been granted and all other Taxes required to be paid by Progress or any Progress Subsidiary have been paid in full or adequate provision has been made for any such Taxes on Progress’s balance sheet (in accordance with GAAP); (iii) there is no audit examination, deficiency assessment, Tax investigation or refund litigation with respect to any Taxes of Progress or any Progress Subsidiary, and no Taxing Authority in a jurisdiction where Progress or any Progress Subsidiary do not file Tax Returns has provided notice to Progress or any Progress Subsidiary that Progress or any such Subsidiary is subject to Tax in that jurisdiction; (iv) all Taxes due with respect to completed and settled examinations or concluded litigation relating to Progress or any Progress Subsidiary have been paid in full or adequate provision has been made for any such Taxes on Progress’s balance sheet (in accordance with GAAP); (v) neither Progress nor any Progress Subsidiary has executed an extension or waiver of any statute of limitations on the assessment or collection of any material Tax due that is currently in effect; (vi) there are no Liens for Taxes on any of the assets of Progress or any Progress Subsidiary, other than Liens for Taxes not yet due and payable; (vii) Progress and each Progress Subsidiary has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and Progress and each Progress Subsidiary has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements; (viii) Progress is the “common parent,” and all Progress Subsidiaries are “members,” of an “affiliated group” of corporations (as those terms are defined in Section 1504(a) of the Code) filing consolidated U.S. federal income tax returns (the “Progress Group”); (ix) neither Progress nor any Progress Subsidiary is or has ever been a member of an affiliated group, or an affiliated, combined, consolidated, unitary or similar group for state or local Tax purposes, that includes any other entity that is not a member of the Progress Group; (x) neither Progress nor any Progress Subsidiary is a party to any agreement, contract, arrangement or plan that would result, separately or in the aggregate, in the payment (whether or not in connection with the transactions contemplated hereby) of (A) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law) or (B) any amount that will not be fully deductible under Section 162(m) of the Code (or any corresponding provision of state, local or foreign Tax law); and (xi) neither Progress nor any Progress Subsidiary is a party to or bound by any Tax allocation or sharing agreement.

(b)    As of the date hereof, Progress has no Knowledge of any fact or circumstance that might prevent or impede the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(c)    For purposes of this Agreement:

“Tax” means any tax (including but not limited to any income tax, capital gains tax, payroll tax, value-added tax, sales tax, property tax, gift tax, or estate tax), levy, assessment, tariff, duty (including but not limited to any customs duty), deficiency, or other fee, and any related charge or amount (including but not limited to any fine, penalty, interest, or addition to tax), imposed, assessed, or collected by or under the authority of any Taxing Authority or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee.

“Tax Return” means any return (including but not limited to any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Taxing Authority in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any law, regulation or other legal requirement relating to any Tax.

“Taxing Authority” means any of the following, to the extent that they are authorized or empowered to levy or assess Taxes:

(i)    nation, state, county, city, town, village, district, or other jurisdiction of any nature;

(ii)    federal, state, local, municipal, foreign, or other government;

(iii)    governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); or

(iv)    any other body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

3.11    Employee Benefit Plans.

(a)    Section 3.11(a) of the Progress Disclosure Schedule sets forth a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and each other retirement, profit sharing, deferred compensation, incentive compensation, bonus, stock option, restricted stock or other equity, stock purchase, severance pay, termination and change in control agreement, unemployment benefit, vacation pay, health, life or other insurance, Section 125 cafeteria plan or flexible benefit arrangement, fringe benefit or any other employee benefit plan, program, agreement or arrangement that is sponsored by, maintained or contributed to as of the date of this Agreement by Progress or any Progress Subsidiary or any other entity which together with Progress would be deemed a “single employer” within the meaning of Section 4001 of ERISA or Code Sections 414(b), (c) or (m) (“ERISA Affiliate”) or under which Progress or any Progress Subsidiary has any liability (collectively, the “Plans”).

(b)    Progress has heretofore delivered to FleetBoston true, correct and complete copies of each of the Plans (or a summary thereof) and all related documents, including but not limited to (i) the actuarial report for such Plan (if applicable) for each of the last three years, (ii) the most recent determination letter from the IRS (if applicable) for such Plan, (iii) the current summary plan description (or any other such summary of the terms and conditions of the Plan) for such Plan, (iv) all annual reports (Form 5500 series) required for each Plan under ERISA and filed for the preceding three plan years, (v) all agreements with fiduciaries and service providers relating to the Plan, and (vi) all substantive correspondence relating to any such Plan addressed to or received from the Internal Revenue Service, the Department of Labor or any other governmental agency.

(c)    Except as set forth at Section 3.11(c) of the Progress Disclosure Schedule:

(i)    each of the Plans has been operated and administered in all material respects in compliance with its governing documents and is in compliance in all material respects with applicable Laws, including but not limited to ERISA and the Code;

(ii)    each of the Plans intended to be “qualified” within the meaning of Section 401 (a) of the Code is so qualified, any trust created pursuant to any such Plan is exempt from federal income tax under Section 501(a) of the Code, each such Plan has received from the Internal Revenue Service a favorable determination letter to such effect upon which Progress or a Progress Subsidiary is entitled to rely as to such matters and which is currently applicable, and neither Progress nor any Progress Subsidiary is aware of any circumstance or event which would jeopardize the tax-qualified status of any such Plan or the tax-exempt status of any related trust, or which would cause the imposition of any material liability, penalty or tax under ERISA or the Code with respect to any Plan. Each such Plan has filed or will file an application for a favorable determination letter from the IRS which covers recent tax law changes commonly known as “GUST” within the GUST remedial amendment period (to the extent such Plan is required to file such an application) and has been or will be timely amended for the tax law changes commonly known as “EGTRRA”;

(iii)    all contributions or other amounts payable by Progress or any Progress Subsidiary as of the Effective Time with respect to each Plan, and all other liabilities of each such entity with respect to each Plan, in respect of current or prior plan years, have been paid or accrued in accordance with GAAP and Section 412 of the Code;

(iv)    neither Progress nor any Progress Subsidiary has engaged in a transaction in connection with which Progress or any Progress Subsidiary could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code and no transaction has occurred which involves the assets of any Plan and which could subject Progress or any Progress Subsidiary or any of the directors, officers or employees of Progress or any Progress Subsidiary, or a trustee, administrator or other fiduciary of any trusts created under any Plan to a tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA;

(v)    there are no claims (other than routine claims for benefits), actions or lawsuits pending, or to the Knowledge of Progress, threatened, with respect to any Plan in connection with any Plan or the fiduciaries responsible for such Plans, and to the Knowledge of Progress, there are no circumstances that would reasonably be expected to give rise to any action, lawsuit or claim, on behalf of or against any of the Plans. There are no audits, investigations or examinations with respect to any Plan by the IRS, the Department of Labor, the PBGC or any other governmental agency (other than a review associated with the application for a determination letter that has or may be filed with the IRS) and, to the Knowledge of Progress, no such audit, investigation or examination is threatened or pending;

(vi)    all Plans may be terminated as of the Effective Time without material liability in excess of the amount accrued with respect to such Plan in the financial statements referred to in Sections 3.5 and 6.8 hereto;

(vii)    all reports and information required to be filed with the Department of Labor and IRS or provided to plan participants and their beneficiaries with respect to each Plan have been filed or provided, as applicable, and all annual reports (including Form 5500 series) of such Plans were certified without qualification by each Plan’s accountants and/or actuaries to the extent required;

(viii)    none of the Plans is a plan subject to Title IV of ERISA, the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code. Neither Progress nor any ERISA Affiliate has incurred any liability under Title IV of ERISA, and no events have occurred and no circumstances exist that could reasonably be expected to result in such liability to Progress or any ERISA Affiliate;

(ix)    neither Progress nor any ERISA Affiliate maintains, contributes to or has ever maintained or been obligated to contribute to, or has any liability with respect to, a “multiemployer plan”, as defined in Section 3(37) of ERISA (“Multiemployer Plan”); neither Progress nor any ERISA Affiliate has incurred any liability due to a complete or partial withdrawal from a Multiemployer Plan or due to the termination or reorganization of a Multiemployer Plan (except for any such liability as has been satisfied in full), and no events have occurred and no circumstances exist that could reasonably be expected to result in such liability to Progress or any ERISA Affiliate;

(x)    neither Progress nor any ERISA Affiliate maintains any retiree life and/or retiree health insurance plans which provide for continuing benefits or coverage for any employee or any beneficiary of an employee after such employee’s termination of employment, except where the continuation of such coverage is required by Law; Progress and each ERISA Affiliate has complied in all material respects with the continuation coverage requirements of Section 4980B of the Code and Sections 601-608 of ERISA; and

(xi)    neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will: (i) result in a material payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due from Progress or any Progress Subsidiary under any Plan; (ii) materially increase any benefit otherwise payable under any Plan; or (iii) accelerate the time of payment or vesting, or increase the amount of, any compensation due to any individual.

3.12    Certain Contracts.

(a)    Except as listed and described on Section 3.12(a) of the Progress Disclosure Schedule, neither Progress nor any Progress Subsidiary is a party to or bound by any contract, arrangement or commitment (i) that is material to the financial condition, results of operations or business of Progress or any Progress Subsidiary, except those entered into in the ordinary course of business, (ii) with respect to the employment or other engagement of any directors, officers, employees or consultants, (iii) which, upon the consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise)

becoming due from FleetBoston, Progress, or any of their respective Subsidiaries to any director, officer or employee thereof, (iv) between or among Progress, any Progress Subsidiary and/or any affiliate thereof, (v) which materially restricts the conduct of any line of business by Progress or any Progress Subsidiary, (vi) that is, whether or not entered into in the ordinary course of business, not terminable upon notice of 60 days or less with a payment of more than $100,000 per year, (vii) providing for the indemnification by Progress or any Progress Subsidiary of any person, other than customary agreements relating to the indemnity of directors, officers and employees of Progress; (viii) which geographically limits the conduct of any line of business by Progress or any Progress Subsidiary, or (ix) which provides for deferred compensation. Each contract, arrangement or commitment of the type described in this Section 3.12(a), whether or not set forth in Section 3.12(a) of the Progress Disclosure Schedule, is referred to herein as a “Progress Contract,” and neither Progress nor any Progress Subsidiary has received notice of, nor do any executive officers of such entities know of, the existence of any event or condition that constitutes, or after notice or lapse of time or both, would constitute, a breach of any Progress Contract.

(b)    (i) Each Progress Contract is valid and binding and in full force and effect and enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity, (ii) Progress, each Progress Subsidiary and, to the Knowledge of Progress, each other party thereto, has in all material respects performed all obligations required to be performed by it to date under each Progress Contract, and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, would constitute, a default on the part of Progress or any Progress Subsidiary or, to the Knowledge of Progress, any other party under any such Progress Contract.

3.13    Derivative Transactions.

Except as set forth in the Progress financial statements referred to in Section 3.5 hereof or in Section 3.13 of the Progress Disclosure Schedule, neither Progress nor any Progress Subsidiary is engaged in transactions in or involving forwards, futures, options on futures, swaps or similar derivative instruments except as agent on the order and for the account of others, other than Federal Home Loan Bank advances in the ordinary course of business consistent with Progress Bank’s past practices.

3.14    Agreements with Regulatory Agencies.

Except as set forth in Section 3.14 of the Progress Disclosure Schedule, none of Progress, any Progress Subsidiary, or any officer or director of Progress or any Progress Subsidiary is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or has adopted any board resolutions (each, whether or not set forth on Section 3.14 of the Progress Disclosure Schedule, a “Regulatory Agreement”) at the request of, any Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business. Neither Progress nor any Progress Subsidiary has been advised by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement, and neither Progress nor any Progress Subsidiary is aware of the threat of any such action.

3.15    Environmental Matters.

(a)    Progress and each Progress Subsidiary is in material compliance with all applicable federal and state laws and regulations relating to pollution or protection of the environment (including without limitation, laws and regulations relating to emissions, discharges, releases and threatened releases of Hazardous Materials (as hereinafter defined)), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling by Progress and each Progress Subsidiary of Hazardous Materials.

(b)    There is no suit, claim, action, proceeding, investigation or notice pending or, to the Knowledge of Progress, threatened (or past or present actions or events that could form the basis of any such suit, claim, action, proceeding, investigation or notice), in which Progress or any Progress Subsidiary has been or, with respect to threatened suits, claims, actions, proceedings, investigations or notices may be, named as a defendant (i) for alleged material noncompliance (including by any predecessor), with any environmental law, rule or regulation or (ii) relating to any material release or threatened release into the environment of any Hazardous Material, occurring at or on a site owned, leased or operated by Progress or any Progress Subsidiary, or to the Knowledge of Progress or any Progress Subsidiary, relating to any material release or threatened release into the environment of any Hazardous Material, occurring at or on a site not owned, leased or operated by Progress or any Progress Subsidiary.

(c)    During the period of Progress’s or any Progress Subsidiary’s ownership or operation of any of its properties, there has not been any material release by Progress or any Progress Subsidiary of Hazardous Materials in, on, under or affecting any such property.

(d)    Except as set forth in Section 3.15(d) of the Progress Disclosure Schedule, to the Knowledge of Progress or any Progress Subsidiary, neither Progress nor any Progress Subsidiary has made or participated in any outstanding Loan to any person who is subject to any suit, claim, action, proceeding, investigation or notice, pending or threatened, with respect to (i) any alleged material noncompliance as to any property securing such loan with any environmental law, rule or regulation, or (ii) the release or the threatened release into the environment of any Hazardous Material at a site owned, leased or operated by such person on any property securing such loan.

(e)    For purposes of this Section 3.15, the term “Hazardous Material” means any hazardous waste, petroleum product, polychlorinated biphenyl, chemical, pollutant, contaminant, pesticide, radioactive substance, or other toxic material, or other material or substance (in each such case, other than small quantities of such substances in retail containers) regulated under any applicable environmental or public health statute, law, ordinance, rule or regulation.

3.16    Tangible Properties and Assets.

(a)    Section 3.16(a) of the Progress Disclosure Schedule sets forth a true, correct and complete list of all real property owned by Progress or any Progress Subsidiary. Except as set forth in Section 3.16(a) of the Progress Disclosure Schedule, and except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement, each of Progress and the Progress Subsidiaries, has good title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the real property, personal property and other assets (tangible or intangible), used, occupied and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (a) statutory Liens for amounts not yet delinquent, and (b) Liens incurred in the ordinary course of business that, individually and in the aggregate, are not material in character, amount or extent, and do not materially detract from the value and do not materially interfere with the present use, occupancy or operation of, any material asset.

(b)    Section 3.16(b) of the Progress Disclosure Schedule sets forth a true, correct and complete schedule of all leases, subleases, licenses and other agreements under which each of Progress and the Progress Subsidiaries with respect to its business uses or occupies or has the right to use or occupy, now or in the future, real property (the “Leases”). Each of the Leases is valid, binding and in full force and effect in all material respects according to its terms and, as of the date hereof, neither Progress nor any Progress Subsidiary has received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any of the Leases. There has not occurred any event and no condition exists that, would constitute a termination event or a material breach by Progress or any Progress Subsidiary of, or material default by Progress or any Progress Subsidiary in, the performance of any covenant, agreement or condition contained in any Lease, and to

Knowledge of Progress, no lessor under a Lease is in material breach or default in the performance of any material covenant, agreement or condition contained in such Lease. Progress and the Progress Subsidiaries have paid all rents and other charges to the extent due under the Leases.

3.17    Intellectual Property.

(a)    Progress and the Progress Subsidiaries own or have a valid license to use all Progress Intellectual Property (as defined below), free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates). Progress Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of Progress and the Progress Subsidiaries as currently conducted. Progress Intellectual Property owned by Progress or any Progress Subsidiary, and to the Knowledge of Progress, all other Progress Intellectual Property, is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and neither Progress nor any Progress Subsidiary has received notice challenging the validity or enforceability of the Progress Intellectual Property. To the Knowledge of Progress, the conduct of the business of Progress and the Progress Subsidiaries does not violate, misappropriate or infringe upon the Intellectual Property rights of any third party. The consummation of the Merger and the Bank Merger will not result in the loss or impairment of the right of Progress or any Progress Subsidiary to own or use any of Progress Intellectual Property, and FleetBoston will have substantially the same rights to own or use Progress Intellectual Property following the consummation of the Merger and the Bank Merger as Progress and the Progress Subsidiaries had prior to the consummation of the Merger and the Bank Merger, provided that consents identified in Section 3.17(a) of the Progress Disclosure Schedule are obtained.

(b)    For purposes of this Agreement, the term “Intellectual Property” means (i) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all goodwill, registrations and applications related to the foregoing both domestically and internationally; (ii) patents and industrial designs both domestically and internationally (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); (iii) copyrights both domestically and internationally (including any common law copyrights, registrations and applications for any of the foregoing); (iv) computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing (collectively, “Software”); and (v) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies both domestically and internationally. For purposes of this Agreement, the term “Progress Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of Progress or any Progress Subsidiary.

3.18    Insurance.

Section 3.18 of the Progress Disclosure Schedule contains a true, correct and complete list of all insurance policies and bonds maintained by Progress and any Progress Subsidiary (other than credit-life insurance), including the name of the insurer, the policy number, the type of policy and any applicable deductibles, and all such insurance policies and bonds are in full force and effect. As of the date hereof, neither Progress nor any Progress Subsidiary has received any notice of cancellation or amendment of any such policy or bond or is in default under any such policy or bond, no coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion. The existing insurance carried by Progress and Progress Subsidiaries is and will continue to be, in respect of the nature of the risks insured against and the amount of coverage provided, sufficient for compliance by Progress and the Progress Subsidiaries with all requirements of Law and agreements to which Progress or any of the Progress Subsidiaries is subject or is party, and is, to Progress’s Knowledge, substantially similar in kind and amount to that customarily carried by parties similarly situated that own properties and engage in businesses substantially similar to that of Progress and the Progress Subsidiaries. True, correct and complete copies of all such policies and bonds reflected at Section 3.18 of the Progress Disclosure Schedule, as in effect on the date hereof, have been delivered to FleetBoston.

3.19    Compliance with Applicable Laws.

(a)    Each of Progress and any Progress Subsidiary has complied in all material respects with all Laws applicable to it or to the operation of its business. Neither Progress nor any Progress Subsidiary has received any notice of any material alleged or threatened claim, violation, or liability under any such Laws that has not heretofore been cured and for which there is any remaining material liability.

(b)    Section 3.19(b) of the Progress Disclosure Schedule sets forth a true and complete listing of all jurisdictions in which each of the Progress Subsidiaries is organized, qualified to do business, and/or licensed to conduct business, and a description of the license held.

(c)    Progress Bank is an insured depository institution and is “well-capitalized” (as that term is defined by 12 C.F.R. Section 565.4(b)(1)), and such institution’s examination rating under the Community Reinvestment Act of 1977 is satisfactory or outstanding.

(d)    Neither Progress nor any Progress Subsidiary, or to the Knowledge of Progress any other person acting on behalf of Progress or any Progress Subsidiary that qualifies as a financial institution under the anti-money laundering restrictions of the United States, including without limitation the federal Bank Secrecy Act and the USA PATRIOT Act of 2001, and the rules, regulations and orders promulgated thereunder (collectively, the “Anti-Money Laundering Laws”), has knowingly acted, by itself or in conjunction with another, in any act in connection with the concealment of any currency, securities, other proprietary interest that is the result of a felony as defined in the Anti-Money Laundering Laws (“Unlawful Gains”), or knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of any nature for Unlawful Gains. Progress and each Progress Subsidiary that qualifies as a financial institution under the Anti-Money Laundering Laws has, during the past three years, implemented in all material respects such anti-money laundering mechanisms and kept and filed all reports and other necessary documents as required by, and otherwise complied in all material respects with, the Anti-Money Laundering Laws. Each such financial institution has implemented an anti-money laundering program that meets the requirements of Section 326 and Section 352 of the USA PATRIOT Act and the regulations promulgated thereunder.

(e)    Progress and each Progress Subsidiary are, and since January 1, 2000 have been, in material compliance with all applicable federal and state privacy laws and regulations, including without limitation, Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, and with its information security program required by 12 C.F.R. Part 364.

3.20    Fairness Opinion.

Prior to the execution of this Agreement, Progress has received an opinion from Ryan, Beck & Co., Inc. to the effect that, as of the date of this Agreement and based upon and subject to the matters set forth therein, the consideration to be paid to shareholders of Progress hereunder is fair to such shareholders from a financial point of view (the “Fairness Opinion”), and as of the date hereof Ryan, Beck & Co., Inc. has consented to the inclusion of the Fairness Opinion in the Proxy Statement/Prospectus.

3.21    Progress Information.

The information relating to Progress and the Progress Subsidiaries provided by Progress herein and to be provided by Progress to be contained in the Proxy Statement/Prospectus do not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/Prospectus (except for the portions thereof relating solely to FleetBoston or any subsidiary of FleetBoston, as to which Progress makes no representation or warranty) will comply in all material respects with the provisions of the Securities Act, the Exchange Act, and the rules and regulations thereunder.

3.22    Labor and Employment Matters.

To Progress’s Knowledge, and except as set forth in Schedule 3.22, (i) there are no labor or collective bargaining agreements to which Progress or any Progress Subsidiary is a party, (ii) there is no labor organization or union that is certified or recognized as the collective bargaining representative for any employees of Progress or any Progress Subsidiary, (iii) no unfair labor practice charges or representation petitions have been filed with the National Labor Relations Board against, or with respect to, employees of Progress or any Progress Subsidiary, and neither Progress nor any Progress Subsidiary has received any notice or communication reflecting an intention or a threat to file any such complaint or petition, (iv) there are not, and in the preceding twelve (12) months have not been, any strikes or concerted refusals to work or any threats thereof by any employee of Progress or any Progress Subsidiary, and (v) no claim has been asserted with respect to Progress or any Progress Subsidiary asserting a violation of present law or regulation relating to employee relations that, if adversely determined, would reasonably be expected to have a Material Adverse Effect on Progress.

3.23    Disclosure Controls and Procedures.

Since July 30, 2002, Progress and each Progress Subsidiary has had in place “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) designed and maintained to ensure that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, (v) all information (both financial and non-financial) required to be disclosed by Progress in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and (vi) all such information is accumulated and communicated to Progress’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Progress required under the Exchange Act with respect to such reports. None of Progress’s or any Progress Subsidiary’s records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Progress or its Subsidiaries or accountants.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF FLEETBOSTON

FleetBoston hereby makes the following representations and warranties to Progress as set forth in this Article IV, as of the date hereof, each of which is being relied upon by Progress as a material inducement to enter into and perform this Agreement.

4.1    Corporate Organization.

(a)    FleetBoston is a corporation duly organized, validly existing and in good standing under the laws of the State of Rhode Island. FleetBoston has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on FleetBoston. FleetBoston is duly registered as a bank holding company with the Federal Reserve Board, and is a financial holding company, under the BHCA. The Articles of Incorporation and By-Laws of FleetBoston, copies of which have previously been made available to Progress, are true, correct and complete copies of such documents as in effect as of the date of this Agreement.

(b)    Fleet National Bank is a national bank chartered by the OCC under the laws of the United States with its main office in the State of Rhode Island. Fleet National Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned or leased by it makes such licensing or qualification necessary. The Articles of Association and By-Laws of Fleet National Bank, copies of which have previously been made available to Progress, are true, correct and complete copies of such documents as in effect as of the date of this Agreement.

4.2    Capitalization.

(a)    The authorized capital stock of FleetBoston consists of 2,000,000,000 shares of FleetBoston Common Stock, of which, as of July 31, 2003, 1,086,641,741 shares were issued and 1,052,277,307 shares were outstanding, and 16,000,000 shares of preferred stock, $1.00 par value, of which as of July 31, 2003, (i) 690,000 shares were authorized and 382,450 shares were issued and outstanding as Series VI 6.75% Perpetual Preferred Stock and (ii) 805,000 shares were authorized and 700,000 shares were issued and outstanding as Series VII 6.60% Cumulative Preferred Stock. As of July 31, 2003, no more than 34,364,434 shares of FleetBoston Common Stock were held in FleetBoston’s treasury. As of July 31, 2003, no shares of FleetBoston Common Stock or FleetBoston Preferred Stock were reserved for issuance, except as described in this Section 4.2(a) and except for (i) 134.2 million shares reserved for issuance upon exercise of options issued pursuant to employee and director stock plans of FleetBoston in effect as of the date hereof (the “FleetBoston Stock Plans”), (ii) 186,336 shares reserved for issuance pursuant to a convertible note agreement, and (iii) 500,000 shares of Cumulative Participating Junior Preferred Stock, $1.00 par value, reserved for issuance pursuant to the FleetBoston Rights Agreement. All of the issued and outstanding shares of FleetBoston Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except for this Agreement, the FleetBoston Stock Plans, the FleetBoston Purchase Rights and the FleetBoston Rights Agreement, FleetBoston does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of FleetBoston Common Stock or any other equity securities of FleetBoston or any securities representing the right to purchase or otherwise receive any shares of FleetBoston Common Stock. The shares of FleetBoston Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b)    All of the outstanding shares of capital stock of Fleet National Bank and each other “significant subsidiary” (as such term is defined under the SEC’s Regulation S-X) of FleetBoston (collectively, the “FleetBoston Subsidiaries”) are owned by FleetBoston free and clear of all Liens whatsoever, and all of such shares are duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to ownership thereof.

4.3    Authority; No Violation.

(a)    FleetBoston has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, subject to receipt of the required regulatory approvals specified herein, and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of FleetBoston. No other corporate proceedings on the part of FleetBoston are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by FleetBoston and (assuming due authorization, execution and delivery by Progress) is a valid and binding obligation of FleetBoston, enforceable against FleetBoston in accordance with its terms, except as enforcement may be limited by (i) receivership, conservatorship or supervisory powers of bank regulatory agencies, and (ii) general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar law affecting creditors’ rights and remedies generally.

(b)    Fleet National Bank has full corporate power and authority to execute and deliver the Bank Merger Agreement and, subject to receipt of the required regulatory approvals specified herein, to consummate the transactions contemplated thereby. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby have been duly and validly approved by the Board of Directors of Fleet National Bank and by FleetBoston as the sole shareholder of Fleet National Bank. All corporate proceedings on the part of Fleet National Bank necessary to consummate the transactions contemplated thereby have been taken. The Bank Merger Agreement, upon execution and delivery by Fleet National Bank, will be duly and validly executed and delivered by Fleet National Bank and will (assuming due authorization, execution and delivery by Progress Bank, as applicable) constitute a valid and binding obligation of Fleet National Bank, enforceable against Fleet National Bank in accordance with its terms, except as enforcement may be limited by (i) receivership, conservatorship or supervisory powers of bank regulatory agencies, and (ii) general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(c)    Neither the execution and delivery of this Agreement by FleetBoston or the Bank Merger Agreement by Fleet National Bank, nor the consummation by FleetBoston, of the transactions contemplated hereby or thereby, nor compliance by FleetBoston or Fleet National Bank with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Articles of Incorporation or By-Laws of FleetBoston, or the Articles of Association or By-Laws of Fleet National Bank, as the case may be, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any Laws applicable to FleetBoston, Fleet National Bank or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of FleetBoston or Fleet National Bank under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which FleetBoston or Fleet National Bank is a party, or by which they or any of their respective properties or assets may be bound or affected, other than any such conflicts, violations, breaches, defaults, losses or Liens that individually or in the aggregate would not have a Material Adverse Effect on FleetBoston.

4.4    Consents and Regulatory Approvals.

(a)    No consent, approval, order or authorization of, action by or in respect of, or registration with, any Governmental Entity or with any third party is required by or with respect to FleetBoston or Fleet National Bank in connection with the execution and delivery of this Agreement by FleetBoston, the execution and delivery of the Bank Merger Agreement by Fleet National Bank, or the consummation by FleetBoston and Fleet National Bank of the transactions contemplated hereby and thereby, except for such consents, approvals or filings the failure of which to obtain or effect will not have a Material Adverse Effect on the ability of FleetBoston or Fleet National Bank to consummate the transactions contemplated hereby and thereby, and except for

(1)    the filing of applications, notices or waiver requests, as applicable, with the Federal Reserve Board, the OTS, the OCC, the Massachusetts Board of Bank Incorporation (the “BBI”) and the Pennsylvania Department, and approval of such applications, acceptance of such notices and granting of such waivers;

(2)    the filing of the Certificate of Merger with the Delaware Secretary of State;

(3)    the filing of the Articles of Merger with the Rhode Island Secretary of State;

(4)    the approval of this Agreement by the requisite vote of the shareholders of Progress;

(5)    the registration under the Securities Act of the shares of FleetBoston Common Stock to be issued in the Merger, including the filing of the Form S-4;

(6)    such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws;

(7)    any filing that may be required under the HSR Act; and

(8)    the filing of a listing application with the NYSE and the approval of such application.

(b)    FleetBoston hereby represents to Progress that, as of the date hereof, it has no Knowledge of any reason why approval or effectiveness of any of the applications, notices, waivers or filings referred to in Section 4.4(a) cannot be obtained or granted on a timely basis and without qualification.

4.5    Financial Statements; Reports; Books and Records.

(a)    FleetBoston has previously delivered to Progress true, correct and complete copies of the consolidated statements of condition of FleetBoston and the FleetBoston Subsidiaries as of December 31 for the fiscal years 2000 through 2002 and the related consolidated statements of income, shareholders’ equity and cash flows for the fiscal years 2000 through 2002, inclusive, in each case accompanied by the audit report of PricewaterhouseCoopers LLC, independent public accountants with respect to FleetBoston, and the interim unaudited financial statements of FleetBoston as of and for the six month periods ended June 30, 2003 and 2002. The financial statements referred to in this Section 4.5 (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 6.8 hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature an amount), the results of the consolidated operations and consolidated financial condition of FleetBoston and the FleetBoston Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP, except in each case as indicated in such statements or in the notes thereto.

(b)    Since December 31, 2000, FleetBoston and each FleetBoston Subsidiary has timely filed, and subsequent to the date hereof will timely file, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the SEC, including but not limited to, Forms 10-K, Forms 10-Q, Form 8-K, proxy statements and all other communications mailed by FleetBoston to its stockholders, (ii) the Federal Reserve Board, (iii) the OCC, (iv) the NYSE and any other self-regulatory organization and (v) any applicable Regulatory Agencies (all such reports, registrations and statements, together with any amendments thereto, are collectively referred to herein as the “FleetBoston Reports”), and have paid all fees and assessments due and payable in connection with any of the foregoing. As of their respective dates, the FleetBoston Reports complied and, with respect to filings made after the date of this Agreement, will at the date of filing comply, in all material respects with all of the statutes, rules and regulations enforced or promulgated by the applicable Regulatory Agency, and did not or will not, as applicable, at the date of filing contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they were made, not misleading.

(c)    The books and records of FleetBoston and each of the FleetBoston Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

4.6    Broker’s Fees.

Except for Keefe, Bruyette & Woods, Inc., whose fees and expenses will be paid by FleetBoston, neither FleetBoston nor any FleetBoston Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any of the transactions contemplated by this Agreement.

4.7    Absence of Certain Changes or Events; Undisclosed Liabilities.

(a)    Since December 31, 2002, (i) neither FleetBoston nor any FleetBoston Subsidiary has incurred any material liability, except as contemplated by or in connection with this Agreement or in the ordinary course of their business consistent with their past practices; and (ii) no event has occurred which has had, or is likely to have, individually or in the aggregate, a Material Adverse Effect on FleetBoston.

(b)    Except for those liabilities that are fully reflected or reserved against on the financial statements referenced in Section 4.5, and except for liabilities incurred in the ordinary course of business consistent with past practices, or in connection with this Agreement and the transactions contemplated hereby, since December 31, 2002, neither FleetBoston nor any FleetBoston Subsidiary has incurred any obligation or liability (contingent or otherwise) that, either alone or when combined with all similar liabilities, has had, or could reasonably be expected to have, a Material Adverse Effect on FleetBoston.

4.8    Agreements with Regulatory Agencies.

Neither FleetBoston nor any FleetBoston Subsidiary is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or has adopted any board resolutions at the request of any Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has FleetBoston, nor Fleet National Bank been advised by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

4.9    Legal Proceedings.

(a)    Except for matters disclosed in FleetBoston’s filings under the Securities Act and the Exchange Act as of the date hereof and from the date hereof to the Closing, neither FleetBoston nor any FleetBoston Subsidiary is a party to any, and there are no pending or, to FleetBoston’s Knowledge, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental or regulatory investigations of any nature against FleetBoston or any FleetBoston Subsidiary in which, to FleetBoston’s Knowledge, there is a reasonable probability of any material recovery against or other Material Adverse Effect upon FleetBoston or any FleetBoston Subsidiary or which challenge the validity or propriety of the transactions contemplated by this Agreement or the Bank Merger Agreement and as to which there is a reasonable probability of success.

(b)    There is no injunction, order, judgment, decree, or regulatory restriction (other than those of general applicability to bank holding companies and their subsidiaries) imposed upon FleetBoston, any FleetBoston Subsidiary, or the assets of FleetBoston or any FleetBoston Subsidiary that would have a Material Adverse Effect on FleetBoston. Neither FleetBoston nor any FleetBoston Subsidiary has been advised of, and is not aware of, the threat of any such action.

4.10    Taxes and Tax Returns.

Each of FleetBoston and the FleetBoston Subsidiaries has duly filed all federal, state, foreign and local information returns and Tax Returns required to be filed by it on or prior to the date hereof (all such returns being accurate and complete in all material respects) and has duly paid or made provision for the payment of all Taxes and other governmental charges which have been incurred or are due or claimed to be due from it by any Taxing Authority (including, without limitation, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than (i) Taxes or other governmental charges which are not yet delinquent or are being contested in good faith and have not been finally determined, or (ii) information returns, Tax Returns, Taxes or other governmental charges as to which the failure to file, pay or make provision for will not have, either individually or in the aggregate, a Material Adverse Effect on FleetBoston. The Federal Income Tax Returns of FleetBoston and the FleetBoston Subsidiaries have been examined by the IRS for taxable years through December 31, 1997, and any liabilities asserted as a result of such examination have been satisfied, or if being contested are covered by adequate reserves. There are no material disputes pending, or claims asserted for, Taxes or assessments upon FleetBoston or any of the FleetBoston Subsidiaries for which FleetBoston does not have adequate reserves. Neither FleetBoston nor any of the FleetBoston Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among FleetBoston and the FleetBoston Subsidiaries) that could give rise to a material change in FleetBoston’s financial statements referenced in Section 4.5.

4.11    Employee Benefit Plans.

(a)    Each of the FleetBoston Plans (as defined below) has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code, (b) with respect to each FleetBoston Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Plan’s actuary with respect to such plan, did not, as of its latest valuation date, exceed the then current value of the assets of such plan allocable to such accrued benefits, (c) no liability under Title IV of ERISA has been incurred by FleetBoston, the FleetBoston Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to FleetBoston, the FleetBoston Subsidiaries or an ERISA Affiliate of incurring a material liability thereunder, (d) all contributions or other amounts payable by FleetBoston, the FleetBoston Subsidiaries or any ERISA Affiliates as of the Effective Time with respect to each FleetBoston Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP and Section 412 of the Code, and (e) there are no pending, or, to the Knowledge of FleetBoston, threatened or anticipated claims or proceedings (other than routine claims for benefits) by, on behalf of or against any of the FleetBoston Plans or any trusts related thereto. For purposes of this Section 4.11, the term “FleetBoston Plan” means each “welfare plan” (within the meaning of Section 3(1) of ERISA), each “pension plan” (within the meaning of Section 3(2) of ERISA) and each other employee benefit plan, fund, program, agreement or arrangement, in each case that is sponsored, maintained or contributed to, or required to be contributed to, by FleetBoston, any FleetBoston Subsidiaries or ERISA Affiliates, all of which together with FleetBoston would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA, for the benefit of any current or former employee of FleetBoston, any FleetBoston Subsidiary or any ERISA Affiliate.

4.12    Compliance with Applicable Laws.

(a)    Each of FleetBoston and any FleetBoston Subsidiary has complied in all material respects with all Laws applicable to it or to the operation of its business. Neither FleetBoston nor any FleetBoston Subsidiary has received any notice of any material alleged or threatened claim, violation, or liability under any such Laws that has not heretofore been cured and for which there is any remaining material liability.

(b)    Each of the FleetBoston Subsidiaries that is an insured depository institution is “well-capitalized” (as that term is defined in by 12 C.F.R. Section 255.2(r)(2)(i)) and “well-managed” (as that term is defined at 12 C.F.R. 225.2(s)), and each such institution’s examination rating under the Community Reinvestment Act of 1977 is satisfactory or outstanding.

(c)    None of FleetBoston or any FleetBoston Subsidiary, or to the Knowledge of FleetBoston any other person acting on behalf of FleetBoston or any FleetBoston Subsidiary that qualifies as a financial institution under Anti-Money Laundering Laws, has knowingly acted, by itself or in conjunction with another, in any act in connection with the concealment of Unlawful Gains, or knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of any nature for Unlawful Gains. FleetBoston and each FleetBoston Subsidiary that qualifies as a financial institution under the Anti-Money Laundering Laws has, during the past three years, implemented in all material respects such anti-money laundering mechanisms and kept and filed all reports and other necessary documents as required by, and otherwise complied in all material respects with, the Anti-Money Laundering Laws. Each such financial institution has implemented an anti-money laundering program that meets the requirements of Section 326 and Section 352 of the USA PATRIOT Act and the regulations promulgated thereunder.

(d)    FleetBoston and each FleetBoston Subsidiary are, and since January 1, 2000 have been, in material compliance with all applicable federal and state privacy laws and regulations, including without limitation, Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, and with its information security program required by 12 C.F.R. Part 364.

4.13    Certain Tax Matters.

As of the date hereof, FleetBoston does not have any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

4.14    Environmental Liability.

There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably result in the imposition, on FleetBoston of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance pending or, to the Knowledge of FleetBoston, threatened against FleetBoston, which liability or obligation will or is reasonably likely to, either individually or in the aggregate, have a Material Adverse Effect on FleetBoston. To the Knowledge of FleetBoston, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that will or is reasonably likely to, individually or in the aggregate, have a Material Adverse Effect on FleetBoston. FleetBoston is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to the foregoing that will or is reasonably likely to, either individually or in the aggregate, have a Material Adverse Effect on FleetBoston.

4.15    FleetBoston Information.

The information relating to FleetBoston and the FleetBoston Subsidiaries to be provided by FleetBoston to be contained in the Proxy Statement/Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/Prospectus (except for the portions thereof relating solely to Progress or any Progress Subsidiary, as to which FleetBoston makes no representation or warranty) will comply in all material respects with the provisions of the Securities Act, Exchange Act and the rules and regulations thereunder.

4.16    Disclosure Controls and Procedures.

Since July 30, 2002, FleetBoston and each FleetBoston Subsidiary has had in place “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) designed and maintained to ensure that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, (v) all information (both financial and non-financial) required to be disclosed by FleetBoston in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (vi) all such information is accumulated and communicated to FleetBoston’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of FleetBoston required under the Exchange Act with respect to such reports. None of FleetBoston’s or the FleetBoston Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of FleetBoston or any FleetBoston Subsidiary or their accountants.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1    Covenants of Progress.

During the period from the date of this Agreement and continuing until the Effective Time, except as set forth in the Progress Disclosure Schedule or expressly contemplated or permitted by this Agreement and the Bank Merger Agreement or with the prior written consent of FleetBoston, Progress and each Progress Subsidiary shall carry on their respective businesses in the ordinary course consistent with past practices and consistent with prudent banking practices. Progress will use its best efforts to (x) preserve its business organization and that of each Progress Subsidiary intact, (y) keep available to itself and FleetBoston the present services of the employees of Progress and each Progress Subsidiary and (z) preserve for itself and FleetBoston the goodwill of the customers of Progress and each Progress Subsidiary and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth in Section 5.1 of the Progress Disclosure Schedule or as otherwise contemplated by this Agreement or consented to by FleetBoston in writing, Progress shall not, and shall not permit any Progress Subsidiary to:

(a)    except as provided in Section 6.15 hereof, declare or pay any dividends on, or make other distributions in respect of, any of its capital stock; provided, that any Progress Subsidiary may declare and pay dividends and distributions to Progress;

(b)    (i) split, combine or reclassify any shares of its capital stock or issue, authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock except upon the exercise or fulfillment of rights or options issued or existing pursuant to the Progress Stock Plans in accordance with their present terms, all to the extent outstanding and in existence on the date of this Agreement; or (ii) repurchase, redeem or otherwise acquire (except for the acquisition of Trust Account Shares and DPC shares), any shares of the capital stock of Progress or any Progress Subsidiary, or any securities convertible into or exercisable for any shares of the capital stock of Progress or any Progress Subsidiary;

(c)    issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, other than the issuance of Progress Common Stock pursuant to stock options or similar rights to acquire Progress Common Stock granted pursuant to the Progress Stock Plans and the Progress Employee Stock Purchase Plan and outstanding prior to the date of this Agreement, in each case in accordance with their present terms;

(d)    amend its Certificate of Incorporation, Charter, Bylaws or other similar governing documents;

(e)    make any capital expenditures other than (i) those which (a) are made in the ordinary course of business or are necessary to maintain existing assets in good repair and (b) in any event amount to no more than $150,000 in the aggregate; or (ii) pursuant to commitments listed in Section 5.1(e) of the Progress Disclosure Schedule;

(f)    enter into any new line of business;

(g)    acquire or agree to acquire, by merging or consolidating with, or by purchasing an equity interest in or the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings, or in the ordinary course of business consistent with prudent banking practices;

(h)    take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue or in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement or the Bank Merger Agreement, except, in every case, as may be required by applicable Law;

(i)    change its methods of accounting in effect at December 31, 2002, except as required by changes in GAAP or regulatory accounting principles;

(j)    (i) except as required by applicable law or to maintain qualification pursuant to the Code, adopt, amend, renew or terminate any Progress Plan or any agreement, arrangement, plan or policy between Progress or any Progress Subsidiary and one or more of its current or former directors, officers or employees, (ii) increase in any manner the compensation of any director, executive officer or other employee who is a party to a contract relating to employment or severance referenced in Section 3.12 of this Agreement except in the ordinary course of business consistent with past practice, or pay any benefit not required by any plan or agreement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares), (iii) enter into, modify or renew any contract, agreement, commitment or arrangement providing for the payment to any director, executive officer or employee of compensation or benefits, (iv) enter into, modify or renew any contract, agreement, commitment or arrangement providing for the payment to any employee who is not a director or executive officer or who is not a party to a contract relating to employment or severance referenced in Section 3.12 of this Agreement of compensation or benefits, other than normal annual cash increases in pay, consistent with past practice and not exceeding five percent of such employee’s base salary or wage, (v) hire any new employee at an annual compensation in excess of $60,000, (vi) pay expenses of any employees or directors for attending conventions or similar meetings which conventions or meetings are held after the date hereof except in the ordinary course of business consistent with past practices, (vii) promote to a rank of vice president or more senior any employee, or (viii) pay any bonuses to any employees except bonuses not to exceed $45,000 individually and $1.25 million in the aggregate paid in the ordinary course of business consistent with past practices, subject to achieving applicable targets in accordance with the Progress bonus programs as in effect on the date hereof;

(k)    incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except in each case in the ordinary course of its business consistent with past practices;

(l)    sell, purchase, enter into a lease, relocate, open or close any banking or other office, or file an application pertaining to such action with any Governmental Entity;

(m)    make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosure, settlements in lieu of foreclosure, or troubled loan or debt restructuring, in the ordinary course of business consistent with past practices;

(n)    except for commitments outstanding as of the date hereof, make any new loans to, modify the terms of any existing loan to, or engage in any other transactions (other than routine banking transactions) with, any Affiliated person of Progress or any Progress Subsidiary;

(o)    change its existing deposit policy; or incur deposit liabilities, other than deposit liabilities incurred in the ordinary course of business consistent with past practices, including deposit pricing policies that would not change the risk profile of Progress or Progress Bank based on its existing deposit policy;

(p)    purchase any loans or sell, purchase or lease any real property, except for the sale of real estate that is the subject of a casualty loss or condemnation or the sale of OREO on a basis consistent with past practices;

(q)    change its existing lending policy, or except for commitments outstanding as of the date hereof, originate any loans except in accordance with existing Progress lending policies;

(r)    make any investments other than U.S. Treasuries with a maturity date not exceeding three months, 15-year agency mortgage–backed securities with a purchase price of par or less than par, or five-year noncallable Fannie Mae debentures; provided, however, that in no event shall the amount of Progress’s investment portfolio exceed the amount of such portfolio as of the date hereof;

(s)    sell or purchase any mortgage loan servicing rights;

(t)    take any actions that would prevent the transactions contemplated hereby from qualifying as a reorganization under section 368(a) of the Code;

(u)    settle any claim, action or proceeding requiring Progress or any Progress Subsidiary to pay (whether or not such payments would be covered in whole or in part by insurance) any monetary damages in excess of $150,000 or subjecting Progress or any Progress Subsidiaries to any restrictions on its current or future business or operations (including the future business and operations of the Surviving Corporation);

(v)    foreclose upon, purchase, or otherwise acquire the property subject to the loan referenced in Section 3.15(d) of the Progress Disclosure Schedule until such time as FleetBoston has completed its environmental assessment, which shall be completed by September 15, 2003, and consented in writing to such foreclosure, purchase, or other acquisition; or

(w)    agree or commit to do any of the actions set forth in (a) - (v) above.

The consent of FleetBoston to any action by Progress or any Progress Subsidiary that is not permitted by any of the preceding paragraphs shall be evidenced by a writing signed by the President or any Executive Vice President of FleetBoston.

5.2    Covenants of FleetBoston.

Except as otherwise contemplated by this Agreement or consented to in writing by Progress, during the period from the date of this Agreement to the Effective Time, FleetBoston shall not, and shall not permit any FleetBoston Subsidiary to:

(a)    take any action that is intended or may reasonably be expected to materially impair or delay the ability of the parties to obtain any approval of a Governmental Entity required in order to consummate the Merger and the other transactions contemplated hereby;

(b)    take any action or fail to take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement or the Bank Merger Agreement, except in every case as may be required by applicable law;

(c)    take or cause to be taken, or fail to take or cause to be taken, any action which would disqualify the Merger as a tax free reorganization under Section 368(a) of the Code; or

(d)    authorize, or commit or agree to do any of the foregoing.

The consent of Progress to any action by FleetBoston or any FleetBoston Subsidiary that is not permitted by any of the preceding paragraphs shall be evidenced by a writing signed by the President or any Executive Vice President of Progress.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1    Regulatory Matters.

(a)    As promptly as reasonably practicable following the date hereof, FleetBoston and Progress (as to information to be included therein pertaining to Progress) shall cause to be prepared and filed with the SEC a registration statement of FleetBoston on Form S-4, including the Proxy Statement/Prospectus (the “Registration Statement”) for the purposes of registering the FleetBoston Common Stock to be issued in the Merger, and for soliciting the approval of this Agreement and the Merger by the shareholders of Progress. FleetBoston and Progress shall use their reasonable best efforts to have the Registration Statement declared effective by the SEC as soon as possible after the filing. The parties shall cooperate in responding to and considering any questions or comments from the SEC staff regarding the information contained in the Registration Statement. If at any time after the Registration Statement is filed with the SEC, and prior to the Closing Date, any event relating to Progress is discovered by Progress which should be set forth in an amendment of, or a supplement to, the Registration Statement, including the Prospectus/Proxy Statement, Progress shall promptly inform FleetBoston, and shall furnish FleetBoston with all necessary information relating to such event whereupon FleetBoston shall promptly cause an appropriate amendment to the Registration Statement to be filed with the SEC. Upon the effectiveness of such amendment, each of FleetBoston and Progress (if prior to the meeting of shareholders to be held pursuant to Section 6.4 hereof) will take all necessary action as promptly as practicable to permit an appropriate amendment or supplement to be transmitted to its shareholders entitled to vote at such meeting. If at any time after the Registration Statement is filed with the SEC, and prior to the Closing Date, any event relating to FleetBoston is discovered by FleetBoston which should be set forth in an amendment of, or a supplement to, the Registration Statement, including the Prospectus/Proxy Statement, FleetBoston shall promptly inform Progress, and FleetBoston shall promptly cause an appropriate amendment to the Registration Statement to be filed with the SEC. Upon the effectiveness of such amendment, each of FleetBoston and Progress (if prior to the meeting of shareholders pursuant to Section 6.4 hereof) will take all necessary action as promptly as practicable to permit an appropriate amendment or supplement to be transmitted to its shareholders entitled to vote at such meeting.

(b)    Within 25 days after the date of this Agreement, Progress shall furnish FleetBoston with all information about or pertaining to Progress and the Progress Subsidiaries as is reasonably deemed by FleetBoston to be necessary or appropriate for the preparation of the Registration Statement. The information regarding Progress and the Progress Subsidiaries to be supplied by Progress for inclusion in the Registration Statement will not, at the time the Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c)    The information regarding FleetBoston and the FleetBoston Subsidiaries to be supplied by FleetBoston for inclusion in the Registration Statement will not, at the time the Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(d)    FleetBoston also shall take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the Merger and each of Progress and FleetBoston shall furnish all information concerning it and the holders of its Common Stock as may be reasonably requested in connection with any such action.

(e)    Prior to the Effective Time, FleetBoston shall take such actions as may be necessary and appropriate to effect the listing on the NYSE of the additional shares of FleetBoston Common Stock to be issued by FleetBoston in exchange for the shares of Progress Common Stock.

(f)    FleetBoston will prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including without limitation the Merger and the Bank Merger). Progress shall cooperate with FleetBoston to effect the foregoing, and will promptly furnish FleetBoston with all information about or pertaining to Progress and the Progress Subsidiaries as is reasonably deemed by FleetBoston to be necessary or appropriate for such filings. Progress and FleetBoston shall have the right to review in advance, and will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Progress or FleetBoston, as the case may be, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that nothing contained herein shall be deemed to provide either party with a right to review any information provided to any Governmental Entity on a confidential basis in connection with the transactions contemplated hereby. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to contemplation of the transactions contemplated herein.

(g)    FleetBoston and Progress shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval (defined in Section 7.1(b) hereof) will not be obtained or that the receipt of any such approval will be materially delayed.

6.2    No Solicitation by Progress.

(a)    From the date of this Agreement through the Effective Time, Progress shall not, nor shall it permit any Progress Subsidiary to, nor shall it authorize or permit any of its or any Progress Subsidiary’s directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any Progress Subsidiary to, directly or indirectly through another person, (i) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or that is likely to result in, any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Competing Proposal (as defined in Section 9.13), (ii) enter into any agreement with respect to a Competing Proposal, (iii) participate in any discussions or negotiations regarding any Competing Proposal or (iv) make or authorize any statement, recommendation or solicitation in support of any Competing Proposal;

provided, however, that if, and only to the extent that, (A) the approval of this Agreement by Progress’s stockholders has not occurred and (B) the Board of Directors of Progress determines in good faith, after consultation with its outside legal and financial advisors, that the failure to do so would or could reasonably be expected to breach the fiduciary duties of the Board of Directors of Progress under applicable law, Progress may, in response to a bona fide, written Competing Proposal not solicited in violation of this Section 6.2(a) that the Board of Directors of Progress believes in good faith constitutes a Superior Competing Proposal (as defined in Section 9.13), subject to compliance with Section 6.2(b), (1) furnish information with respect to Progress to any person making such a Superior Competing Proposal pursuant to a customary confidentiality agreement (as determined by Progress after consultation with its outside counsel) on terms no more favorable to such person than the terms contained in any such agreement between Progress and FleetBoston, (2) participate in discussions or negotiations regarding such a Superior Competing Proposal and (3) subject to the terms of Section 8.1(h), enter into an acquisition agreement or similar agreement (each, an “Acquisition Agreement”) with respect to a Superior Competing Proposal.

(b)    In addition to the obligations of Progress set forth in Section 6.2(a), Progress shall promptly advise FleetBoston orally and in writing of any Competing Proposal (or any inquiry which could lead to a Competing Proposal) and keep FleetBoston informed, on a current basis, of the continuing status thereof.

6.3    Access to Information.

(a)    Upon reasonable notice and subject to applicable Laws, Progress shall accord to the officers, employees, accountants, counsel and other representatives of FleetBoston, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, Progress shall make available to FleetBoston (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws and (ii) all other information concerning its business, properties and personnel as FleetBoston may reasonably request. Progress shall promptly provide FleetBoston with true, correct and complete copies of all financial and other information provided to directors of Progress in connection with meetings of its Board of Directors or committees thereof (except for materials that relate to the Merger, this Agreement or any other matter Progress reasonably determines should be treated as confidential). Neither Progress nor any Progress Subsidiary shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Progress’s customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)    All information furnished to FleetBoston by Progress pursuant to Section 6.3(a) shall be subject to, and FleetBoston shall hold all such information in confidence in accordance with, the provisions of the Confidentiality Agreement dated as of July 9, 2003, and the Confidentiality Agreement dated as of August 18, 2003, between Progress and FleetBoston (the “Confidentiality Agreements”).

(c)    No investigation by either of the parties or their respective representatives shall affect the representations and warranties, covenants or agreements of the other set forth herein.

6.4    Shareholder Meeting.

Progress shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders within 35 days after the Registration Statement becomes effective for the purpose of voting upon the approval and adoption of this Agreement (the “Special Meeting”). Progress shall, through its Board of Directors, recommend to its stockholders approval and adoption of this Agreement, which provides for the Merger and the other transactions contemplated hereby, and shall, through its management and Board of Directors, oppose any third party proposal or other action that is inconsistent with this Agreement or the consummation of the Merger or the other transactions contemplated hereby; provided, however, that the Board of Directors of Progress may, subject to the provisions of Section 8.1(g), withdraw, modify, condition or refuse to make such recommendation if the Board of Directors of Progress determines, in good faith after consultation with its outside financial and legal advisors, that the failure to take such action would or could reasonably be expected to breach its fiduciary obligations under applicable law.

6.5    Legal Conditions to Merger.

Subject to the terms and conditions of this Agreement, each of FleetBoston and Progress shall use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by Progress or FleetBoston in connection with the Merger and the other transactions contemplated by this Agreement.

6.6    Employees.

(a)    After the Effective Time, except to the extent that FleetBoston or the FleetBoston Subsidiaries continue Plans in effect, employees of Progress or any of the Progress Subsidiaries who become employed by FleetBoston or any FleetBoston Subsidiary (“Covered Employees”) will be eligible for employee benefits that FleetBoston or such subsidiary, as the case may be, provides to its employees generally and, except as otherwise required by this Agreement, on substantially the same basis as is applicable to such employees; provided that nothing in this Agreement shall require any duplication of benefits. FleetBoston will or will cause Fleet National Bank to (i) give credit to Covered Employees (and their dependants) with respect to the satisfaction of the limitations as to pre-existing condition exclusions, evidence of insurability requirements and waiting periods for participation and coverage that are applicable under the employee welfare benefit plans (within the meaning of Section 3(1) of ERISA) of FleetBoston or Fleet National Bank, equal to the credit that any such employee had received as of the Effective Time towards the satisfaction of any such limitations and waiting periods under the comparable employee welfare benefit plans of Progress or Progress Subsidiaries and to waive preexisting condition limitations to the same extent waived under the corresponding Plan. Each Covered Employee will receive credit for purposes of eligibility to participate, vesting and benefit accrual (but not for benefit accrual purposes under any qualified defined benefit plan maintained by FleetBoston), under any FleetBoston employee benefit plan, arrangement or policy (including but not limited to vacation, sick and other leave policies) to which such employee is eligible to participate after the Effective Time for services accrued or deemed accrued prior to the Effective Time with Progress or any Progress Subsidiary.

(b)    After the Merger, FleetBoston and each of its relevant subsidiaries will honor, without modification, and perform the obligations of Progress under the contracts, plans and arrangements listed in Section 6.6(b) of the Progress Disclosure Schedule. FleetBoston acknowledges and agrees that (i) the consummation of the Merger shall constitute a “change-in-control” of Progress for purposes of the employment, severance, change-in-control and other compensation agreements and arrangements disclosed in the Progress Disclosure Schedule, (ii) the persons covered by such employment and change-in-control agreements would be entitled to terminate their employment and receive severance benefits as of the Effective Time, and (iii) the persons covered by employment and change-in-control agreements shall receive severance benefits as of the Effective Time pursuant to their agreements even if they are subsequently re-hired by FleetBoston or a FleetBoston Subsidiary, except as set forth in Section 6.6(b) of the Progress Disclosure Schedule.

(c)    FleetBoston shall pay any employee of Progress or any Progress Subsidiary who is not otherwise covered by a specific employment, termination, severance or change-in-control agreement and who is terminated by FleetBoston or an affiliate of FleetBoston for a reason other than “termination for cause” (as defined below) in the one-year period immediately following the Effective Time, the severance and other benefits set forth below:

(i)    severance in an amount equal to two (2) weeks base salary multiplied by the number of full years of service of such terminated employee to Progress or any Progress Subsidiary, as recognized on the books of Progress or the Progress Subsidiary, provided that all such employees shall be entitled to receive a minimum severance payment of four (4) weeks and a maximum severance payment of twenty-six (26) weeks base salary; and

(ii)    out-placement services to terminated employees of Progress or a Progress Subsidiary consistent with FleetBoston’s past practices.

For this purpose, “termination for cause” means the termination of an employee’s employment due to any act that is deemed inimical to the best interests of FleetBoston or any Affiliate, including, but not limited to: (a) gross misconduct in respect of the employee’s duties for FleetBoston or any Affiliate, (b) conviction of a felony or perpetration of a common law fraud, (c) failure to comply with applicable laws or regulations with respect to the execution of FleetBoston’s or the Affiliate’s businesses, (d) violation of FleetBoston policies or Code of Ethics and Business Conduct or (e) theft, fraud, embezzlement, dishonesty or other conduct that has resulted or is likely to result in material economic or other damage to FleetBoston or any Affiliate.

(d)    The Progress Employee Stock Ownership Plan (the “Progress ESOP”) shall be terminated as of the Effective Time. Promptly after the Effective Time, the trustees of the Progress ESOP shall sell a sufficient number of shares of FleetBoston Common Stock received with respect to the Progress Common Stock held, unallocated, in the suspense account in the Progress ESOP such that the proceeds of such sale shall equal or exceed the then outstanding ESOP indebtedness and shall apply the proceeds from such sale to the payment of the ESOP indebtedness. Any remaining shares of FleetBoston Common Stock and cash held in the suspense account after the repayment of the ESOP indebtedness shall be allocated to the ESOP participants in accordance with the terms of the Progress ESOP and applicable laws and regulations. In connection with the termination of the Progress ESOP, Progress shall promptly apply to the IRS for a favorable determination letter on the tax-qualified status of the Progress ESOP on termination and any amendments made to the Progress ESOP in connection with its termination or otherwise, if such amendments have not previously received a favorable determination letter from the IRS with respect to their qualification under Code Section 401(a). Any amendments to the Progress ESOP requested by the IRS prior to the Effective Time shall be adopted by Progress and Progress Bank, and any amendments requested by the IRS after the Effective Time shall be adopted by FleetBoston if upon advice of legal counsel to FleetBoston such amendments are appropriate. Any and all distributions from the Progress ESOP after its termination shall be made consistent with the aforementioned determination letter from the IRS. The account balances of participants in the Progress ESOP will be distributed as soon as practicable after the later of (i) the Effective Time and (ii) the receipt of a favorable determination letter for termination of the Progress ESOP from the IRS. Prior to the Effective Time, Progress and Progress Bank shall make contributions to, and payments on the loan of, the Progress ESOP consistent with past practices on regularly scheduled payment dates.

(e)    Concurrently with the execution of this Agreement, (i) FleetBoston, Fleet National Bank and W. Kirk Wycoff shall enter into an Employment Agreement, and (ii) FleetBoston, Fleet National Bank, Progress, Progress Bank and W. Kirk Wycoff shall enter into a Termination and Release Agreement.

6.7    Indemnification.

(a)    In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, (i) a director or officer or employee of Progress, or (ii) at the request of Progress, a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer or employee of Progress or any Progress Subsidiary or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and defend against and respond thereto to the extent permitted by applicable law and the Certificate of Incorporation and Bylaws of Progress as in effect on the date hereof. It is understood and agreed that from and after the Effective Time, FleetBoston shall indemnify and hold harmless, as and to the fullest extent permitted by applicable law and the Articles of Incorporation and By-Laws of FleetBoston as in effect on the date hereof (subject to change as required by law), each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with FleetBoston; provided, however, that (1) FleetBoston shall have the right to assume the defense thereof and upon such assumption FleetBoston shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if FleetBoston elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues that raise conflicts of interest between FleetBoston and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to FleetBoston, and FleetBoston shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) FleetBoston shall be obligated pursuant to this paragraph to pay for only one firm of counsel in any one jurisdiction for each Indemnified Party, (3) FleetBoston shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld or delayed, provided, however, that if such settlement involves equitable relief, FleetBoston may withhold such consent in its sole discretion), and (4) FleetBoston shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law, or by the Articles of Incorporation or By-Laws of FleetBoston. FleetBoston shall have no obligation to advance expenses incurred in connection with a threatened or pending action, suit or preceding in advance of final disposition of such action, suit or proceeding, unless (i) FleetBoston would be permitted to advance such expenses pursuant to the RIBCA and FleetBoston’s Articles of Incorporation or By-Laws, and (ii) FleetBoston receives an undertaking by the Indemnified Party to repay such amount if it is determined that such party is not entitled to be indemnified by FleetBoston pursuant to the RIBCA and FleetBoston’s Articles of Incorporation or By-Laws. Any Indemnified Party wishing to claim indemnification under this Section 6.7, upon learning of any such claim, action, suit, proceeding or investigation, shall notify FleetBoston thereof; provided, however, that the failure to so notify shall not affect the obligations of FleetBoston under this Section 6.7 except to the extent such failure to notify materially prejudices FleetBoston. FleetBoston’s obligations under this Section 6.7 continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. FleetBoston shall pay all reasonable costs and expenses, including attorneys’ fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided for in this Section 6.7 to the fullest extent permitted by applicable law.

(b)    Nothing contained in Section 6.7(a) or any other provision of this Agreement shall limit any right to indemnification that any current or former director, officer, employee or agent of Progress may have under applicable law or regulation or the certificate of incorporation, charter, bylaws or equivalent documents of any Progress Subsidiary, in each case as in effect on the date hereof, which FleetBoston agrees to honor in accordance with their terms. Without limiting the foregoing, FleetBoston also agrees that the limitations on liability existing in favor of the Indemnified Parties in Progress’s Certificate of Incorporation or Bylaws or the equivalent documents of any Progress Subsidiary as in effect on the date hereof with respect to matters occurring prior to the Effective Time shall survive the Merger and the Bank Merger and shall continue in full force and effect from and after the Effective Time.

(c)    FleetBoston shall use its reasonable best efforts to cause the persons serving as executive officers and directors of Progress immediately prior to the Effective Time and who are, as of the date of this Agreement, individually covered by a directors’ and officers’ liability insurance policy to be covered for a period of six years after the Effective Time by the directors’ and officers’ liability insurance policy maintained by Progress on the date hereof (provided that FleetBoston may substitute therefore policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such executive officers and directors in their capacity as such; provided however, that in no event shall FleetBoston be required to expend in any one year pursuant to this Section 6.7(b) more than an amount equal to 200% percent of the current annual amount expended by Progress to maintain or procure insurance coverage pursuant hereto (which current amount is set forth at Section 6.7(b) of the Progress Disclosure Schedule) for such insurance (the “Insurance Amount”), and provided further that if FleetBoston is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, FleetBoston shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount. In connection with the foregoing, Progress agrees to provide such insurer or substitute insurer with such representations as such insurer may reasonably request with respect to the reporting of any prior claims.

(d)    In the event FleetBoston or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of FleetBoston assume the obligations set forth in this Section 6.7.

(e)    The provisions of this Section 6.7 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.8    Subsequent Interim and Annual Financial Statements.

As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter (other than the fourth fiscal quarter, as to which the time period shall be 90 days), Progress will deliver to FleetBoston its unaudited financial statements as of the end of each such period. As soon as they are available, Progress will deliver to FleetBoston its audited financial statements following the end of its fourth quarter and the Thrift Financial Reports of Progress Bank.

6.9    Additional Agreements.

In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, or to vest the Surviving Corporation or the Surviving Bank with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or the constituent banks to the Bank Merger, the proper officers and directors of each party to this Agreement and FleetBoston’s and Progress’s subsidiaries shall take all such necessary action as may be reasonably requested by FleetBoston.

6.10    Advice of Changes.

FleetBoston and Progress shall promptly advise the other party of any change or event that, individually or in the aggregate, has or would be reasonably likely to have a Material Adverse Effect on it or to cause or constitute a material breach of any of its representations, warranties or covenants contained herein. From time to time prior to the Effective Time, each party will promptly supplement or amend its disclosure schedule delivered in connection with the execution of this Agreement to reflect any matter that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such disclosure schedule or that is necessary to correct any information in such disclosure schedule that has been rendered inaccurate thereby. No supplement or amendment to such disclosure schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Sections 7.2(a) or 7.3(a) hereof, as the case may be, or the compliance by Progress or FleetBoston with the covenants set forth in Section 5.1 and 5.2, respectively.

6.11    Current Information.

During the period from the date of this Agreement to the Effective Time, Progress will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than monthly) with representatives of FleetBoston and to report the general status of the ongoing operations of Progress. Progress will promptly notify FleetBoston of any material change in the normal course of business or in the operation of the properties of Progress and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of litigation involving Progress, and will keep FleetBoston fully informed of such events.

6.12    Execution and Authorization of Bank Merger Agreement.

Prior to the Effective Time, FleetBoston shall cause Fleet National Bank, and Progress shall cause Progress Bank, to execute and deliver the Bank Merger Agreement in substantially the form of Exhibit A.

6.13    Transaction Expenses of Progress.

(a)    Within thirty (30) days after the date hereof, Progress will amend Section 6.13(a) of the Progress Disclosure Schedule to include an estimated budget of transaction-related expenses reasonably anticipated to be payable by Progress in connection with this transaction, including the fees and expenses of counsel, accountants, investment bankers and other professionals.

(b)    Promptly after the execution of this Agreement, Progress shall ask all of its attorneys and other professionals to render current and correct invoices for all unbilled time and disbursements. Progress shall accrue and/or pay all of such amounts that are actually due and owing as soon as possible. Between the date hereof and the Closing Date, Progress shall accrue for or pay all fees and expenses incurred during such period in connection with this Agreement and the transactions contemplated hereby.

(c)    Progress shall advise FleetBoston monthly of all out-of-pocket expenses that Progress incurs in connection with the transactions contemplated hereby.

6.14    Affiliates.

Progress shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of Progress to deliver to FleetBoston, as soon as practicable after the date of this Agreement, a written agreement in the form of Exhibit B hereto.

6.15    Dividends.

Notwithstanding any provision of this Agreement to the contrary, the parties agree that Progress may declare and pay a regular quarterly dividend on the Progress Common Stock in an amount not to exceed $0.13 per share for the third quarter of 2003, which shall be payable on October 31, 2003, and a regular quarterly dividend in the same amount on the Progress Common Stock for the fourth quarter of 2003, which shall be payable on the earlier of (i) the Closing Date (as defined in Section 9.1 hereof) and (ii) January 31, 2004. In the event that the Closing does not occur prior to April 1, 2004, Progress shall be entitled to declare and pay a regular quarterly dividend in an amount not to exceed $0.13 per share for the first fiscal quarter of 2004, which shall be payable on the earlier of the Closing Date and April 30, 2004. In the event that the Closing occurs after the record date for the FleetBoston dividend in any FleetBoston fiscal quarter after the fiscal quarter ended December 31, 2003, then FleetBoston shall pay at the Closing a cash dividend to the holders of Progress Common Stock equal to the sum of (i) the quotient of the number of days from the end of FleetBoston’s previous fiscal quarter to the Closing Date divided by 90, multiplied by $0.13, plus (ii) the quotient of the number of days from the Closing Date to the end of the FleetBoston fiscal quarter in which the Closing occurs divided by 90, multipled by $0.35, multiplied by the Exchange Ratio.

6.16    Certain Modifications; Restructuring Charges.

(a)    At the request of FleetBoston, each of Progress and the Progress Subsidiaries shall, consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, modify or change its loan, other real estate owned, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of FleetBoston, provided, however, that no such modifications or changes need be made prior to the satisfaction of the conditions set forth in Section 7.1. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Progress or its management with any such adjustments.

(b)    No modification, change or any other action taken by Progress or any of the Progress Subsidiaries pursuant to this Section 6.16 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. FleetBoston agrees to hold harmless, indemnify and defend Progress and the Progress Subsidiaries, and their respective directors, officers and employees, for any loss, claim, liability or other damage caused by or resulting from compliance with this Section 6.16, unless this Agreement has been terminated pursuant to Section 8.1(g) or (h) hereof.

6.17    Section 16 Matters.

Prior to the Effective Time, FleetBoston and Progress shall use reasonable best efforts to cause any dispositions of Progress equity securities (including derivative securities with respect to Progress equity securities) or acquisitions of FleetBoston equity securities (including derivative securities with respect to FleetBoston equity securities) resulting from the transactions contemplated by this Agreement by each officer or director of FleetBoston or Progress who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act as a result of the transactions contemplated hereby) with respect to equity securities of FleetBoston or Progress to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated thereunder. Progress agrees to furnish FleetBoston promptly with all requisite information necessary for FleetBoston to take the action contemplated by this Section 6.17.

6.18    Transition.

Commencing following the date hereof, and subject to the terms of this Agreement, FleetBoston and Progress shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts to facilitate the integration of Progress and the Progress Subsidiaries, including Progress Bank, with the businesses of FleetBoston and the FleetBoston Subsidiaries following consummation of the Merger and the Bank Merger.

6.19    Termination of Employee Stock Purchase Plan.

Progress shall take such actions as are necessary to terminate Progress’s Employee Stock Purchase Plan as of December 31, 2003. After such termination, employee participants in such Employee Stock Purchase Plan shall not be granted options to purchase shares of Progress Common Stock and shall not be permitted to continue to have Progress withhold any monies for investment in such Employee Stock Purchase Plan.

6.20    Accountant’s Comfort Letter.

Progress shall use its reasonable best efforts to cause to be delivered on the respective dates thereof to FleetBoston “comfort letters” from PricewaterhouseCoopers LLC, Progress’s independent public accountants, dated the date on which the Proxy Statement/Prospectus or last amendment thereto shall be approved for use, and dated the date of the Closing (defined in Section 9.1 hereof), and addressed to FleetBoston, with respect to Progress’s financial data presented in the Proxy Statement/Prospectus, which letters shall be based upon Statements on Auditing Standards Nos. 72 and 76 and be in form and substance reasonably satisfactory to FleetBoston and customary in scope for comfort letters prepared by independent public accountants in connection with registration statements on Form S-4.

6.21    Termination of Agent Bank Agreement.

Progress shall take and cause to be taken all actions necessary under the Agent Bank Agreement between First National Bank of Omaha (f/k/a First National Bank South Dakota) and Progress Bank dated April 1, 1999, (together with all addenda thereto, the “Agent Bank Agreement”) to prevent renewal of the Agent Bank Agreement, and to provide for its expiration at the end of its current term on March 31, 2004. Such actions shall include without limitation written notice of non-renewal to be provided by Progress Bank by certified mail no later than October 1, 2003 sufficient to effect the expiration of the Agent Bank Agreement on March 31, 2004.

ARTICLE VII

CONDITIONS PRECEDENT

7.1    Conditions to Each Party’s Obligation To Effect the Merger.

The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Shareholder Approvals.

This Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of Progress Common Stock entitled to vote thereon.

(b)    Other Approvals.

All regulatory approvals required to consummate the Merger and the Bank Merger shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”). No Requisite Regulatory Approval shall contain a non-customary condition that FleetBoston reasonably determines to be burdensome or otherwise alters the benefits for which it bargained in this Agreement.

(c)    Registration Statement.

The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d)    Stock Exchange Listing.

The shares of FleetBoston Common Stock that shall be issued upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(e)    No Injunctions or Restraints; No Pending Actions.

No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits, restricts or makes illegal consummation of the Merger.

7.2    Conditions to Obligations of FleetBoston.

The obligation of FleetBoston to effect the Merger is also subject to the satisfaction or waiver by FleetBoston at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties.

The representations and warranties of Progress set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided, however, that for purposes of this Section 7.2(a), such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect in such representations and warranties, has had or is reasonably likely to have a Material Adverse Effect on Progress. FleetBoston shall have received a certificate signed on behalf of Progress by each of the President and Chief Executive Officer and the Chief Financial Officer of Progress to the foregoing effect.

(b)    Performance of Covenants and Agreements of Progress.

Progress shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date. FleetBoston shall have received a certificate signed on behalf of Progress by each of the President and Chief Executive Officer and the Chief Financial Officer of Progress to such effect.

(c)    Consents under Agreements.

The consent, approval or waiver of each person (other than the Requisite Regulatory Approvals referred to in Section 7.1(b) hereof) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation pursuant to the Merger to any obligation, right or interest of Progress under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument shall have been obtained, except for those, the failure of which to obtain, will not result in a Material Adverse Effect on Progress or FleetBoston.

(d)    Federal Income Tax Opinion.

FleetBoston shall have received an opinion of Edwards & Angell LLP, counsel to FleetBoston (“FleetBoston’s Counsel”), dated the Effective Time, in form and substance reasonably satisfactory to FleetBoston, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, FleetBoston’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of FleetBoston, Progress and others, reasonably satisfactory in form and substance to such counsel.

(e)    No Material Adverse Change.

There shall have been no changes, other than changes contemplated by this Agreement, in the business, operations, condition (financial or otherwise), assets or liabilities of Progress or any Progress Subsidiary (regardless of whether or not such events or changes are inconsistent with the representations and warranties given herein) that individually or in the aggregate has had, would have, or is reasonably likely to have a Material Adverse Effect on Progress.

7.3    Conditions to Obligations of Progress.

The obligation of Progress to effect the Merger is also subject to the satisfaction or waiver by Progress at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties.

The representations and warranties of FleetBoston set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this Section 7.3(a), such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or is reasonably likely to have a Material Adverse Effect on FleetBoston. Progress shall have received a certificate signed on behalf of FleetBoston by each of the President and the Chief Financial Officer of FleetBoston to the foregoing effect.

(b)    Performance of Covenants and Agreements of FleetBoston.

FleetBoston shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date. Progress shall have received a certificate signed on behalf of FleetBoston by each of the President and the Chief Financial Officer of FleetBoston to such effect.

(c)    Consents under Agreements.

The consent or approval or waiver of each person (other than the Requisite Regulatory Approvals referred to in Section 7.1(b)) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument to which FleetBoston is a party or is otherwise bound shall have been obtained, except for those, the failure of which to obtain, will not result in a Material Adverse Effect on FleetBoston.

(d)    Federal Income Tax Opinion.

Progress shall have received an opinion of Elias, Matz, Tiernan & Herrick LLP (“Progress’s Counsel”), in form and substance reasonably satisfactory to Progress, dated the Effective Timee, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Progress’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of FleetBoston, Progress and others, reasonably satisfactory in form and substance to such counsel.

(e)    No Material Adverse Change.

There shall have been no changes, other than changes contemplated by this Agreement, in the business, operation, condition (financial or otherwise), assets or liabilities of FleetBoston or any FleetBoston

Subsidiary (regardless of whether or not such events or changes are inconsistent with the representations and warranties given herein) that individually or in the aggregate has had, would have, or is reasonably likely to have a Material Adverse Effect on FleetBoston.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1    Termination.

This Agreement may be terminated at any time prior to the Effective Time (except for a termination pursuant to Section 8.1(j)), whether before or after approval of the matters presented in connection with the Merger by the shareholders of Progress:

(a)    by mutual consent of FleetBoston and Progress in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b)    by either FleetBoston or Progress (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained herein that, individually or in the aggregate, would give the other party the right to terminate this Agreement) if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of the other party, if such breach, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on the breaching party, and such breach shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party hereto or such breach, by its nature, cannot be cured prior to the Closing;

(c)    by either FleetBoston or Progress (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained herein that, individually or in the aggregate, would give the other party the right to terminate this Agreement) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, and such breach shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party hereto or such breach, by its nature, cannot be cured prior to the Closing;

(d)    by either FleetBoston or Progress if the Merger shall not have been consummated on or before June 30, 2004, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(e)    by either FleetBoston or Progress upon written notice to the other party (i) 30 days after the date on which any request or application for a Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity that must grant such Regulatory Approval, unless within the 30-day period following such denial or withdrawal the parties agree to file, and have filed with the applicable Governmental Entity, a petition for rehearing or an amended application, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(e), if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(f)    by either FleetBoston or Progress (provided that in the case of Progress that it is not in material breach of its obligations under Section 6.4 hereof) if the approval of the shareholders of Progress hereto required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of shareholders or at any adjournment or postponement thereof;

(g)    by FleetBoston, if (i) the management of Progress or its Board of Directors, for any reason, fails to call and hold within 35 days of the approval for use of the Proxy Statement/Prospectus a special meeting of

Progress’s shareholders to consider and approve this Agreement and the transactions contemplated hereby, (ii) the Board of Directors of Progress does not publicly recommend in the Proxy Statement/Prospectus that Progress’s stockholders approve and adopt this Agreement, (iii) after recommending in the Proxy Statement/Prospectus that such stockholders approve and adopt this Agreement, the Board of Directors of Progress shall have withdrawn, modified or amended such recommendation in any manner adverse to FleetBoston, or (iv) the Board of Directors of Progress shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in any Competing Proposal; or

(h)    by Progress, at any time prior to the meeting of the stockholders of Progress contemplated by Section 6.4 hereof, in order to concurrently enter into an Acquisition Agreement with respect to a Superior Competing Proposal which has been received and considered by Progress and the Board of Directors of Progress in compliance with Section 6.2 hereof, provided, however, that this Agreement may be terminated by Progress pursuant to this Section 8.1(h) only after the fifth business day following FleetBoston’s receipt of written notice from Progress advising FleetBoston that Progress is prepared to enter into an Acquisition Agreement with respect to a Superior Competing Proposal, and only if, during such five-business day period, FleetBoston does not, in its sole discretion, make an offer to Progress that the Board of Directors of Progress determines in good faith, after consultation with its financial and legal advisors, is at least as favorable as the Superior Competing Proposal.

8.2    Effect of Termination; Breakup Fee.

(a)    In the event of termination of this Agreement by either FleetBoston or Progress as provided in Section 8.1 hereof, this Agreement shall forthwith become void and have no effect except (i) as set forth in this Section 8.2, the last sentence of Section 6.16(b) and Section 9.3, which shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful or intentional breach of any provision of this Agreement. Termination of this Agreement by any party for any reason shall not have any effect on the Confidentiality Agreements.

(b)    In recognition of the efforts, expenses and other opportunities foregone by FleetBoston while structuring and pursuing the Merger, the parties hereto agree that Progress shall pay to FleetBoston a termination fee of $8.0 million in the manner set forth below, and shall reimburse FleetBoston for reasonable expenses incurred in connection with this Agreement and the transactions contemplated herein, if:

(i)    this Agreement is terminated by FleetBoston pursuant to Section 8.1(g) or by Progress under Section 8.1(h); or

(ii)    (1) this Agreement is terminated by (A) FleetBoston pursuant to Section 8.1(c) or (B) by either FleetBoston or Progress pursuant to Section 8.1(f) and in the case of any termination pursuant to clause (A) or (B) a Competing Proposal shall have been publicly announced or otherwise communicated or made known to the senior management of Progress or the Progress Board of Directors (or any person shall have publicly announced, communicated or made known an intention, whether or not conditional, to make a Competing Proposal) at any time after the date of this Agreement and prior to the taking of the vote of the shareholders of Progress contemplated by this Agreement at the Special Meeting, in the case of clause (B), or the date of termination of this Agreement, in the case of clause (A), and (2) within 12 months after such termination of this Agreement, Progress or a Subsidiary of Progress enters into any agreement with respect to, or consummates, a transaction which is the subject of a Competing Proposal.

Any amount that becomes payable pursuant to this Section 8.2(b) shall be paid by wire transfer of immediately available funds to an account designated by FleetBoston.

(c)    Progress and FleetBoston agree that the agreement contained in paragraph (b) of this Section 8.2 is an integral part of the transactions contemplated by this Agreement, that without such agreement FleetBoston would not have entered into this Agreement and that such amounts do not constitute a penalty or liquidated damages in the event of a breach of this Agreement by Progress. If Progress fails to pay FleetBoston the amounts due under paragraph (b) above within the time periods specified therein, Progress shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by FleetBoston in connection with any action in which FleetBoston prevails, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

8.3    Amendment.

Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Board of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Progress; provided, however, that after any approval of the transactions contemplated by this Agreement by Progress’s shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement which by law requires further approval of the shareholders of Progress without obtaining such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4    Extension; Waiver.

At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1    Closing.

Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. at the offices of Edwards & Angell, LLP, counsel to FleetBoston, on a date and place specified by the Parties, which shall be no later than five business days after receipt of both the Requisite Regulatory Approvals and the approval of the shareholders of Progress, or on such other date, place and time as the parties may agree in writing (the “Closing Date”), provided that in no event shall the Closing occur prior to January 1, 2004.

9.2    Nonsurvival of Representations, Warranties and Agreements.

None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.3    Expenses.

All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, provided, however, that the costs and expenses of printing and mailing the Proxy Statement/Prospectus to the shareholders of Progress shall be shared equally by FleetBoston and Progress, and provided further that nothing contained herein shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s willful breach of any provision of this Agreement.

9.4    Notices.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)    if to FleetBoston, to:

FleetBoston Financial Corporation

100 Federal Street, 25th Floor

Boston, MA 02110

Attn.:    Terrence P. Laughlin

               Senior Vice President

with a copy (which shall not constitute notice) to:

Edwards & Angell LLP

2800 Financial Plaza

Providence, RI 02903-2499

Attn.:    V. Duncan Johnson, Esq.

And

(b)    if to Progress, to:

Progress Financial Corporation

4 Sentry Parkway - Suite 200

P.O. Box 3036

Blue Bell, Pennsylvania 19422-0364

Attn.:    W. Kirk Wycoff

    Chairman, President and Chief Executive Officer

With a copy (which shall not constitute notice) to:

Elias, Matz, Tiernan & Herrick L.L.P.

734 15th Street, N.W.

Washington, D.C. 20005

Attn.:    Raymond A. Tiernan, Esq.

9.5    Interpretation.

When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or an Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer toAugust 27, 2003.

9.6    Counterparts.

This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party hereto and delivered to the other party, it being understood that all parties need not sign the same counterpart.

9.7    Entire Agreement.

This Agreement (including the disclosure schedules, documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreements referenced in Section 6.3(b).

9.8    Governing Law.

This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law rules.

9.9    Enforcement of Agreement.

The parties hereto agree that irreparable damage would occur in the event that the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.10    Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.11    Publicity.

(a)    Except as set forth below, so long as this Agreement is in effect, neither FleetBoston nor Progress shall, or shall permit any of FleetBoston’s or Progress’s Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement, without the consent of the other party, which consent shall not be unreasonably withheld. If either FleetBoston or Progress, or any of FleetBoston’s or Progress’s Subsidiaries, is required by law or the rules of the NYSE or Nasdaq, as applicable, to issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement, then FleetBoston or Progress, as the case may be, shall have the right to review the disclosure prior to it being released. FleetBoston and Progress shall cooperate to prepare a joint press release announcing the signing of this Agreement and the transactions contemplated hereunder.

(b)    Notwithstanding anything contained in this Agreement to the contrary, Progress and FleetBoston (and each of their respective employees, representatives, or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and any facts that may be relevant to the tax structure of the transactions contemplated by this Agreement beginning on the earliest of (i) the date of the public announcement of discussions relating to the transactions contemplated by this Agreement, (ii) the date of public announcement of the transactions contemplated by this Agreement or (iii) the date of the execution of an agreement (with or without conditions) to enter into the transactions contemplated by this Agreement; provided, however, that neither Progress nor FleetBoston (nor any of their respective employees, representatives or other agents thereof) may disclose any other information that is not relevant to understanding the tax treatment and tax structure of the transactions contemplated by this Agreement or the Bank Merger Agreement, or any other information to the extent that such disclosure could result in a violation of any federal or state securities law.

9.12    Assignment; Limitation of Benefits.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, and the covenants, undertakings and agreements set out herein shall be solely for the benefit of, and shall be enforceable only by, the parties hereto and their permitted assigns.

9.13    Additional Definitions.

In addition to any other definitions contained in this Agreement, the following words, terms and phrases shall have the following meanings when used in this Agreement.

“Average Closing Price” means the average of the daily last sale prices of FleetBoston Common Stock as reported on the NYSE for the 10 consecutive full trading days in which such shares are traded on the NYSE ending at the close of trading on the Determination Date.

“Determination Date” means the date on which the last of the Requisite Regulatory Approvals shall be received.

“Competing Proposal” means any of the following involving Progress or any Progress Subsidiary: any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase by such person of Progress, any Progress Subsidiary or any business line of Progress that constitutes 15% or more of the net revenues, net income or assets of Progress and the Progress Subsidiaries, taken as a whole, or 15% or more of any class of equity securities of Progress or Progress Bank, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of Progress or Progress Bank, any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Progress or Progress Bank, other than the transactions contemplated by this Agreement.

“Knowledge” means with respect to any entity, the actual knowledge of such entity’s directors and senior executive officers in the ordinary course of their duties in such positions.

“Laws” means any and all statutes, laws, ordinances, rules, regulations, orders, permits, judgments, injunctions, decrees, case law and other rules of law enacted, promulgated or issued by any Governmental Entity.

“Lien” means any lien, pledge, security interest, mortgage, deed of trust, claim, encumbrance, easement, servitude, encroachment, charge or similar right of any other person of any kind or nature whatsoever, other than those that customarily arise under securities laws in private transactions and those created by FleetBoston under this Agreement.

“Material Adverse Effect” means (A) with respect to Progress, a material adverse effect on (i) the business, results of operations or financial condition of Progress and the Progress Subsidiaries taken as a whole, or (ii) the ability of Progress and Progress Bank to timely consummate the transactions contemplated hereby; and (B) with respect to FleetBoston, a material adverse effect on (i) the business, results of operations or financial condition of FleetBoston and the FleetBoston Subsidiaries taken as a whole, or (ii) the ability of FleetBoston and Fleet National Bank to timely consummate the transactions contemplated hereby; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (c) changes in general economic conditions, including interest rates, applicable to banks or savings associations and their holding companies generally and (d) the effects of the Merger and compliance by FleetBoston or Progress with the provisions of this Agreement on the business, financial condition or results of operations of FleetBoston or Progress and their respective subsidiaries taken as a whole.

“Starting Price” means $30.00.

“Superior Competing Proposal” means any of the following involving Progress or any Progress Subsidiary: any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Progress Common Stock then outstanding or all or substantially all the assets of Progress, and otherwise on terms which the Board of Directors of Progress, determines in its good faith judgment (based on the opinion of Ryan, Beck & Co., Inc., or another financial advisor of nationally recognized reputation) to be more favorable to its stockholders than the Merger and for which financing, to the extent required, is then committed or which if not committed is, in the good faith judgment of its Board of Directors, reasonably capable of being obtained by such third party.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, FleetBoston and Progress have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the date first above written.

ATTEST:	FLEETBOSTON FINANCIAL CORPORATION

By:	By:
Name:	Name:	Terrence P. Laughlin
Title:	Title:	Senior Vice President

ATTEST:	PROGRESS FINANCIAL CORPORATION

By:	By:
Name:	Name:	W. Kirk Wycoff
Title:	Title:	President and Chief Executive Officer

INDEX OF DEFINED TERMS

Definition	Section

“Acquisition Agreement”	6.2(a)

“Agreement”	Preamble

“Anti-Money Laundering Laws”	3.19(d)

“Articles of Merger”	1.2

“Average Closing Price”	9.13

“Bank Merger Agreement”	Preamble

“Bank Merger”	Preamble

“BBI”	4.4(a)

“BHCA”	3.4(a)

“Certificate of Merger”	1.2

“Certificate”	1.4(b)

“Closing”	9.1

“Closing Date”	9.1

“Competing Proposal”	9.13

“Confidentiality Agreements”	6.3(b)

“Covered Employees”	6.6(a)

“Determination Date”	9.13

“DGCL”	1.1(a)

“DPC Shares”	1.4(c)

“Effective Time”	1.2

“EGTRRA”	3.11(c)

“ERISA Affiliate”	3.11(a)

“ERISA”	3.11(a)

“Exchange Act”	3.4(a)

“Exchange Agent”	2.1

“Exchange Fund”	2.1

“Exchange Ratio”	1.4(a)

“Fairness Opinion”	3.20

“FDIC”	3.1(b)

“FleetBoston”	Preamble

“Fleet National Bank”	Preamble

“FleetBoston Common Stock”	1.4(a)

“FleetBoston Plan”	4.11

Definition	Section

“FleetBoston Reports”	4.5(b)

“FleetBoston Rights Agreement”	1.4(a)

“FleetBoston Stockholder Rights”	1.4(a)

“FleetBoston Stock Plans”	4.2(a)

“FleetBoston Subsidiaries”	4.2(b)

“FleetBoston’s Counsel”	7.2(d)

“Form S-4”	3.4(a)

“GAAP”	3.5(a)

“Governmental Approvals”	3.4(a)

“Governmental Entity”	3.4(a)

“GUST”	3.11(c)

“Hazardous Material”	3.15(e)

“HOLA”	3.1(a)

“HSR Act”	3.4(a)

“Indemnified Parties”	6.7(a)

“Insurance Amount”	6.7(c)

“Intellectual Property”	3.17(b)

“Knowledge”	9.13

“Laws”	9.13

“Leases”	3.16(b)

“Lien”	9.13

“Loan”	3.6(a)

“Material Adverse Effect”	9.13

“Merger”	Preamble

“Merger Consideration”	1.4(a)

“Multiemployer Plan”	3.11(c)

“NYSE”	1.4(d)

“OREO”	3.6(a)

“OTS”	3.1(a)

“Pennsylvania Department”	3.5(b)

“Plans”	3.11(a)

“Progress”	Preamble

“Progress Bank”	Preamble

“Progress Common Stock”	1.4(a)

Definition	Section

“Progress Contract”	3.12(a)

“Progress’s Counsel”	7.3(d)

“Progress Disclosure Schedule	3.0

“Progress ESOP”	6.6(d)

“Progress Group”	3.10(a)

“Progress Intellectual Property”	3.17(b)

“Progress Preferred Stock”	3.2(a)

“Progress Reports”	3.5(b)

“Progress Restricted Stock”	1.5(d)

“Progress Stock Plans”	1.5(a)

“Progress Subsidiaries”	3.2(b)

“Progress Subsidiary”	3.2(b)

“Proxy Statement/Prospectus”	3.4(a)

“Registration Statement”	6.1(a)

“Regulatory Agencies”	3.5(b)

“Regulatory Agreement”	3.14

“Requisite Regulatory Approvals”	7.1(b)

“RIBCA”	1.1(a)

“SAIF”	3.1(b)

“SEC”	3.4(a)

“Securities Act”	3.2(c)

“Software”	3.17(b)

“Special Meeting”	6.4

“Starting Price”	9.13

“Superior Competing Proposal”	9.13

“Surviving Bank”	1.1(b)

“Surviving Corporation”	1.1(a)

“Tax Return”	3.10(c)

“Tax”	3.10(c)

“Taxing Authority”	3.10(c)

“Trust Account Shares”	1.4(c)

“Unlawful Gains”	3.19(d)

APPENDIX B

STOCKHOLDER AGREEMENT

BY AND AMONG

FLEETBOSTON FINANCIAL CORPORATION

AND

DIRECTORS AND CERTAIN EXECUTIVE OFFICERS OF PROGRESS FINANCIAL CORPORATION

DATED AS OF

August 27, 2003

PROGRESS FINANCIAL CORPORATION

STOCKHOLDER AGREEMENT

This STOCKHOLDER AGREEMENT, dated as of August 27, 2003, is entered into by and among FleetBoston Financial Corporation, a Rhode Island corporation (“FleetBoston”), and the stockholders of Progress Financial Corporation, a Delaware corporation (“Progress”), identified on Schedule I hereto (the “Stockholders”).

WHEREAS, FleetBoston and Progress have entered into an Agreement and Plan of Merger, dated as of August 27, 2003 (the “Agreement”), which provides for, among other things, the merger of Progress with and into FleetBoston, with FleetBoston being the surviving corporation (the “Merger”) (all capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Agreement); and

WHEREAS, in order to induce FleetBoston to enter into and consummate the Agreement, the Stockholders agrees to, among other things, vote in favor of the Agreement, the Merger and the other transactions contemplated by the Agreement in his or her capacity as a stockholder of Progress;

NOW, THEREFORE in consideration of the premises, the mutual covenants and agreements set forth herein and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.    Ownership of Progress Common Stock.    Each Stockholder represents and warrants that the number of shares of Progress Common Stock, set forth opposite such Stockholder’s name on Schedule I hereto is the total number of shares of Progress Common Stock over which such person has “beneficial ownership” within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, except that the provisions of Rule 13d-3(d)(1)(i) shall be considered without any limit as to time.

2.    Agreements of the Stockholders.    Each Stockholder covenants and agrees that:

(a)    Such Stockholder shall, at any meeting of the holders of Progress Common Stock called for the purpose (or in connection with any action taken by written consent), vote or cause to be voted all shares of Progress Common Stock with respect to which such Stockholder has voting power (including the power to vote or to direct the voting of) whether owned as of the date hereof or hereafter acquired (the “Shares”) (i) in favor of the Agreement, the Merger and the other transactions contemplated by the Agreement and (ii) against any plan or proposal pursuant to which Progress is to be acquired by or merged with, or pursuant to which Progress proposes to sell all or substantially all of its assets and liabilities to, any person, entity or group (other than FleetBoston or any affiliate thereof) or any other action that is inconsistent with the Agreement or the transactions contemplated thereby.

(b)    Stockholder hereby agrees to timely deliver to FleetBoston a duly executed proxy in the form attached hereto as Exhibit A (the “Proxy”), such Proxy to cover all of the Shares. In the event that Stockholder is unable to provide any such Proxy in a timely manner, Stockholder hereby grants FleetBoston a power of attorney to execute and deliver such Proxy for and on behalf of Stockholder, such power of attorney, which being coupled with an interest, shall survive any death, disability, bankruptcy, or any other such Impediment of Stockholder. Upon execution of this Stockholder Agreement by Stockholder, Stockholder hereby revokes any and all prior proxies or powers of attorney given by Stockholder with respect to the Shares and agrees not to grant any subsequent proxies or powers of attorney with respect to the Shares until the earlier of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Agreement or (ii) the date of termination of this Stockholder Agreement pursuant to Section 3 hereto,

(c)    Prior to the Special Meeting, such Stockholder shall not sell, pledge, transfer or otherwise dispose of his or her shares of Progress Common Stock, except in the case of W. Kirk Wycoff to the extent permitted or required by the terms of the Termination and Release Agreement among FleetBoston, FleetBoston National Bank and Mr. Wycoff.

(d)    Such Stockholder shall not in his or her capacity as a stockholder of Progress directly or indirectly encourage or solicit, initiate or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than FleetBoston or an affiliate thereof) concerning any merger, sale of all or substantially all of the assets or liabilities not in the ordinary course of business, sale of shares of capital stock or similar transaction involving Progress or otherwise inconsistent with the Agreement or the transactions contemplated thereby.

(e)    Stockholder shall use his or her reasonable best efforts to take or cause to be taken all action, and to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger contemplated by the Agreement.

3.    Termination.    The parties agree and intend that this Stockholder Agreement be a valid and binding agreement enforceable against the parties hereto and that damages and other remedies at law for the breach of this Stockholder Agreement are inadequate. This Stockholder Agreement may be terminated at any time prior to the consummation of the Merger by the written consent of the parties hereto and shall be automatically terminated in the event that the Agreement is terminated in accordance with its terms.

4.    Further Assurances.    Each of FleetBoston and Stockholder agree promptly to take all reasonable action as may from time to time be requested by the other party (including complying with any prior approval of or notice to the Board of Governors of the Federal Reserve System, Office of the Comptroller of the Currency, the Office of Thrift Supervision, the Banking Commissioner of the Commonwealth of Pennsylvania, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority under any applicable federal or state law) that is necessary to consummate the transactions contemplated hereby and cooperating with the other party in preparing such applications or notices and providing such information to each such Governmental Authority as may be required in order to consummate the transactions contemplated hereby.

5.    No Effect on Fiduciary Duties.    Nothing in this Stockholder Agreement shall be deemed to apply to, or limit in any manner, the obligations of any Stockholder to comply with his or her fiduciary duties as a director and/or an officer of Progress.

6.    Notices.    Notices may be provided to FleetBoston and the Stockholders in the manner specified in the Agreement, with all notices to the Stockholder being provided to them at the addresses set forth at Schedule I.

7.    Governing Law.    This Stockholder Agreement shall be governed by the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof.

8.    Counterparts.    This Stockholder Agreement may be executed in one or more counterparts, all of which shall be considered one and the same and each of which shall be deemed an original.

9.    Headings.    The Section headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Stockholder Agreement.

10.    Regulatory Approval.    If any provision of this Stockholder Agreement requires the approval of any regulatory authority in order to be enforceable, then such provision shall not be effective until such approval is obtained; provided, however, that the foregoing shall not affect the enforceability of any other provision of this Stockholder Agreement.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, FleetBoston, by a duly authorized officer, and each of the Stockholders have caused this Stockholder Agreement to be executed and delivered as of the day and year first above written.

FLEETBOSTON FINANCIAL CORPORATION

By:
Name:
Title:

STOCKHOLDERS:

Name: William O. Daggett, Jr.	Name: Kevin J. Silverang

Name: Frank Farnesi	Name: Charles J. Tornetta

Name: G. Daniel Jones	Name: W. Kirk Wycoff

Name: Joseph R. Klinger	Name: Stephen T. Zarrilli

Name: Paul M. LaNoce	Name: Michael B. High

Name: A. John May, III	Name: Eric J. Morgan

Name: William L. Mueller

SCHEDULE I

Name and Address of Stockholders	Number of Shares of Progress Capital Stock Beneficially Owned

William O. Daggett, Jr.	109,281 Shares Owned
9 Hunt Club lane	13,940 Options Outstanding
Malvern, PA 19355

Frank Farnesi	13,555 Shares Owned
6 Woodford Lane	3,596 Options Outstanding
Malvern, PA 19355

G. Daniel Jones	22,644 Shares Owned
793 Cliff Road	13,396 Options Outstanding
Bensalem, PA 19020

Joseph R. Klinger	26,145 Shares Owned
1475 Jericho Road	5,006 Options Outstanding
Abington, PA 19001

Paul M. LaNoce	142,325 Shares Owned
1037 Ingram Court	14,547 Options Outstanding
Ambler, PA 19002

A. John May	9,115 Shares Owned
1523 Waynesborough Rd.	14,956 Options Outstanding
Paoli, PA 19301

William L. Mueller	121,594 Shares Owned
516 Bartram Road	12,726 Options Outstanding
Moorestown, NJ 08057

Kevin J. Silverang	19,901 Shares Owned
242 Waterloo Avenue	13,396 Options Outsanding
Berwyn, PA 19312

Charles J. Tornetta	82,836 Shares Owned
221 Joseph Street	13,939 Options Outstanding
Norristown, PA 19403

W. Kirk Wycoff	251,629 Shares Owned
6216 Sheaff Lane	291,165 Options Outstanding
Fort Washington, PA 19034

Stephen T. Zarrilli	1,177 Shares Owned
314 Jefferson Drive	11,976 Options Outstanding
Malvern, PA 19355

Michael B. High	11,114 Shares Owned
360 Colonial Avenue	44,925 Options Outstanding
Collegeville, PA 19426

Eric J. Morgan	7,873 Shares Owned
809 Monteith Drive	34,230 Options Outstanding
Wayne, PA 19087

IRREVOCABLE PROXY

TO VOTE STOCK OF

PROGRESS FINANCIAL CORPORATION

The undersigned stockholder of Progress Financial Corporation, a Delaware corporation (“Progress”), hereby irrevocably (to the extent provided in the Delaware General Corporation Law), appoints the members of the Board of Directors of FleetBoston Financial Corporation, a Rhode Island (“FleetBoston”), and each of them, or any other designee of FleetBoston, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Progress that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Progress issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of Progress as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned’s execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

This Irrevocable Proxy is irrevocable (to the extent provided in the Delaware General Corporation Law), is coupled with an interest, including, but not limited to that certain Agreement and Plan of Merger dated as of even date herewith by and among FleetBoston and Progress (“Merger Agreement”) and is granted in consideration of FleetBoston entering into the Merger Agreement for the merger of Progress into FleetBoston, with FleetBoston being the surviving corporation (the “Merger”). As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) the date of termination of the Merger Agreement.

The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of Progress and in every written consent in lieu of such meeting:

In favor of approval and adoption of the Merger Agreement and of the transactions contemplated thereby.

The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

This Irrevocable Proxy shall terminate on, and be of no further force or effect after, the Expiration Date.

(Signature Page Follows)

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.

Dated: August 27, 2003.

(Signature of Stockholder)

(Print Name of Stockholder)

Shares beneficially owned:

SIGNATURE PAGE TO IRREVOCABLE PROXY

APPENDIX C

OPINION OF

RYAN BECK & CO., INC.

DATED AS OF

December 11, 2003

Appendix C

December 12, 2003

The Board of Directors

Progress Financial Corporation

4 Sentry Parkway Suite 200

Blue Bell, PA 19422

Members of the Board:

You have requested our opinion as investment bankers that the consideration in the Merger (the “Merger”) by and between FleetBoston Financial Corporation (“Fleet”), the holding company for Fleet National Bank, and Progress Financial Corporation (“Progress”), the holding company for Progress Bank, pursuant to the Agreement and Plan of Merger dated as of August 27, 2003 (the “Agreement”) is fair to the holders of Progress Common Stock from a financial point of view.

Pursuant to the Agreement, Progress shall be merged with and into Fleet with the surviving entity being Fleet. At a time to be determined by Fleet, Progress Bank will be merged into Fleet National Bank with Fleet National Bank being the surviving entity. Each share of Progress’ issued and outstanding common stock will be converted into the right to receive 0.9333 of a share of Fleet common stock, provided however, that (i) if Fleet’s average 10 day closing price calculated as defined in the Agreement (“Average Closing Price”) is more than 10% lower than $30.00, the exchange ratio will be increased based on the quotient (rounded to the nearest ten-thousandth) obtained by dividing (a) $25.20 by (b) the Average Closing Price; or (ii) if Fleet’s Average Closing Price is more than 10% higher than $30.00, the exchange ratio will be decreased based on the quotient (rounded to the nearest ten-thousandth) obtained by dividing (x) $30.80 by (y) the Average Closing Price (the “Exchange Ratio”).

On October 27, 2003, Fleet entered into a definitive agreement to merge with Bank of America Corporation (“BAC/Fleet Agreement”). If the transaction contemplated by the BAC/Fleet Agreement is completed, each share of Fleet common stock will be converted into the right to receive 0.5553 of a share of Bank of America common stock. Subsequent to the October 27, 2003 announcement, Fleet common stock has traded above $33.00 per share. If the Average Closing Price is Fleet’s closing price of $40.86 on December 2, 2003, the Exchange Ratio would be 0.7538.

Progress Financial Corporation

December 12, 2003

Ryan Beck & Co., Inc. (“Ryan Beck”) as a customary part of its investment banking business is engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In conducting our investigation and analysis of the Merger, we have met with members of senior management of both Fleet and Progress to discuss their operations, historical financial statements, strategic plans and future prospects. However, we have not discussed the Bank of America transaction with Fleet management. We have reviewed and analyzed material prepared in connection with the Merger, including but not limited to the following: (i) Fleet’s Current Report on Form 8-K filed October 28, 2003 containing the BAC/Fleet Agreement, Investor Presentation and Press Release; (ii) the Agreement and related documents; (iii) the proxy statement/prospectus of FleetBoston/Progress; (iv) Fleet’s Annual Reports on Form 10-K for the years ended December 31, 2002, 2001 and 2000, Quarterly Reports on Form 10-Q for the periods ended September 30, 2003, June 30, 2003, March 31, 2003, September 30, 2002, June 30, 2002 and March 31, 2002; (v) Fleet’s Proxy Statement Dated March 18, 2003; (vi) Progress’ Annual Report on Form 10-K for the years ended December 31, 2002, 2001 and 2000, Quarterly Reports on Form 10-Q for the periods ended September 30, 2003, June 30, 2003, March 31, 2003, September 30, 2002, June 30, 2002 and March 31, 2002; (vii) Progress’ Proxy Statement Dated March 31, 2003; (viii) the historical stock prices and trading volume of Fleet’s common stock; (ix) certain operating and financial information provided to Ryan Beck by the management of Fleet relating to its business and prospects; (x) the publicly available financial data of commercial banking organizations which Ryan Beck deemed generally comparable to Fleet; (xi) the historical stock prices and trading volume of Progress’s common stock; (xii) certain operating and financial information provided to Ryan Beck by the management of Progress relating to its business and prospects; (xiii) the publicly available financial data of commercial banking organizations which Ryan Beck deemed generally comparable to Progress; and (xiv) the terms of recent acquisitions of commercial banking organizations which Ryan Beck deemed generally comparable in whole or in part to Progress. We also conducted or reviewed such other studies, analyses, inquiries and examinations as we deemed appropriate.

While we have taken care in our investigation and analyses, we have relied upon and assumed the accuracy, completeness and fairness of the financial and other information provided to us by the respective institutions or which was publicly available and have not assumed any responsibility for independently verifying such information. We have also relied upon the management of Progress as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us and in certain instances we have made certain adjustments to such financial and operating forecasts, which in our judgment were appropriate under the circumstances. In addition, we have assumed with your consent that such forecasts and projections reflect the best currently available estimates and judgments of management. Ryan Beck is not an expert in evaluating loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses. Therefore, Ryan Beck has not assumed any responsibility for making an independent evaluation of the adequacy of the allowance for loan losses set forth in the balance sheets of Fleet and Progress at September 30, 2003, and Ryan Beck assumed such allowances were adequate and complied fully with applicable law, regulatory policy, sound banking practice and policies of the Securities and Exchange Commission as of the date of such financial statements. We also assumed that the Merger in all respects complies with, and will be consummated in compliance with, all laws and regulations applicable to Fleet and Progress and that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Fleet, Progress, or the combined entity, as the case may be, or on the contemplated benefits of the Merger, including the expected synergies. We have not made or obtained any

Progress Financial Corporation

December 12, 2003

independent evaluations or appraisals of the assets and liabilities of either Fleet or Progress or their respective subsidiaries, nor have we reviewed any loan files of Fleet or Progress or their respective subsidiaries. We have further assumed that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes.

In conducting our analysis and arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate in the circumstances. Our opinion is necessarily based on economic, market and other conditions and projections as they exist and can be evaluated on the date hereof.

We have been retained by the Board of Directors of Progress as an independent contractor to determine whether the consideration offered to Progress Shareholders in the Merger as provided and described in the Agreement is fair to Progress shareholders. Ryan Beck will receive a fee for its services, a significant portion of which is due upon consummation of the Merger. Ryan Beck has had an investment banking relationship with Progress including acting as financial advisor to Progress relating to a private placement of common stock. Ryan Beck’s research department provides published investment analysis on Progress and Ryan Beck acts as a market maker in Progress common stock. Ryan Beck has not had an investment banking relationship with Fleet and Ryan Beck’s research department does not provide published investment analysis on Fleet. However, Ryan, Beck does make a market in Fleet’s common stock.

In the ordinary course of our business as a broker-dealer, we may actively trade equity securities of Progress and equity and debt securities of Fleet for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Progress and does not constitute a recommendation to any shareholder of Progress as to how such shareholder should vote at any shareholder meeting held in connection with the Merger. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent. We have not considered, nor are we expressing any opinion herein with respect to, the price at which Fleet common stock will trade following the consummation of the Merger. However, if the Bank of America/Fleet Agreement were terminated subsequent to the determination of the Average Closing Price for the Fleet/Progress Agreement, the value of the merger consideration received by Progress shareholders would likely decline significantly from that determined by using the Average Closing Price.

There can be no assurance that the Bank of America/Fleet merger will be consummated and this opinion does not address the consequences of a termination of the Bank of America/Fleet Agreement after the determination of the Average Closing Price.

Ryan Beck’s review of the Bank of America/Fleet transaction was limited to a review of Fleet’s Current Report on Form 8-K filed October 28, 2003 containing the Bank of America/Fleet Agreement, the Investor Presentation and Press Release, and did not extend to a due diligence investigation of Bank of America. Ryan Beck expresses no opinion on the fairness of the consideration offered in the Bank of America/Fleet transaction to Progress shareholders. Fleet was represented by other investment bankers in the Bank of America/Fleet transaction who issued an opinion on the fairness of the Bank of America/Fleet transaction to Fleet shareholders.

Progress Financial Corporation

December 12, 2003

Based upon and subject to the foregoing, it is our opinion as investment bankers that the consideration offered to Progress shareholders in the Merger as provided and described in the Agreement is fair to the holders of Progress common stock from a financial point of view.

Very truly yours,

/s/ Ryan Beck & Co., Inc.

Ryan Beck & Co., Inc.

DIRECTIONS TO SPECIAL MEETING

Whitemarsh Valley Country Club

815 Thomas Road

Lafayette Hill, Pennsylvania 19444

215-233-3901

FROM THE NORTHEAST --------- BENSALEM, SOUTHAMPTON

TAKE RT 1 TO THE PA. TURNPIKE. TAKE TURNPIKE WEST TO THE NORRISTOWN EXIT. TAKE GERMANTOWN PIKE EAST APPROX. FOUR MILES TO THOMAS ROAD TO CLUB ENTRANCE.

(Landmarks on your way: Whitemarsh/Plymouth High School (on your left)

Barren Hill Fire Company (on your left)

You are now a short distance away from Thomas Road which is on your left.

FROM THE SOUTHWEST -------- EXTON, DOWNINGTOWN

TAKE RT. 100 NORTH TO PA. TURNPIKE. TAKE PA. TURNPIKE EAST TO THE NORRISTOWN EXIT. TAKE GERMANTOWN PIKE EAST APPROX. 4 MILES TO THOMAS ROAD TO CLUB ENTRANCE.

(Landmarks on your way: Whitemarsh/Plymouth High School (on your left)

Barren Hill Fire Company (on your left)

You are now a short distance away from Thomas Road which is on your left.

LOCAL- TAKE GERMANTOWN PIKE EAST - PASSING THRU LAFAYETTE HILL AND BARREN HILL TO THOMAS ROAD TO CLUB ENTRANCE

(Landmarks on your way: Whitemarsh/Plymouth High School (on your left)

Barren Hill Fire Company (on your left)

You are now a short distance away from Thomas Road which is on your left.

CHESTNUT HILL- TAKE NORTHWESTERN AVENUE TO GERMANTOWN PIKE WEST

TURN RIGHT ONTO THOMAS ROAD TO CLUB ENTRANCE

NOTICE

ADMITTANCE TO THE SPECIAL MEETING

In order to accommodate our shareholders, admission to the Special Meeting must be limited to shareholders, proxies, press and meeting staff. Two Welcome Desks will be set up to greet meeting attendees. If you hold stock in your own name, please proceed to the RECORD HOLDER Welcome Desk when you arrive. If you hold stock through a bank, broker or otherwise, please proceed to the STREET NAME Welcome Desk and please be prepared to furnish an account statement from your bank or broker, a copy of a proxy card mailed to you, or other proof of ownership of Progress common stock. PERSONS WITHOUT SUCH PROOF WILL NOT BE SEATED UNTIL THE MEETING STAFF DETERMINES THERE IS ADEQUATE SEATING FOR ALL ATTENDEES AND MAY BE DENIED ADMITTANCE ALTOGETHER.

Attendees should at all times wear the official name tag provided by the Welcome Desks in order that the meeting staff may readily identify attendees admitted to the meeting in accordance with the procedures administered by the Welcome Desks. If you own stock in your own name and plan to attend the Special Meeting, please mark the appropriate box on the proxy card. If you wish to attend the Special Meeting but will not be submitting a proxy card with the appropriate box marked, please notify Progress at the following address as soon as possible: Progress Financial Corporation, 4 Sentry Parkway, Suite 200, Blue Bell, Pennsylvania  19422-0764, Attention: Corporate Secretary. Doing this will allow us to prepare your official name tag in advance and eliminate unnecessary delays upon your arrival at the Special Meeting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 21.    Exhibits and Financial Statement Schedules.

(a)    Exhibits.    The following is a list of Exhibits to this Registration Statement:

2	Agreement and Plan of Merger, dated as of August 27, 2003, by and between FleetBoston and Progress (included in Part I as Appendix A to the proxy statement-prospectus included in this Registration Statement)

3.1	Restated Articles of Incorporation of FleetBoston, as amended through April 18, 2000 (incorporated by reference to Exhibit 3 of FleetBoston’s Form 10-Q for the quarter ended September 30, 1999 and Exhibit 3(b) of FleetBoston’s Form 10-Q for the quarter ended March 31, 2000)

3.2	Certificate of Correction filed with the Rhode Island Secretary of State correcting a typographical error in FleetBoston’s Restated Articles of Incorporation (incorporated by reference to Exhibit 3(a) of FleetBoston’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001)

3.3	Certificate of Votes filed with the Rhode Island Secretary of State reducing the number of reserved shares of FleetBoston’s Cumulative Participating Junior Preferred Stock (incorporated by reference to Exhibit 3(b) of FleetBoston’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001)

3.4	Statement of Resolutions establishing the Registrant’s Cumulative Participating Junior Preferred Stock (Series 2000) as a Series of Preferred Stock, filed with the Rhode Island Secretary of State (incorporated by reference to Exhibit 3(c) of FleetBoston’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001)

3.5	By-laws of FleetBoston, as amended (incorporated by reference to Exhibit 3(g) of FleetBoston’s Annual Report on Form 10-K for the year ended December 31, 2001)

4.1	Rights Agreement, dated as of August 16, 2000, between FleetBoston and EquiServe Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4 of FleetBoston’s Registration Statement on Form 8-A dated November 7, 2000), as amended by Amendment No. 1 to Rights Agreement, dated as of October 26, 2003, to the Rights Agreement, dated as of August 16, 2000, between FleetBoston and EquiServe, LP. (incorporated by reference to Exhibit 4.1.1 of FleetBoston’s Amendment No. 1 to Registration Statement on Form 8-A/A dated November 3, 2003)

4.2	Instruments defining the rights of security holders, including indentures (FleetBoston has no instruments defining the rights of holders of equity or debt securities where the amount of securities authorized thereunder exceeds 10% of the total assets of FleetBoston and its subsidiaries on a consolidated basis. FleetBoston hereby agrees to furnish a copy of any such instrument to the Commission upon request)

5	Opinion of Edwards & Angell, LLP as to legality*

8	Opinion of Edwards & Angell, LLP as to U.S. federal income tax matters*

23.1	Consent of PricewaterhouseCoopers LLP as to FleetBoston*

23.2	Consent of PricewaterhouseCoopers LLP as to Progress*

23.3	Consent of PricewaterhouseCoopers LLP as to Bank of America Corporation*

23.4	Consent of Edwards & Angell, LLP (included in Exhibit 5)

23.5	Consent of Edwards & Angell, LLP (included in Exhibit 8(a))

99.1	Form of Proxy for Progress Special Meeting of Shareholders*

99.2	Stockholder Agreement dated August 27, 2003 between FleetBoston and certain stockholders of Progress (included in Part I as Appendix B to the proxy statement-prospectus included in this Registration Statement)

99.3	Consent of Ryan Beck & Co., Inc.*

*	Previously filed.

(b)    Financial Statement Schedules.

Not Applicable.

(c)    Fairness Opinions.

Included in Part I as Appendix C to the proxy statement-prospectus included in this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to Form S-4 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on December 12, 2003.

FLEETBOSTON FINANCIAL CORPORATION

By:	/s/ GARY A. SPIESS

Gary A. Spiess Executive Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Form S-4 Registration Statement has been signed by the following persons in the capacities indicated on December 12, 2003.

SIGNATURE	TITLE

* Charles K. Gifford	Chairman, Chief Executive Officer and Director

* Robert C. Lamb, Jr.	Executive Vice President and Chief Financial Officer

* Ernest L. Puschaver	Chief Accounting Officer

* Joel B. Alvord	Director

* William Barnet, III	Director

* Daniel P. Burnham	Director

* Paul J. Choquette, Jr.	Director

* Kim B. Clark	Director

* John T. Collins	Director

Gary L. Countryman	Director

* Marian L. Heard	Director

Robert M. Kavner	Director

* Thomas J. May	Director

* Donald F. McHenry	Director

Terrence Murray	Director

* Michael B. Picotte	Director

* Francene S. Rodgers	Director

* Thomas M. Ryan	Director

* T. Joseph Semrod	Director

Paul R. Tregurtha	Director

*By:	/s/ GARY A. SPIESS
Gary A. Spiess Attorney-in-Fact

EXHIBIT INDEX

2	—	Agreement and Plan of Merger, dated as of August 27, 2003, by and between FleetBoston and Progress (included in Part I as Appendix A to the proxy statement-prospectus included in this Registration Statement)

3.1	—	Restated Articles of Incorporation of FleetBoston, as amended through April 18, 2000 (incorporated by reference to Exhibit 3 of FleetBoston’s Form 10-Q for the quarter ended September 30, 1999 and Exhibit 3(b) of FleetBoston’s Form 10-Q for the quarter ended March 31, 2000)

3.2	—	Certificate of Correction filed with the Rhode Island Secretary of State correcting a typographical error in FleetBoston’s Restated Articles of Incorporation (incorporated by reference to Exhibit 3(a) of FleetBoston’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001)

3.3	—	Certificate of Votes filed with the Rhode Island Secretary of State reducing the number of reserved shares of FleetBoston’s Cumulative Participating Junior Preferred Stock (incorporated by reference to Exhibit 3(b) of FleetBoston’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001)

3.4	—	Statement of Resolutions establishing FleetBoston’s Cumulative Participating Junior Preferred Stock (Series 2000) as a Series of Preferred Stock, filed with the Rhode Island Secretary of State (incorporated by reference to Exhibit 3(c) of FleetBoston’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001)

3.5	—	By-laws of FleetBoston, as amended (incorporated by reference to Exhibit 3(g) of FleetBoston’s Annual Report on Form 10-K for the year ended December 31, 2001)

4.1	—	Rights Agreement, dated as of August 16, 2000, between FleetBoston and EquiServe Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4 of FleetBoston’s Registration Statement on Form 8-A dated November 7, 2000), as amended by Amendment No. 1 to Rights Agreement, dated as of October 26, 2003, to the Rights Agreement, dated as of August 16, 2000, between FleetBoston and EquiServe, LP. (incorporated by reference to Exhibit 4.1.1 of FleetBoston’s Amendment No. 1 to Registration Statement on Form 8-A/A dated November 3, 2003)

4.2	—	Instruments defining the rights of security holders, including indentures (FleetBoston has no instruments defining the rights of holders of equity or debt securities where the amount of securities authorized thereunder exceeds 10% of the total assets of FleetBoston and its subsidiaries on a consolidated basis. FleetBoston hereby agrees to furnish a copy of any such instrument to the Commission upon request)

5	—	Opinion of Edwards & Angell, LLP as to legality*

8	—	Opinion of Edwards & Angell, LLP as to U.S. federal income tax matters*

23.1	—	Consent of PricewaterhouseCoopers LLP as to FleetBoston*

23.2	—	Consent of PricewaterhouseCoopers LLP as to Progress*

23.3	—	Consent of PricewaterhouseCoopers LLP as to Bank of America Corporation*

23.4	—	Consent of Edwards & Angell, LLP (included in Exhibit 5)

23.5	—	Consent of Edwards & Angell, LLP (included in Exhibit 8(a))

99.1	—	Form of Proxy for Progress Special Meeting of Shareholders*

99.2	—	Stockholder Agreement dated August 27, 2003 between FleetBoston and certain stockholders of Progress (included in Part I as Appendix B to the proxy statement-prospectus included in this Registration Statement)

99.3	—	Consent of Ryan Beck & Co., Inc.*

*	Previously filed